ANNUAL REPORT 2013



# 80 YEARS SERVING CENTRAL VIRGINIA





Franklin Financial
CORPORATION


VIRGINIA
SIC SEMPER TYRANNIS

## Celebrating 80 years serving Central Virginia

Franklin Federal Savings Bank is celebrating 80 years of serving the savings and borrowing needs of the citizens and businesses of Central Virginia. We feel fortunate that we are in a position to continue supporting our community by providing solid products and services, employing over 100 people and funding a Foundation that is budgeted to donate over $600,000 in 2014. We recognize that consumers have many options when choosing their financial institution, and we appreciate the trust placed in us.

## Total Return Performance


Franklin Financial Corporation
NASDAQ Composite
SNL Mid-Atlantic Thrift Index
Index Value
180
160
140
120
100
80
60
04/28/11
06/30/11
9/30/11
12/31/11
03/31/12
06/30/12
09/30/12
12/31/12
03/31/13
06/30/13
09/30/13

## High and Low Closing Price Per Share by Quarter

| | High | Low |
|---|---|---|
| ***Quarter ended:*** | | |
| September 30, 2013 | $ 19.14 | $ 17.78 |
| June 30, 2013 | $ 18.53 | $ 17.31 |
| March 31, 2013 | $ 18.28 | $ 16.94 |
| December 31, 2012 | $ 17.45 | $ 16.12 |
| September 30, 2012 | $ 17.28 | $ 15.84 |
| June 30, 2012 | $ 16.49 | $ 13.80 |
| March 31, 2012 | $ 13.74 | $ 11.91 |
| December 31, 2011 | $ 11.92 | $ 10.81 |


Franklin Financial
CORPORATION

Franklin Financial Corporation, a Virginia corporation, is the holding company of Franklin Federal Savings Bank, a federally chartered capital stock savings bank, which was founded in 1933 as Federal Savings and Loan Association of Sandston, Virginia.

# Financial Highlights

*(Dollars in thousands except per share amounts)*

| For the year ended September 30, | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| **Operating Data:** | | | | | |
| Net interest income | $ 25,656 | $ 27,203 | $ 26,536 | $ 24,282 | $ 19,639 |
| Provision for loan losses | 525 | (1,149) | 3,744 | 9,256 | 3,843 |
| Noninterest income (expense) | 5,943 | (69) | 327 | (2,523) | (9,855) |
| Other noninterest expenses | 18,525 | 17,063 | 20,936 | 13,554 | 13,682 |
| Income (loss) before provision for income taxes | 12,549 | 11,220 | 2,183 | (1,051) | (7,741) |
| Income tax expense (benefit) | 3,203 | 4,739 | 752 | 30 | (426) |
| Net income (loss) | $ 9,346 | $ 6,481 | $ 1,431 | $ (1,081) | $ (7,315) |
| Earnings per share - basic | $ 0.80 | $ 0.50 | $ 0.11 | N/A | N/A |
| Earnings per share - diluted | $ 0.78 | $ 0.50 | $ 0.11 | N/A | N/A |
| **Performance Ratios:** | | | | | |
| Return on average assets | 0.88% | 0.59% | 0.13% | (0.11)% | (0.71)% |
| Return on average equity | 3.86 | 2.52 | 0.81 | (0.85) | (6.27) |
| Net interest margin | 2.63 | 2.67 | 2.67 | 2.58 | 2.06 |
| Efficiency ratio | 63.97 | 54.09 | 48.68 | 48.66 | 57.07 |

*(Dollars in thousands except per share amounts)*

| At September 30, | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| **Balance Sheet Data:** | | | | | |
| Total assets | $ 1,059,321 | $ 1,070,781 | $ 1,096,977 | $ 971,055 | $ 1,009,596 |
| Cash and cash equivalents | 98,914 | 119,879 | 115,749 | 97,909 | 62,783 |
| Securities available for sale | 304,998 | 394,179 | 396,809 | 276,643 | 315,835 |
| Securities held to maturity | 70,249 | 20,372 | 25,517 | 35,518 | 48,633 |
| Loans, net | 511,183 | 450,465 | 478,423 | 477,035 | 507,012 |
| Deposits | 646,838 | 640,304 | 648,754 | 647,127 | 647,362 |
| Federal Home Loan Bank borrowings | 163,485 | 172,204 | 190,000 | 190,000 | 230,000 |
| Total stockholders' equity | 241,394 | 249,467 | 249,558 | 126,769 | 123,638 |
| Market capitalization | 232,272 | 227,617 | 157,903 | N/A | N/A |
| Book value per share | 19.70 | 18.70 | 17.45 | N/A | N/A |
| **Capital Ratios for Franklin Federal:** | | | | | |
| Tier 1 capital to adjusted tangible assets | 17.83% | 17.68% | 16.07% | 10.90% | 9.30% |
| Tier 1 risk-based capital to risk weighted assets | 26.32 | 26.62 | 23.81 | 14.12 | 10.90 |
| Risk-based capital to risk weighted assets | 27.57 | 27.87 | 25.07 | 15.37 | 11.80 |



# Letter To Our Stockholders

Dear Fellow Stockholders:

Franklin Financial Corporation produced numerous positive results in the fiscal year that ended on September 30, 2013. During our second full year as a public company, we achieved:

- Our most profitable year since the beginning of the financial crisis
- Earnings of $9.3 million in fiscal 2013 compared to $6.5 million in the previous fiscal year, a 44.2% increase
- Earnings of $0.78 per diluted share in fiscal 2013 compared to $0.50 per diluted share in fiscal 2012, a 56.0% increase
- An increase in gross loans to $524.5 million at September 30, 2013, 13.0% higher than the balance at September 30, 2012
- The repurchase of 1,098,913 shares of common stock, or 8.2% of outstanding shares, at an average price of $17.61 per share
- An increase in the market value of our portfolio of equity securities to $21.0 million at September 30, 2013 from $14.8 million at September 30, 2012 notwithstanding the sale of $1.4 million of equity securities at a gain of $351,000 during the fiscal year
- The payment of a special cash dividend of $0.45 per share
- An increase in tangible book value of $1.00 per share, or 5.3%, despite paying the special cash dividend
- Ending the fiscal year with a tangible common equity-to-assets ratio of 22.9%, among the highest in our industry

The Board of Directors and executive management are committed to enhancing stockholder value. In fact, the directors and members of executive management of Franklin Financial Corporation are significant stockholders with a 15.3% ownership stake at September 30, 2013. Additionally, Franklin Federal Savings Bank's Employee Stock Ownership Plan owned 9.1%, The Franklin Federal Foundation owned 3.1%, and an equity incentive plan/restricted stock trust account owned 3.9% of the outstanding shares at fiscal year end. This substantial ownership closely ties the interests of our directors, officers and employees with those of all stockholders.

Since we became eligible under government regulations to repurchase shares in April 2012, only 20 months ago, the



*Richard T. Wheeler, Jr.*
*Chairman, President and Chief Executive Officer*

Board of Directors has publicly announced four 5% stock repurchase programs and completed three. Through December 20, 2013, Franklin Financial Corporation repurchased 2,161,541 shares, or 15.1% of the shares issued in our successful mutual-to-stock conversion. In addition, the Board of Directors paid a special cash dividend to stockholders of $0.45 per share on December 18, 2012. The special dividend resulted in sharing over 90% of our fiscal-year 2012 earnings with our stockholders.

In spite of the numerous positive achievements during fiscal 2013, we still have work to do to reverse a negative trend in our net interest income and to reduce our nonperforming assets, including troubled debt restructurings. Our net interest income has declined for five of the past seven sequential fiscal quarters due in large part to the low interest rate environment created by the Federal Reserve. Competitive loan pricing as well as the prepayment, repayment, maturity and normal amortization of loans and investment securities has negatively affected interest income to a larger extent than reductions in interest expense. Accordingly, we have set a goal of reversing this trend in fiscal 2014 by increasing our asset allocation to loans and reducing our asset allocation to cash, cash equivalents and investment securities. Our strong loan growth in fiscal 2013 was a first step in achieving this goal, and we are experiencing solid loan demand as we enter fiscal 2014. These circumstances, in conjunction with a higher market interest rate environment since

May 2013, give us optimism that we will be able to increase our net interest income and our net interest margin in fiscal 2014.

Nonperforming assets, including troubled debt restructurings, increased from $54.6 million at September 30, 2012 to $61.3 million at September 30, 2013. Our nonperforming assets, including troubled debt restructurings, are high by industry standards. However, at September 30, 2013, 54.7% of our nonperforming loans were current on their interest payments, and net charge offs for fiscal 2013 were only 0.22% of average gross loans. Additionally, our impaired loans yielded 3.96% during fiscal 2013, a much higher return than we would have obtained on alternative short-term investments. Likewise, our gains on the sales of other real estate owned have exceeded related impairment charges by $1.2 million for the three-year period that ended September 30, 2013, and our annualized loss percentage on loans and other real estate owned has been less than one half of one percent of the average outstanding balance of those assets for the past six years. All of our nonperforming assets are in our primary lending markets in Virginia. As the economy in our local markets continues to recover, there is growing interest in our other real estate owned properties as well as the collateral supporting many of our nonperforming loans. We believe that the improving economy and improving real estate markets will allow us to reduce our nonperforming asset balances to industry norms over the next few years.

During fiscal 2013, we enhanced our ability to support the charitable needs of our neighbors in central Virginia due to the increase of The Franklin Federal Foundation's assets to $10 million at September 30, 2013. In celebration of the 80th anniversary of the founding of Franklin Federal Savings Bank, the Boards of Directors of the Bank and the Foundation approved fiscal 2014 contribution budgets totaling $700,000 to support Richmond area charities. This commitment to our community includes $100,000 for Franklin Federal Savings Bank's financial literacy program, Making Money Count, which has taught over 25,000 second graders in Richmond, Henrico, Chesterfield and Hanover elementary schools about how to effectively save, spend and share money.

Our achievements during fiscal 2013 were the result of the dedication and hard work of our employees and the loyalty and patronage of our customers. I am extremely proud of our lending team, both in making loans to quality borrowers on quality projects and in working with our borrowers who have experienced financial difficulty due to the challenging economic environment since 2007. As a result of their efforts, we originated $135.1 million of loans in fiscal 2013, and we experienced losses of less than one quarter of one percent of average loans outstanding during the year. We believe our consistent engagement during and since the economic crisis gives us credibility with borrowers and is one of the reasons for the positive loan demand we experienced in fiscal 2013 and the first few months of fiscal 2014.

At the time our loan personnel were energetically making new loans and working with borrowers to resolve problem loans, our information technology (IT) and branch operations staffs were making significant strides in enhancing our new demand deposit account by introducing debit cards, online banking and other features offered by other community banks. Our IT and branch operations staffs have worked diligently over the past year to discontinue our passbook savings products, including money market savings and certificates of deposit, and replace them with statement accounts. This process required significant information technology changes as well as extensive training of our branch staff and new systems, documents, policies and procedures. I am proud of the competence and perseverance of our IT and branch operations staffs in accomplishing this transition. Our goal is to offer products with competitive features that are delivered in a personal, customer-friendly manner.

The Franklin Federal Financial Center team increased its annual revenues by 15% in fiscal 2011, 22% in fiscal 2012 and 36% in fiscal 2013 compared to the immediate prior years. Franklin Federal Financial Center provides stocks, bonds, annuities, and similar products to our deposit customers and others looking for alternatives to savings accounts. The fees generated by Franklin Federal Financial Center have become our second largest source of recurring noninterest income.

In closing, I would like to thank our stockholders, customers, employees, directors and business associates for their support during a rewarding and gratifying year. Our management team and Board of Directors appreciate the trust you have placed in us. We are committed to continue to enhance the value of Franklin Financial Corporation.

Sincerely,



Richard T. Wheeler, Jr.
Chairman, President and Chief Executive Officer



## Executive Committee



**Left to right:** *Barry R. Shenton, Donald F. Marker, Richard T. Wheeler, Jr., Steven R. Lohr*

## Board of Directors



**Seated, left to right:** *Percy Wootton, Richard T. Wheeler, Jr., Elizabeth W. Robertson*

**Standing, left to right:** *L. Gerald Roach, Hugh T. Harrison II, Warren A. Mackey, George L. Scott, Richard W. Wiltshire, Jr.*


Franklin Financial
CORPORATION

2013 FORM 10-K

[THIS PAGE INTENTIONALLY LEFT BLANK]

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, DC 20549
## Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2013

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________



**Commission File Number: 1-35085**

**FRANKLIN FINANCIAL CORPORATION**
(Exact name of registrant as specified in its charter)

| **VIRGINIA** | **27-4132729** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

**4501 Cox Road, Glen Allen, VA 23060**
(Address of principal executive offices, including zip code)

**(804) 967-7000**
(Registrant's telephone number, including area code)

**Not applicable**
(Former name, former address and former fiscal year, if changed since last report)

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| **Common Stock, par value $0.01 per share** | **The NASDAQ Global Select Market** |

**Securities registered pursuant to section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in the definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated file or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐ Accelerated Filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of March 31, 2013, the aggregate market value of the voting and non-voting common equity held by non-affiliates was $148.2 million, based on a closing price of $18.25.

There were 12,158,425 shares of common stock outstanding as of December 6, 2013.

**Documents Incorporated by Reference:**

Portions of the Proxy Statement for the Company's Annual Meeting of Shareholders to be held on February 25, 2014 are incorporated by reference into Part III of this Form 10-K.

**FRANKLIN FINANCIAL CORPORATION**

**FORM 10-K**

**INDEX**

**ITEM** **PAGE**

**PART I**



**PART II**



**PART III**



**PART IV**

***Forward-Looking Statements***

*This report may contain certain "forward-looking statements" within the meaning of the federal securities laws, which are made in good faith pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts; rather, they are statements based on management's current expectations regarding our business strategies, intended results and future performance. Forward-looking statements are generally preceded by terms such as "expects," "believes," "anticipates," "intends," "estimates," "projects" and similar expressions. Management's ability to predict results of the effect of future plans or strategies is inherently uncertain. Factors that could have a material adverse effect on the operations of the Company and its subsidiaries include, but are not limited to, the following:*

- *general economic conditions, either internationally, nationally, or in our primary market area, that are worse than expected;*
- *a decline in real estate values;*
- *changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments;*
- *increased competitive pressures among financial services companies;*
- *changes in consumer spending, borrowing and savings habits;*
- *legislative, regulatory or supervisory changes that adversely affect our business;*
- *adverse changes in the securities markets; and*
- *changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board or the Public Company Accounting Oversight Board.*

*Additional factors that may affect the Company's results are discussed in Item 1A. "Risk Factors" in the Company's annual report on Form 10-K and in other reports filed with the Securities and Exchange Commission. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Except as required by applicable law or regulation, the Company does not undertake, and specifically disclaims any obligation, to release publicly the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.*

## PART I

## Item 1. BUSINESS

### *General*

***Franklin Financial Corporation.*** Franklin Financial Corporation ("Franklin Financial" or the "Company"), a Virginia corporation, was incorporated in December 2010 to be the holding company for Franklin Federal Savings Bank ("Franklin Federal" or the "Bank") following the Bank's conversion from the mutual to the stock form of ownership. On April 27, 2011, the mutual to stock conversion was completed and the Bank became the wholly owned subsidiary of the Company. Also on that date, the Company sold and issued 13,886,250 shares of its common stock at a price of $10.00 per share, through which the Company received net offering proceeds of $136.3 million. Additionally, the Company contributed $1.39 million in cash and 416,588 shares of common stock to The Franklin Federal Foundation. The Company's principal business activity is the ownership of the outstanding shares of common stock of the Bank. The Company does not own or lease any real property, but instead uses the premises, equipment and other property of the Bank, with the payment of appropriate rental fees, as required by applicable laws and regulations, under the terms of an expense allocation agreement entered into with the Bank.

***Franklin Federal Savings Bank.*** Founded in 1933, the Bank is a federally chartered savings bank headquartered in Glen Allen, Virginia. The Bank operates as a community-oriented financial institution offering traditional financial services to consumers and businesses in our primary market area, consisting of the City of Richmond, the Counties of Henrico, Hanover and Chesterfield, Virginia, and the surrounding areas. The Bank also makes commercial real estate loans in other parts of Virginia and, to a limited extent, in North Carolina and South Carolina. The Bank attracts deposits from the general public and uses those funds to originate commercial real estate loans, including nonresidential real estate and multi-family real estate loans, residential mortgage loans, construction loans, and land and land development loans.

The Company's and the Bank's executive offices are located at 4501 Cox Road, Glen Allen, Virginia 23060, and its telephone number is (804) 967-7000.

### *Availability of Information*

The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to such reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, are made available free of charge on the Company's website, http://investors.franklinfederal.com, as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the Securities and Exchange Commission (the "SEC"). The information on the Company's website shall not be considered as incorporated by reference into this Form 10-K.

### *Market Area*

The Company currently operates eight full-service retail banking offices in the Greater Richmond area of central Virginia, including one branch at its corporate headquarters in Glen Allen. The Company considers the City of Richmond, the Counties of Henrico, Hanover and Chesterfield, Virginia, and the surrounding areas to be its primary market area. The City of Richmond serves as the capital of Virginia and the economic center of the Richmond-Petersburg metropolitan statistical area ("Richmond MSA"). The Richmond MSA had an estimated population of 1.29 million in 2012. The largest jurisdictions in the Richmond MSA as ranked by estimated 2012 population were Chesterfield County (323,856), Henrico County (314,932), Richmond (210,309), and Hanover County (100,668).

The Company also makes commercial real estate loans in other areas of Virginia, primarily within 120 miles of Richmond, as well as a limited number of such loans in North Carolina and South Carolina. In Virginia, the Company has originated loans on properties located north to the Manassas/Woodbridge area of northern Virginia, to the east to the Norfolk/Virginia Beach area of eastern Virginia, to the west to Harrisonburg near the intersection of Interstates 64 and 81, and to the southwest to Roanoke.

While the City of Richmond experienced relatively low population growth of 6.3% from 2000 to 2012, the broader Richmond MSA experienced robust population growth of 17.2%. Chesterfield, Henrico, and Hanover counties recorded population growth rates of 24.6%, 20.1%, and 16.6%, respectively. The Richmond MSA population is projected to increase 4.8% over the next five years, continuing to exceed the state and national growth rates. The area reflects a generally high quality of life as exemplified by a relatively low cost of living, minimal traffic congestion, a physically attractive topography, and a diverse economy that experiences neither the highs nor the lows of national business cycles.

### *Employees*

At September 30, 2013, the Company had 95 full time equivalent employees. No employees are represented by any collective bargaining unit. The management of the Company considers relations with its employees to be good.

### *Competition*

The Company faces significant competition for deposits and loans. The most direct competition for deposits has historically come from the financial institutions operating in the Company's primary market area and from other financial service companies such as securities brokerage firms, credit unions and insurance companies. The Company also faces competition for investors' funds from money market funds and mutual funds. At June 30, 2013, which is the most recent date for which data is available from the Federal Deposit Insurance Corporation, the Company held 0.89% of the FDIC-insured deposits in the Richmond MSA. Some of the banks owned by large national and regional holding companies and other community-based banks that also operate in the Company's primary market area are larger and, therefore, may have greater resources or offer a broader range of products and services.

Competition for loans comes from financial institutions, including credit unions, in the Company's primary market area and from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from non-depository financial service companies entering the mortgage market, such as insurance companies, securities companies and specialty finance companies. In recent years, competition from various U.S. government programs and agencies and government sponsored enterprises has resulted in fewer profitable opportunities to originate one-to four-family and multi-family residential mortgage loans.

The Company expects competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the internet, and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Federal law permits affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit the Company's growth in the future.

***Lending Activities***

**Nonresidential Real Estate Loans.** The Company offers fixed-rate and, to a lesser extent, adjustable-rate mortgage loans secured by nonresidential commercial real estate. Approximately 91% of nonresidential real estate loans are secured by income-producing properties located within the Company's primary market area and the surrounding 120 mile radius, including shopping centers and other retail properties, office buildings, hotels, mini-storage facilities, warehouses, nursing homes, and assisted-living facilities. In 2004, the Company began to significantly increase its origination of nonresidential real estate loans. Prior to that time, the Company's focus was primarily on residential one-to four-family, owner-occupied mortgages and construction loans to builders.

The Company originates fixed-rate nonresidential real estate loans with contractual maturities of up to 30 years. These loans are typically callable in five to ten years and at any time thereafter. The Company also offers adjustable-rate nonresidential real estate loans with contractual maturities up to 15 years that are typically callable in five to ten years and at any time thereafter. Interest rates on adjustable rate loans are primarily equal to a margin above the prime lending rate or the London Interbank Offered Rate (LIBOR). Rates are generally adjustable monthly, but they may adjust at other intervals as negotiated with the borrower at the time a loan is made. Loans are secured by first mortgages, with limited exceptions, and generally are originated with a maximum loan-to-value ratio of 80%, with exceptions for borrowers or guarantors with high net worth, high liquidity, or other compensating factors. Approximately 61% of loans that the Company originated in the past three years had loan-to-value ratios of 70% or less at origination and approximately 36% of such loans had loan-to-value ratios between 70% and 80% at origination. Rates and other terms on such loans depend on an assessment of credit risk after considering such factors as the borrower's financial condition and credit history, property type, loan-to-value ratio, debt service coverage ratio, financial strength of the guarantor and other factors. The Company requires personal guarantees and a projected debt service coverage ratio of 1.2x or greater depending on the characteristics of the project but may accept a lower debt service coverage ratio for loans in the lease-up phase, with short amortization periods, with guarantors with high net worth and high liquidity, or on properties anchored by investment grade tenants. Additionally, the Company may not require personal guarantees for loans with loan-to-value ratios of approximately 50% or less or on properties anchored by investment-grade tenants. The Company's nonresidential real estate loans carry prepayment penalties of up to 5% of the amount prepaid.

As of September 30, 2013, the average size of the Company's 50 largest nonresidential real estate loans was $4.2 million, and the largest such loan outstanding was $9.7 million. This loan, which was originated in April 2010 and is secured by a first deed of trust on a hotel in eastern Virginia, was performing in accordance with its terms at September 30, 2013.

**Multi-Family Real Estate Loans.** The Company offers multi-family real estate loans that are secured by properties in its primary market area and the surrounding 120 mile radius. Multi-family loans are secured by first mortgages, are originated almost exclusively with a maximum loan-to-value ratio of 80%, and require a projected debt service coverage ratio of 1.2x or greater depending on the characteristics of the project. Exceptions to the Company's loan-to-value and debt service coverage ratio guidelines may be made for loans in the construction or lease-up phase or that have guarantors with high net worth and high liquidity. Rates and other terms on such loans generally depend on the Company's assessment of the credit risk after considering such factors as the borrower's financial condition and credit history, loan-to-value ratio, debt service coverage ratio and other factors.

As of September 30, 2013, the Company's largest multi-family real estate exposure was three loans on one property with a total outstanding balance of $11.3 million. These loans, which were originated from March 2006 to April 2008, are secured by an approximately 600 unit apartment project in central Virginia. These loans were considered impaired at September 30, 2013 and were on nonaccrual status at that date. For a further discussion of these loans, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Asset Quality—Nonperforming Assets."

**One-to Four-Family Residential Loans**. The Company's origination of residential mortgage loans enables borrowers to purchase or refinance existing homes located in its primary market area. The Company originates one-to four-family residential mortgage loans on non-owner-occupied investment properties. The Company ceased originating owner-occupied one- to four-family residential mortgage loans during fiscal 2013 due to the commencement of operations of a joint venture with TowneBank Mortgage as discussed below. At September 30, 2013, $37.4 million of the Company's one-to four-family residential loan portfolio was comprised of loans on owner-occupied properties and $55.9 million was comprised of loans on non-owner-occupied investment properties. The Company offers fixed-rate mortgage loans with contractual maturities up to 30 years. In the past four years, the Company has required call provisions up to 15 years, but more typically five to ten years, for loans on non-owner-occupied properties.

In December 2012, a service corporation subsidiary of Franklin Federal entered into a joint venture with TowneBank Mortgage, a division of TowneBank, a Virginia state chartered bank. The joint venture, operating as Franklin Federal Mortgage Center ("FFMC") began operations in January 2013. Franklin Federal, through its wholly-owned service corporation subsidiary, made a 49% minority interest investment in FFMC. When operations began, Franklin Federal discontinued making single-family, owner-occupied residential mortgage loans directly. Instead, Franklin Federal leases space to FFMC in some of its branches to house FFMC loan originators.

FFMC originates loans to customers of Franklin Federal and other borrowers and sells such loans in the secondary market. Loans originated by FFMC are processed by TowneBank Mortgage under an Administrative Services Agreement whereby the loans are processed from acceptance of the application to the closing of the loan and disbursement of the funds. TowneBank Mortgage provides support in establishing and implementing procedures to ensure the consistency, quality, and regulatory compliance of the business, including periodic audits of such matters, and provides administrative support for FFMC's overall quality assurance, risk management, and regulatory compliance programs. Once finalized, the loans are packaged and sold principally in the secondary market.

The business affairs of FFMC are managed by a Board of Managers, which is responsible for policy setting and approval of the overall direction of FFMC. The Board of Managers is comprised of two officers of Franklin Federal and two officers of TowneBank Mortgage.

The low interest rate environment, excessive regulations and intense competition for one-to four-family residential mortgage loans on owner-occupied properties resulted in year over year decreases in the number of such loans originated by Franklin Federal in recent years, and most of the residential loans originated on owner-occupied properties were sold into the secondary market. The Company retains in its portfolio non-owner-occupied one-to four-family residential loans that it originates unless a secondary market product offers more favorable terms for borrowers.

While one-to four-family residential real estate loans are typically originated with 30-year terms, such loans tend to remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

The Company generally makes conventional, non-owner-occupied loans to be held in its portfolio with loan-to-value ratios of 80% or less, and the borrower must meet certain reserve and debt service coverage ratio requirements and pay a higher interest rate than available in the marketplace on owner-occupied loans. The Company requires properties securing mortgage loans to be appraised by an approved independent appraiser unless exceptions are approved by the Company's Loan Committee for loans of $250,000 or less with estimated loan-to-value ratios of 60% or less. The property collateralizing these exception loans must be inspected by one of the Company's employees. The Company also requires title insurance on all mortgage loans. Borrowers must obtain hazard insurance, and flood insurance is required for all loans located in flood hazard areas.

The Company has not originated subprime loans (i.e., mortgage loans aimed at borrowers who do not qualify for market interest rates because of problems with their credit history). The Company does not offer loans with negative amortization. Interest-only loans represent less than 1% of total loans, and such loans are not currently being offered on one- to four-family properties.

At September 30, 2013, the largest owner-occupied one-to four-family residential loan in the Company's portfolio had an outstanding balance of $962,000. This loan, which was originated in January 2011 and is secured by a single family home, was performing in accordance with its original terms at September 30, 2013.

At September 30, 2013, the Company had 386 non-owner-occupied residential loans with aggregate outstanding balances of $55.9 million, including 15 loans that each had an outstanding balance of more than $500,000. At September 30, 2013, the largest non-owner occupied residential loan in the Company's portfolio had an outstanding balance of $4.7 million. This loan, which was originated in December 2006 and is secured by 38 one-to four-family rental property dwellings, was performing in accordance with its original terms at September 30, 2013. At September 30, 2013, nonperforming non-owner-occupied residential loans totaled $6.9 million.

**Construction Loans.** The Company originates construction loans for one-to four-family homes, multi-family properties and nonresidential commercial real estate. The Company's construction lending program began in fiscal 1997 with a focus on local residential builders. Builder lines outstanding grew moderately from inception until reaching approximately $69.0 million at September 30, 2007. Given market conditions since then, the Company has allowed this portfolio to gradually run off through sales of the underlying houses and lots and, in the last five years, through foreclosures. The Company is currently originating construction loans on a limited basis, primarily on one-to four-family homes, multi-family properties, and selected nonresidential properties. With improving home prices and a growing housing recovery, the Company anticipates that it will more actively solicit construction loans in fiscal 2014.

Construction loans to builders on one-to four-family homes have terms up to twelve months with monthly interest only payments. Except for speculative loans, discussed below, repayment of such construction loans comes from the proceeds of a permanent mortgage loan for which a commitment or pre-approval is in place when the construction loan is originated. The Company originates these construction loans to well-established builders in its primary market area, and management limits the number of projects with each builder. Interest rates on these loans are tied to the prime lending rate with a floor or minimum interest rate established at the time the loan is made. Construction loans do not exceed the lesser of 90% of the appraised value or 100% of the direct construction costs. Prior to November 30, 2012, the Company offered construction loans to homebuyers for the construction of their personal residences, which converted into permanent loans at the end of the construction period. Such loans generally had a six-month construction period with interest only payments due monthly during the construction phase, followed by an automatic conversion to a permanent loan with a term up to 30 years with monthly payments of principal and interest. The Company discontinued this product in connection with the commencement of operations of its mortgage joint venture with TowneBank Mortgage (see "Item 1, Business – Lending Activities - One-to Four-Family Residential Loans" above). Occasionally, a construction loan to a builder of a speculative home will be converted to a permanent loan if the builder has not secured a buyer within a limited period of time after the completion of the home. The Company disburses funds on a percentage-of-completion basis following an inspection by a third party inspector and review of title.

Due to current market conditions, the Company is originating only a limited number of speculative construction loans to builders with a strong track record. At September 30, 2013, the Company had approved commitments for speculative construction loans of $11.1 million, of which $7.4 million was outstanding.

The Company also originates construction loans on nonresidential and multi-family real estate projects. The nonresidential loans are typically on properties anchored by investment grade tenants. The loan-to-value ratio on such properties is 80% or lower, and the expected debt service coverage ratio upon stabilization is 1.2x or greater. These loans require payment of interest only during construction before converting to a fixed-rate amortizing loan.

At September 30, 2013, the Company's largest one-to four-family construction loan relationship was for a builder line of credit of $12.0 million, of which $4.7 million was outstanding and on which any new extension of credit must be approved by the Company's Loan Committee. This relationship was performing according to its original terms at September 30, 2013.

At September 30, 2013, the Company's largest construction loan on a nonresidential or multi-family real estate project was $13.0 million on a project to renovate several apartment complexes in central Virginia. At September 30, 2013, approximately $9.8 million of the total loan amount had been disbursed. This loan was performing according to its original terms at September 30, 2013.

**Land and Land Development Loans.** The Company originates loans to developers for the purpose of purchasing and/or developing vacant land in its primary market area and in areas within 120 miles of its primary market area, typically for residential subdivisions. The Company began making land and land development loans in fiscal 2001 and reached a fiscal year end peak of such loans at September 30, 2008 at $79.3 million as compared to $46.1 million at September 30, 2013. The Company has significantly curtailed the origination of land and land development loans in the past five years. As house prices and housing activity improve, the Company has capacity to make additional land and land development loans and may do so to strong borrowers on attractively located properties, particularly with favorable zoning.

Land and land development loans are generally interest-only loans for a term not to exceed three years. For a land development loan, the Company requires a maximum loan-to-value ratio of 75% of the appraised value upon completion. For a land loan, the Company requires a maximum loan-to-value ratio of 65% of the appraised market value. There are a limited number of exceptions to these limits. Development plans and cost verification documents are required from borrowers before management approves and closes the loan. One of the Company's officers is required to personally visit the proposed development site.

At September 30, 2013, the Company's largest land and land development exposure was two loans on one property with a total outstanding balance of $7.0 million. These loans are secured by over one hundred acres of mixed-use land in central Virginia. These loans were considered impaired at September 30, 2013 and were on nonaccrual status at that date. For a further discussion of these loans, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Asset Quality – Nonperforming Assets."

**Other Loans.** The Company offers, on a limited basis, non-real estate loans and second mortgages. The Company does not actively market these loans and such loans represent a small portion of the loan portfolio. Key loan terms vary depending on the collateral, the borrower's financial condition, credit history and other relevant factors, and personal guarantees may be required as part of the loan commitment.

In October 2013, the Company made a subordinated loan to a Virginia-based community bank holding company totaling $11.0 million. This loan is not secured and is subordinated to most obligations of the bank holding company and its bank subsidiary. The subordinated loan meets regulatory requirements to qualify as Tier 2 capital for the borrower. The loan matures in 2023 and requires monthly payments of principal and interest that will fully amortize the loan in ten years.

***Loan Underwriting Risks***

**Nonresidential and Multi-Family Real Estate Loans.** Loans secured by nonresidential and multi-family real estate generally have larger balances and involve a greater degree of risk than one-to four-family residential mortgage loans. Payments on loans secured by income producing properties often depend on successful operation and management of the properties. Of primary concern in nonresidential and multi-family real estate lending is the borrower's creditworthiness and the feasibility and cash flow potential of the project. As a result, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. In reaching a decision on whether to make a nonresidential or multi-family real estate loan, the Company reviews a cash flow analysis of the guarantors and considers the net operating income of the property, the borrower's expertise, credit history, profitability, the value and location of the underlying property (including vacancies and the terms of leases), the financial strength of the guarantors and other factors. An environmental questionnaire is obtained and a Phase 1 or 2 environmental assessment is obtained when management determines that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that experienced environmental issues. To monitor cash flows on income producing properties, the Company requires borrowers and loan guarantors to provide annual financial statements, global cash flow information, and rent rolls on nonresidential and multi-family real estate loans in excess of $1.0 million.

**Construction and Land and Land Development Loans.** Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, the Company may be required to advance funds beyond the amount originally committed to permit completion of the project. If the estimate of value proves to be inaccurate due to changes in market conditions or other factors, the Company may be confronted, at or before the maturity of the loan, with a property having a value that is insufficient to assure full repayment if liquidation is required. If the Company is forced to foreclose on a property before or at completion due to a default, it may be unable to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. In addition, speculative construction loans, which are loans made to home builders who, at the time of loan origination, have not yet secured an end buyer for the home under construction, typically carry higher risks than those associated with construction loans on pre-sold properties. These increased risks arise because of the risk that there will be inadequate demand to ensure the sale of the property within an acceptable time. As a result, in addition to the risks associated with construction loans on pre-sold properties, speculative construction loans carry the added risk that the builder will have to pay the property taxes and other carrying costs of the property until a buyer is found. Land and land development loans have substantially similar risks to speculative construction loans.

**Non-Owner-Occupied Residential Real Estate Loans.** Loans secured by investment properties represent a unique credit risk to us and, as a result, the Company adheres to special underwriting guidelines. Of primary concern in non-owner-occupied real estate lending is the consistency of rental income of the property. Payments on loans secured by rental properties often depend on the successful operation and management of the properties and the payment of rent by tenants. As a result, repayment of such loans may be subject to adverse conditions in the real estate market or the economy.

**Loan Originations, Sales and Purchases.** Loan originations come from a number of sources. The primary sources of loan originations are real estate agents, brokers, mortgage bankers, existing customers, advertising and referrals from customers. Most of the Company's nonresidential real estate and multi-family real estate loan originations result from existing relationships and referrals from mortgage bankers. The Company generally sold in the secondary market long-term fixed-rate residential owner-occupied mortgage loans that it originated prior to its joint venture with TowneBank Mortgage. The decision to sell loans was based on prevailing market interest rate conditions, interest rate risk management and liquidity needs. The Company occasionally purchases participation interests in commercial real estate loans to supplement its lending portfolio and sells participations in such loans that exceed its internal guidance limits. Participation loans generally involve additional risks in the event of default because of the divergent interests of the participants. The Company has not historically purchased whole loans.

**Loan Approval Procedures and Authority.** The Company's lending activities follow written, non-discriminatory underwriting standards and loan origination procedures established by its board of directors and management. Franklin Federal uses a Loan Committee for the review and approval of all loans. The Loan Committee consists of five members, and the approval of at least three of the members is required for the loan to be granted. Loans up to $3.0 million may be approved by the Loan Committee and reported to the board of directors. Loans over $3.0 million, as well as loans originated on properties located outside the Commonwealth of Virginia, must be approved by the board of directors.

**Loans to One Borrower.** Federal law provides that savings institutions are generally subject to the limits on loans to one borrower applicable to national banks. Subject to certain exceptions, a savings institution may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral. At September 30, 2013, Franklin Federal's regulatory limit on loans to one borrower was $28.5 million, allowing for an additional $19.0 million for loans secured by specific readily-marketable collateral. Franklin Financial Corporation is not subject to a limit on loans to one borrower. At September 30, 2013, the Company's largest lending relationship had $18.9 million of loans outstanding and the loans to this borrower were performing according to their original terms. This loan relationship is secured by first deeds of trust on two hotels in eastern Virginia.

**Loan Commitments.** The Company issues commitments for residential and commercial mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to customers. Generally, loan commitments expire after 30 to 90 days.

***Investment Activities***

The Company currently maintains investment portfolios at both Franklin Financial and the Bank. At September 30, 2013, the Company's investment portfolio totaled $375.2 million, or 35.4% of total assets, on a consolidated basis. Franklin Financial's portfolio consists primarily of marketable equity securities of Virginia-based community banks. Franklin Federal's portfolio consists primarily of various types of debt securities as permitted by OCC regulations, including mortgage-backed securities, collateralized mortgage obligations, state and local government obligations and corporate debt obligations.

The Company has legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, mortgage-backed securities and corporate bonds. Within certain regulatory limits, the Company also may invest a portion of its assets in corporate equity securities and pass-through investments in mutual funds. The Company also is required to maintain an investment in Federal Home Loan Bank of Atlanta stock. While the Company has the authority under applicable law and its investment policies to invest in derivative securities, there were no such investments at September 30, 2013.

The objectives of the Bank's investment policy are to provide and maintain liquidity, to provide collateral for pledging requirements, to assist in maintaining an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak, to meet regulatory qualified thrift lender requirements, and to generate a favorable return. The Company's board of directors has the overall responsibility for the investment portfolio, including approval of the investment policy and appointment of the Asset/Liability Management Committee ("ALCO") and the Investment Committees. The ALCO for Franklin Federal Savings Bank consists of the Chief Executive Officer, Chief Financial Officer and two other Executive Vice Presidents. Franklin Federal's Investment Committee, which consists of the Chief Executive Officer, Chief Financial Officer and one other Executive Vice President, is responsible for implementation of the investment policy and monitoring the Bank's investment performance. Individual investment transactions are reviewed and approved by the board of directors on a monthly basis.

The objectives of Franklin Financial's investment policy are to provide long-term appreciation by investing primarily in the equity securities of financial institutions and financial service companies located in Virginia, subject to certain regulatory limitations, and to provide tax-advantaged dividend income. The investment policy sets forth various limits with respect to the investments made by Franklin Financial. The Investment Committee of Franklin Financial, which meets quarterly, is comprised of five members, three of whom are also members of the Investment Committee of Franklin Federal.

The investment policy of Franklin Financial sets guidelines and limits for the purchase of stocks of community banks. Under its investment policies, the Company may make investments of up to 4.99%, subject to a maximum investment of $15.0 million, in Virginia-based community banking institutions. In making such investments, at the time of purchase the community banking institution must meet all regulatory minimum capital levels, must have been profitable from recurring operations in each of the prior three years, and must have had a minimum book value capitalization of $10.0 million. Effective August 23, 2011, the investment policy of Franklin Financial was amended to place a moratorium on the purchase of any additional equity securities without board of directors prior approval. The Company expects to gradually dispose of its equity portfolio over the next two years.

Due to the global financial crisis and given the concentration of Franklin Financial's investment portfolio in equity securities of financial institutions, the Company's investment portfolio experienced significant deterioration in 2011 and 2010. During fiscal years 2012 and 2011, Franklin Financial recognized other-than-temporary impairment charges on its equity securities portfolio of $3.4 million and $1.1 million, respectively. No other-than-temporary impairment charges on equity securities were recognized during fiscal 2013. The net unrealized losses in Franklin Financial's equity securities portfolio at September 30, 2011 were $7.1 million. During the year ended September 30, 2012, the Company greatly reduced its exposure to corporate equity securities and virtually all of the equity securities held at September 30, 2012 were equities of Virginia-based community banking institutions. At September 30, 2013 and 2012, Franklin Financial's equity securities portfolio had a net unrealized gain of $10.1 million and $2.9 million, respectively.

Some of the Company's debt securities have also experienced significant declines in value in connection with the global financial crisis. In 2008, Franklin Federal owned investments in three mutual funds, which were primarily invested in various short-term instruments including mortgage-related investments (including private-label mortgage-backed securities), U.S. government debt securities, investment-grade corporate debt, and other high quality, short-term securities. At the time Franklin Federal invested in these funds, some of which investments were made as early as 2001, they were highly rated and well-performing funds. In 2008, the funds experienced significant price declines due to credit deterioration and elevated liquidity premiums. The fund managers enacted a redemption-in-kind provision that restricted the ability of Franklin Federal to sell these investments. Franklin Federal elected to exercise the redemption-in-kind provision and received $97.1 million of debt securities in three separate redemptions, including $51.0 million of non-agency collateralized mortgage obligations ("CMOs"). To better understand the risk associated with these non-agency CMOs, the Company engaged a third-party consultant to perform a detailed analysis of all non-agency CMO securities to identify potential loss exposure. At September 30, 2013, the Company's non-agency CMOs, which are classified as held-to-maturity securities, had a par value of $19.3 million, an adjusted amortized cost value (financial statement carrying value) of $7.8 million, an amortized cost of $9.6 million and an estimated fair value of $9.6 million. For the fiscal year ended September 30, 2013, 2012 and 2011, the Company recognized impairment charges in earnings totaling $391,000, $518,000, and $1.5 million, respectively, on these securities. The net unrealized gains on all of the Company's debt securities at September 30, 2013, 2012, and 2011 were $7.3 million, $11.6 million, and $4.2 million, respectively.

Management reviews the investment portfolio of each entity on a quarterly basis to determine the cause of declines in the fair value of each security. Thorough evaluations of the causes of the unrealized losses are performed to determine whether the impairment is temporary or other than temporary in nature. Considerations such as the financial condition of the issuer, the Company's intent and ability to hold securities, recoverability of invested amount over a reasonable period of time, the length of time the security is in an unrealized loss position and receipt of amounts contractually due, for example, are applied in determining whether a security is other than temporarily impaired. Changes in the expected cash flows of the securities and/or prolonged price declines may result in concluding in future periods that the impairment of these securities is other than temporary, which would require a charge to earnings to write down these securities to their fair value.

For a detailed discussion of the gains and losses the Company has incurred on the Company's investment portfolio during 2011 through 2013, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations for the Years Ended September 30, 2013, 2012 and 2011—Gains, Losses, and Impairment Charges on Securities" and note 4 to the consolidated financial statements.

***Deposit Activities and Other Sources of Funds***

**General.** Deposits, borrowings, investment maturities and loan repayments are the major sources of funds for lending and other investment purposes. Scheduled loan repayments and investment maturities are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

**Deposit Accounts.** Deposits are attracted from within the Company's primary market area through the offering of a selection of deposit instruments, all but one of which are interest-bearing accounts, including money market checking and savings accounts and certificates of deposit. Historically, the Company has not offered noninterest-bearing demand accounts (such as checking accounts), although it introduced, on a limited basis, a basic checking account in 2012. The Company introduced a wider array of competitive demand deposit accounts in fiscal 2013 with bill payment, online banking, and debit cards. At September 30, 2013, $363.3 million, or 56.2% of the Company's total deposits, were certificates of deposit. At September 30, 2013, the Company did not utilize brokered deposits. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit, the type of account and the interest rate, among other factors. In determining the terms of deposit accounts, the Company considers the rates offered by its competition, liquidity needs, profitability, matching deposit and loan products, and customer preferences and concerns. The Company generally reviews its deposit mix and pricing weekly. The Company's deposit pricing strategy has typically been to offer competitive rates on all types of deposit products, and to periodically offer special rates in order to attract deposits of a specific type or term.

**Borrowings.** The Company uses advances from the Federal Home Loan Bank of Atlanta ("FHLB") to supplement the Company's investable funds and to help manage liquidity risk and interest rate risk. The FHLB functions as a central reserve bank providing credit for member financial institutions. As a member, the Company is required to own capital stock in the FHLB and is authorized to apply for advances on the security of such stock and certain of the Company's mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's total assets and the FHLB's assessment of the institution's creditworthiness. At September 30, 2013, the Company had unused borrowing capacity of approximately $162.5 million with the FHLB, and $180.0 million of long-term borrowings were outstanding, gross of the deferred prepayment penalties discussed below. Additionally, the Company maintains a borrowing arrangement with the Federal Reserve Bank of Richmond. No borrowings have occurred to date and any future borrowings will be secured primarily by corporate bonds.

During the year ended September 30, 2012, the Company exchanged nine FHLB borrowings totaling $160.0 million for new advances of the same amount. In connection with these exchanges, the Company paid prepayment penalties totaling $18.3 million, which have been treated as a discount on the new debt and are being amortized over the life of the new advances as an adjustment to the rate. See note 11 to the consolidated financial statements for additional information regarding the Company's borrowings.

### *Financial Services*

The Company has an agreement with a third-party registered broker-dealer, Cetera Investment Services LLC ("Cetera"). Through Cetera, the Company offers customers a complete range of nondeposit investment products, including mutual funds, debt, equity and government securities, retirement accounts, insurance products and fixed and variable annuities. For the years ended September 30, 2013, 2012, and 2011, pursuant to the Company's agreement with Cetera, the Company received fees of $749,000, $552,000 and $454,000, respectively.

### *Properties*

The Company currently conducts business from its corporate headquarters and seven additional branches. The following table sets forth the net book value of the land, building, and leasehold improvements, if applicable, and certain other information with respect to the Company's offices at September 30, 2013. In May 2013, the Company moved its Mechanicsville branch from leased space in the Hanover Square Shopping Center to a free-standing owned facility less than one mile away.

| (Dollars in thousands) | Year Opened | Square Footage | Owned/ Leased | Lease Expiration Date | Net Book Value at September 30, 2013 |
|---|---|---|---|---|---|
| **Main Office:** | | | | | |
| 4501 Cox Road<br>Glen Allen, Virginia 23060 | 1994 | 35,210 | Owned | N/A | $ 2,718 |
| **Branch Offices:** | | | | | |
| 5100 Nine Mile Road<br>Richmond, Virginia 23223 | 1996 | 2,472 | Owned | N/A | 267 |
| 5011 Brook Road<br>Richmond, Virginia 23227 | 1992 | 2,288 | Owned | N/A | 294 |
| 7013 Three Chopt Road<br>Richmond, Virginia 23226 | 1954 | 2,229 | Leased | 5/31/2014 | 10 |
| 7279 Bell Creek Road<br>Mechanicsville, Virginia 23111 | 2013 | 2,380 | Owned | N/A | 1,034 |
| 9000 West Huguenot Road<br>Richmond, Virginia 23235 | 1992 | 3,280 | Owned | N/A | 478 |
| 9961 Iron Bridge Road<br>Chesterfield, Virginia 23832 | 1997 | 7,433 | Owned | N/A | 483 |
| 1717 Bellevue Avenue<br>Richmond, Virginia 23227 | 2010 | 414 | Leased | 5/31/2014 | 2 |

***Subsidiaries***

The Bank has three wholly owned subsidiaries, Franklin Service Corporation, which provides trustee services on loans originated by the Bank; Reality Holdings LLC, which, through its subsidiaries, holds and manages foreclosed properties purchased from the Bank; and Franklin Federal Mortgage Holdings LLC, which through a 49% owned joint venture with TowneBank Mortgage, originates and sells mortgage loans, primarily on owner-occupied single-family homes.

***Regulation and Supervision***

**General**

Franklin Federal, as a federal savings association, is currently subject to extensive regulation, examination and supervision by the Office of the Comptroller of the Currency ("OCC"), as its primary federal regulator, and by the Federal Deposit Insurance Corporation as the insurer of its deposits. Franklin Federal is a member of the Federal Home Loan Bank System and its deposit accounts are insured up to applicable limits by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation. Franklin Federal must file reports with the OCC concerning its activities and financial condition in addition to obtaining regulatory approvals before entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the OCC to evaluate Franklin Federal's safety and soundness and compliance with various regulatory requirements. This regulatory structure is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of an adequate allowance for loan losses for regulatory purposes. Any change in such policies, whether by the OCC, the Federal Deposit Insurance Corporation or Congress, could have a material adverse effect on Franklin Financial and Franklin Federal and their operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") made extensive changes to the regulation of Franklin Federal. Under the Dodd-Frank Act, the Office of Thrift Supervision was eliminated and responsibility for the supervision and regulation of federal savings associations such as Franklin Federal was transferred to the OCC on July 21, 2011. The OCC is also primarily responsible for the regulation and supervision of national banks. Additionally, the Dodd-Frank Act created a new Consumer Financial Protection Bureau as an independent bureau of the Federal Reserve Board. The Consumer Financial Protection Bureau assumed responsibility for the implementation of the federal financial consumer protection and fair lending laws and regulations and has authority to impose new requirements. However, institutions of less than $10 billion in assets, such as Franklin Federal, will continue to be examined for compliance with consumer protection and fair lending laws and regulations by, and be subject to the enforcement authority of, their prudential regulators.

Certain of the regulatory requirements that are applicable to Franklin Federal and Franklin Financial are described below. This description of statutes and regulations is not intended to be a complete explanation of such statutes and regulations and their effects on Franklin Federal and Franklin Financial.

**Federal Banking Regulation**

**Business Activities.** The activities of federal savings banks, such as Franklin Federal, are governed by federal laws and regulations. Those laws and regulations delineate the nature and extent of the business activities in which federal savings banks may engage. In particular, certain lending authority for federal savings banks, e.g., commercial, nonresidential real property loans and consumer loans, is limited to a specified percentage of the institution's capital or assets.

**Current Capital Requirements.** The applicable capital regulations require savings associations to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio, a 4% Tier 1 capital to total assets leverage ratio (3% for institutions receiving the highest rating on the CAMELS examination rating system) and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS system) and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The regulations also require that, in meeting the tangible, leverage and risk- based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standard for savings associations requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital less certain specified deductions from total capital such as reciprocal holdings of depository institution capital instruments and equity investments) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet activities, recourse obligations, residual interests and direct credit substitutes, are multiplied by a risk-weight factor of 0% to 1,250%, assigned by the capital regulation based on the risks believed inherent in the type of asset. Tier 1 (core) capital is generally defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital (Tier 2 capital) include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible debt securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The OCC also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution's capital level is or may become inadequate in light of the particular risks or circumstances. At September 30, 2013, Franklin Federal met each of its capital requirements.

**New Capital Rule – Basel III.** On July 9, 2013, the federal bank regulatory agencies issued a final rule that will revise their risk-based capital requirements and the method for calculating risk-weighted assets to make them consistent with agreements that were reached by the Basel Committee on Banking Supervision ("Basel III") and certain provisions of the Dodd-Frank Act. The final rule applies to all depository institutions, top-tier bank holding companies with total consolidated assets of $500 million or more and top-tier savings and loan holding companies.

The rule establishes a new common equity Tier 1 minimum capital requirement (4.5% of risk-weighted assets), increases the minimum Tier 1 capital to risk-based assets requirement (from 4.0% to 6.0% of risk-weighted assets) and assigns a higher risk weight (150%) to exposures that are more than 90 days past due or are on nonaccrual status and to certain commercial real estate facilities that finance the acquisition, development or construction of real property.

The rule also includes changes in what constitutes regulatory capital, some of which are subject to a two-year transition period. These changes include the phasing-out of certain instruments as qualifying capital. In addition, Tier 2 capital is no longer limited to the amount of Tier 1 capital included in total capital. Mortgage servicing rights, certain deferred tax assets and investments in unconsolidated subsidiaries over designated percentages of common stock will be required to be deducted from capital, subject to a two-year transition period. Finally, Tier 1 capital will include accumulated other comprehensive income (which includes all unrealized gains and losses on available for sale debt and equity securities), subject to a two-year transition period.

The new capital requirements also include changes in the risk weights of assets to better reflect credit risk and other risk exposures. These include a 150% risk weight (up from 100%) for certain high volatility commercial real estate acquisition, development and construction loans and nonresidential mortgage loans that are 90 days past due or otherwise on nonaccrual status; a 20% (up from 0%) credit conversion factor for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancellable; a 250% risk weight (up from 100%) for mortgage servicing rights and deferred tax assets that are not deducted from capital; and increased risk-weights (from 0% to up to 600%) for equity exposures.

Finally, the rule limits capital distributions and certain discretionary bonus payments if the banking organization does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets in addition to the amount necessary to meet its minimum risk-based capital requirements.

The final rule becomes effective on January 1, 2015. The capital conservation buffer requirement will be phased in beginning January 1, 2016, at 0.625% of risk-weighted assets, increasing each year until fully implemented at 2.5% on January 1, 2019.

It is management's belief that, as of September 30, 2013, Franklin Financial and Franklin Federal would meet all capital adequacy requirements under the new capital rules on a fully phased-in basis if such requirements were currently effective.

**Prompt Corrective Regulatory Action.** The OCC is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of undercapitalization. Generally, a savings association that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be "undercapitalized." A savings association that has a total risk-based capital ratio of less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and a savings association that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized." Subject to a narrow exception, the OCC is required to appoint a receiver or conservator within specified time frames for an institution that is "critically undercapitalized." The regulation also provides that a capital restoration plan must be filed with the OCC within 45 days of the date a savings association is deemed to have received notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company up to the lesser of 5% of the savings association's total assets when it was deemed to be undercapitalized or the amount necessary to achieve compliance with applicable capital requirements. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The OCC could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors. Significantly and critically undercapitalized institutions are subject to additional mandatory and discretionary measures.

**Insurance of Deposit Accounts.** Franklin Federal's deposits are insured up to applicable limits by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation. Under the Federal Deposit Insurance Corporation's existing risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors, with less risky institutions paying lower assessments. An institution's assessment rate depends upon the category to which it is assigned. Effective April 1, 2009, assessment rates ranged from seven to 77.5 basis points. On February 7, 2011, the Federal Deposit Insurance Corporation issued final rules, effective April 1, 2011, implementing changes to the assessment rules resulting from the Dodd-Frank Act. Initially, the base assessment rates will range from two and one half to 45 basis points. The rate schedules will automatically adjust in the future when the Deposit Insurance Fund reaches certain milestones. No institution may pay a dividend if in default of the federal deposit insurance assessment.

The FDIC imposed on all insured institutions a special emergency assessment of five basis points of total assets minus Tier 1 capital, as of June 30, 2009 (capped at ten basis points of an institution's deposit assessment base), in order to cover losses to the Deposit Insurance Fund. That special assessment was collected on September 30, 2009. The FDIC provided for similar assessments during the final two quarters of 2009, if deemed necessary. In lieu of further special assessments, however, the FDIC required insured institutions to prepay estimated quarterly risk-based assessments for the fourth quarter of 2009 through the fourth quarter of 2012. That pre-payment, which included an assumed annual assessment base increase of 5%, was due December 30, 2009. The pre-payment was recorded as a prepaid expense asset as of December 30, 2009. As of December 31, 2009 and each quarter thereafter, a charge to earnings is recorded for each regular assessment with an offsetting credit to the prepaid asset.

Due to difficult economic conditions, deposit insurance per account owner was raised to $250,000. That change was made permanent by the Dodd-Frank Act. In addition, the Federal Deposit Insurance Corporation adopted an optional Temporary Liquidity Guarantee Program by which, for a fee, non-interest bearing transaction accounts would receive unlimited insurance coverage until December 31, 2010 and certain senior unsecured debt issued by institutions and their holding companies between October 13, 2008 and June 30, 2010 would be guaranteed by the Federal Deposit Insurance Corporation through June 30, 2012, or in some cases, December 31, 2012. Franklin Federal did not opt to participate in the unlimited coverage for noninterest bearing transaction accounts and in the unsecured debt guarantee program.

The Dodd-Frank Act increased the minimum target Deposit Insurance Fund ratio from 1.15% of estimated insured deposits to 1.35% of estimated insured deposits. The Federal Deposit Insurance Corporation must seek to achieve the 1.35% ratio by September 30, 2020. Insured institutions with assets of $10 billion or more are supposed to fund the increase. The Dodd-Frank Act eliminated the 1.5% maximum fund ratio, instead leaving it to the discretion of the Federal Deposit Insurance Corporation.

The Federal Deposit Insurance Corporation has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of Franklin Federal. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation or the OCC. The management of Franklin Federal does not know of any practice, condition or violation that might lead to termination of deposit insurance.

**Loans to One Borrower.** Federal law provides that savings associations are generally subject to the limits on loans to one borrower applicable to national banks. Generally, subject to certain exceptions, a savings association may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral.

**Qualified Thrift Lender Test.** Federal law requires savings associations to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a "domestic building and loan association" under the Internal Revenue Code or maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities but also including education, credit card and small business loans) in at least nine months out of each 12-month period.

A savings association that fails the qualified thrift lender test is subject to certain operating restrictions and the Dodd-Frank Act also specifies that failing the qualified thrift lender test is a violation of law that could result in an enforcement action and dividend limitations. As of September 30, 2013, Franklin Federal maintained 68.0% of its portfolio assets in qualified thrift investments and, therefore, met the qualified thrift lender test, and it has done so each month since April 2011.

**Limitation on Capital Distributions.** Federal regulations impose limitations upon all capital distributions by a savings association, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the regulations, an application to and the prior approval of the OCC is required before any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under OCC regulations (i.e., generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the OCC. If an application is not required, the institution must still provide 30 days prior written notice to the Board of Governors of the Federal Reserve System of the capital distribution if, like Franklin Federal, it is a subsidiary of a holding company, as well as an informational notice filing to the OCC. If Franklin Federal's capital ever fell below its regulatory requirements or the OCC notified it that it was in need of increased supervision, its ability to make capital distributions could be restricted. In addition, the OCC could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OCC determines that such distribution would constitute an unsafe or unsound practice.

On November 29, 2012, the board of directors of Franklin Federal declared a $15.0 million dividend that was paid to Franklin Financial on December 10, 2012 in order to enable Franklin Financial to continue to repurchase shares of its common stock and for normal operating expenses and general corporate purposes.

**Standards for Safety and Soundness.** The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness in various areas such as internal controls and information systems, internal audit, loan documentation and credit underwriting, interest rate exposure, asset growth and quality, earnings and compensation, fees and benefits. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the OCC determines that a savings association fails to meet any standard prescribed by the guidelines, the OCC may require the institution to submit an acceptable plan to achieve compliance with the standard.

**Community Reinvestment Act.** All federal savings associations have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. An institution's failure to satisfactorily comply with the provisions of the Community Reinvestment Act could result in denials of regulatory applications. Responsibility for administering the Community Reinvestment Act, unlike other fair lending laws, is not being transferred to the Consumer Financial Protection Bureau. Franklin Federal received a "satisfactory" Community Reinvestment Act rating in its most recently completed examination.

**Transactions with Related Parties.** Federal law limits Franklin Federal's authority to engage in transactions with "affiliates" (e.g., any entity that controls or is under common control with Franklin Federal, including Franklin Financial and their other subsidiaries). The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings association. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings association's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type specified by federal law. The purchase of low quality assets from affiliates is generally prohibited. Transactions with affiliates must generally be on terms and under circumstances that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings associations are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings association may purchase the securities of any affiliate other than a subsidiary.

The Sarbanes-Oxley Act of 2002 generally prohibits loans by Franklin Financial to its executive officers and directors. However, the law contains a specific exception for loans by a depository institution to its executive officers and directors in compliance with federal banking laws. Under such laws, Franklin Federal's authority to extend credit to executive officers, directors and 10% shareholders ("insiders"), as well as entities such persons control, is limited. The laws limit both the individual and aggregate amount of loans that Franklin Federal may make to insiders based, in part, on Franklin Federal's capital level and requires that certain board approval procedures be followed. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. Loans to executive officers are subject to additional limitations based on the type of loan involved.

**Enforcement.** The OCC currently has primary enforcement responsibility over savings associations and has authority to bring actions against the institution and all institution-affiliated parties, including shareholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful actions likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. The Federal Deposit Insurance Corporation has the authority to recommend to the OCC that enforcement action be taken with respect to a particular savings association. If action is not taken by the OCC, the Federal Deposit Insurance Corporation has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

**Assessments.** Franklin Federal's regulator, the OCC, is funded through assessments imposed on regulated institutions. Assessments paid by Franklin Federal to the OCC for the fiscal year ended September 30, 2013 totaled $240,000.

**Federal Home Loan Bank System.** Franklin Federal is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. Franklin Federal, as a member of the Federal Home Loan Bank of Atlanta, is required to acquire and hold shares of capital stock in that Federal Home Loan Bank. Franklin Federal was in compliance with this requirement with an investment in Federal Home Loan Bank of Atlanta stock at September 30, 2013 of $9.3 million.

**Federal Reserve Board System.** The Federal Reserve Board regulations require savings associations to maintain non-interest earning reserves against their transaction accounts (primarily Negotiable Order of Withdrawal (NOW) and regular checking accounts). The regulations generally require that the Bank maintain average daily reserves equal to 3% on aggregate transaction accounts of up to $79.5 million, plus 10% on the remainder. The first $12.4 million of transaction accounts are exempt. Beginning January 23, 2014, the Bank will be required to maintain average daily reserves equal to 3% on aggregate transaction accounts of up to $89.0 million, plus 10% on the remainder, and the first $13.3 million of transaction accounts will be exempt. This percentage is subject to adjustment by the Federal Reserve. Franklin Federal complies with the foregoing requirements. In October 2008, the Federal Reserve Board began paying interest on certain reserve balances.

**Other Regulations**

Franklin Federal's operations are also subject to federal laws applicable to credit transactions, including the:

- Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
- Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited

factors in extending credit;

- Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;
- Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of Franklin Federal also are subject to laws such as the:

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;
- Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services; and
- Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check.

**Holding Company Regulation**

**General.** As a savings and loan holding company, Franklin Financial is subject to Federal Reserve Board regulations, examinations, supervision, reporting requirements and regulations regarding its activities. In addition, the Federal Reserve Board has enforcement authority over Franklin Financial and its non-savings institution subsidiaries. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a serious risk to Franklin Federal.

Pursuant to federal law and regulations and policy, a savings and loan holding company such as Franklin Financial may generally engage in the activities permitted for financial holding companies under Section 4(k) of the Bank Holding Company Act and certain other activities that have been authorized for savings and loan holding companies by regulation.

Federal law prohibits a savings and loan holding company from, directly or indirectly or through one or more subsidiaries, acquiring more than 5% of the voting stock of another savings association, or savings and loan holding company thereof, without prior written approval of the Federal Reserve Board or from acquiring or retaining, with certain exceptions, more than 5% of a non-subsidiary holding company or savings association. A savings and loan holding company is also prohibited from acquiring more than 5% of a company engaged in activities other than those authorized by federal law or acquiring or retaining control of a depository institution that is not insured by the FDIC. In evaluating applications by holding companies to acquire savings associations, the Federal Reserve Board must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, and the convenience and needs of the community and competitive factors.

The Federal Reserve Board is prohibited from approving any acquisition that would result in a savings and loan holding company controlling savings associations in more than one state, except: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies; and (ii) the acquisition of a savings association in another state if the laws of the state of the target savings association specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

**Capital.** Savings and loan holding companies are not currently subject to specific regulatory capital requirements. The Dodd-Frank Act, however, requires the Federal Reserve Board to promulgate consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves. That will eliminate the inclusion of certain instruments, such as trust preferred securities, from tier 1 capital. Instruments issued prior to May 19, 2010 will be grandfathered for companies with consolidated assets of $15 billion or less. There is a five year transition period from the July 21, 2010 date of enactment of the Dodd-Frank Act before the capital requirements will apply to savings and loan holding companies.

**Source of Strength.** The Dodd-Frank Act also extends the "source of strength" doctrine to savings and loan holding companies. The regulatory agencies must promulgate regulations implementing the "source of strength" policy that holding companies act as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress.

**Dividends.** The FRB has the power to prohibit dividends by savings and loan holding companies if their actions constitute unsafe or unsound practices. The FRB has issued a policy statement on the payment of cash dividends by bank holding companies, which also applies to savings and loan holding companies and which expresses the FRB's view that a holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company's capital needs, asset quality and overall financial condition. The FRB also indicated that it would be inappropriate for a holding company experiencing serious financial problems to borrow funds to pay dividends. Under the prompt corrective action regulations, the FRB may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized."

**Acquisition of Franklin Financial.** Under the Federal Change in Bank Control Act, a notice must be submitted to the Federal Reserve Board if any person (including a company), or group acting in concert, seeks to acquire direct or indirect "control" of a savings and loan holding company or savings association. Under certain circumstances, a change of control may occur, and prior notice is required, upon the acquisition of 10% or more of the outstanding voting stock of the company or institution, unless the Federal Reserve Board has found that the acquisition will not result in a change of control of Franklin Financial. Under the Change in Control Act, the Federal Reserve Board generally has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that acquires control would then be subject to regulation as a savings and loan holding company.

Regulations of the OCC provide that, for a period of three years following the date of the completion of our conversion on April 27, 2011, no person, acting singly or together with associates acting in concert, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of any class of any equity security of Franklin Financial without the prior written approval of the OCC. Where any person, directly or indirectly, acquires beneficial ownership of more than 10% of any class of any equity security of Franklin Financial without the prior written approval of the OCC, the securities beneficially owned by such person in excess of 10% will not be voted by any person or counted as voting shares in connection with any matter submitted to the stockholders for a vote and will not be counted as outstanding for purposes of determining the affirmative vote necessary to approve any matter submitted to the stockholders for a vote.

## Item 1A. RISK FACTORS

Prospective investors in the Company's common stock should carefully consider the following factors.

***The Company may be required to make further additions to the allowance for loan losses and to charge-off additional loans in the future, especially due to the Company's level of nonperforming assets. Further, the allowance for loan losses may prove to be insufficient to absorb losses in the loan portfolio.***

For fiscal 2013, we recorded a provision for loan losses of $525,000. We also recorded net loan charge-offs of $1.1 million. Our nonperforming assets increased in fiscal 2013 from $49.1 million, or 4.6% of total assets and 27.4% of Tier 1 capital at September 30, 2012, to $55.8 million, or 5.3% of total assets and 31.0% of Tier 1 capital, at September 30, 2013. The increase in nonperforming assets was primarily due to continued stresses in certain real estate markets, which has made it difficult for our borrowers to improve the performance of their collateral properties. If the economy and/or real estate markets remain unchanged or further weaken, we may be required to add further provisions to our allowance for loan losses as nonperforming assets could increase or the value of the collateral securing loans may be insufficient to cover any remaining net loan balance, which could have a negative effect on our results of operations.

Like all financial institutions, the Company maintains an allowance for loan losses to provide for loans that its borrowers may not repay in their entirety. The Company has seen increases in the level of nonperforming assets in 2013 and 2011. Nonperforming assets decreased during fiscal year 2012. All nonperforming assets relate directly or indirectly to loans made prior to December 31, 2007, when our country's most recent recession began, except for two single-family loans totaling less than $400,000 and selected other loans made to facilitate the workout of nonperforming assets.

In evaluating the adequacy of our allowance for loan losses, the Company considers such factors as changes in the types and amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect a borrower's ability to repay, estimated value of any underlying collateral, personal guarantees, estimated losses relating to specifically identified loans, and current economic conditions. This evaluation is inherently subjective as it requires material estimates including, among others, exposure at default, amount and timing of expected future cash flows on affected loans, value of collateral, personal guarantees, estimated losses on specific loans, as well as consideration of general loss experience. All of these estimates may be susceptible to significant change. While management uses the best information available at the time to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance. Estimates of the risk of loss and the amount of loss on any loan are complicated by the significant uncertainties surrounding borrowers' abilities to successfully execute their business models through changing economic environments, the competitive challenges they face, and the effect of current and future economic conditions on collateral values and other factors. Because of the degree of uncertainty and susceptibility of these factors to change, the Company's actual losses may vary materially from our current estimates.

Federal regulators, as an integral part of their examination process, periodically review the allowance for loan losses and may require the Company to increase the allowance for loan losses by recognizing additional provisions for loan losses charged to expense, or to decrease our allowance for loan losses by recognizing loan charge-offs. Any such additional provisions for loan losses or charge-offs, as required by these regulatory agencies, could have a material adverse effect on our financial condition and results of operations.

***Our construction and land and land development loan portfolios may expose us to increased credit risk.***

In the past 10 years, construction loans, including speculative construction loans, have been a material part of the Company's loan portfolio. Speculative construction loans are loans made to builders who have not identified a buyer for the completed property at the time of loan origination. At September 30, 2013, $35.8 million, or 6.8% of our loan portfolio, consisted of construction loans, of which $7.4 million consisted of speculative construction loans. Until recently, the demand for construction loans decreased significantly due to the decline in the housing market and new home construction and, in response to these market conditions, management reduced originations of such loans in 2011, 2012, and 2013 compared to pre-recession levels. At September 30, 2013, $46.1 million, or 8.8% of our loan portfolio, consisted of land and land development loans. Land and land development loans have substantially similar risks as speculative construction loans. These loan types generally expose a lender to greater risk of non-payment and loss than owner-occupied residential mortgage loans because the repayment of such loans depends on the successful construction or development and ultimate sale of the property and, possibly, unrelated cash needs of the borrowers. Also, such loans typically involve larger balances to a single borrower or groups of related borrowers. In addition, many borrowers of these types of loans have more than one loan outstanding with us, so an adverse development with respect to one loan or credit relationship can expose the Company to significantly greater risk of non-payment and loss.

***Nonresidential and multi-family real estate lending may expose us to increased lending risks.***

At September 30, 2013, $348.9 million, or 66.5%, of the Company's loan portfolio consisted of nonresidential and multi-family real estate loans. These types of loans generally expose a lender to greater risk of non-payment and loss than owner-occupied, one-to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to owner-occupied one-to four-family residential mortgage loans. Also, many of the Company's nonresidential real estate borrowers have more than one loan outstanding. Consequently, an adverse development with respect to one loan or one credit relationship can expose the Company to a significantly greater risk of loss compared to an adverse development with respect to an owner-occupied, one-to four-family residential mortgage loan.

***Regulatory limits on commercial real estate loans could affect our ability to execute our operating strategy.***

Continued focus on commercial real estate lending activities is a key component of the Company's operating strategy. Interagency guidance issued by the banking regulators in 2006 encourages enhanced risk management practices and capital levels for banks with a significant concentration of commercial real estate loans. For purposes of this regulatory guidance, commercial real estate loans include nonresidential real estate, multi-family, construction, and land and land development loans. While federal regulators have not set specific limits on the level of commercial real estate loans banks may hold in portfolio, federal regulators may instruct individual banks to reduce a concentration when they believe it is warranted. As of September 30, 2013, the total of construction and land and land development loans for the Bank was 39% of the sum of its Tier 1 capital plus the general portion of the allowance for loan losses. The total of construction, land and land development, nonresidential and multi-family loans as of September 30, 2013 for the Bank was 217% of the sum of its Tier 1 capital plus the general portion of the allowance for loan losses.

***Declines in the value of investment securities could require write-downs, which would reduce earnings.***

In 2013, 2012 and 2011, we recognized other-than-temporary impairment charges in earnings of $435,000, $4.7 million, and $2.6 million, respectively, related to our investment portfolio. At September 30, 2013, $21.0 million, or 6.9%, of our available for sale investment securities portfolio was comprised of corporate equity securities held by Franklin Financial. Corporate equity securities are generally considered riskier investments than asset-backed or government guaranteed securities, and therefore, may expose us to a greater degree of loss. During 2012, we greatly reduced our exposure to corporate equity securities, and virtually all of these securities held at September 30, 2013 are equities of Virginia-based community banking institutions with unrealized gains.

During an economic downturn, the Company's investment portfolio could be subject to higher risk. The value of the investment portfolio is subject to the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities held in the portfolio, or due to deterioration in the financial condition of a guarantor of an issuer's payments of such investments. Such defaults and impairments could reduce the Company's net investment income and result in realized investment losses.

The Company's investment portfolio is also subject to increased risk as the valuation of investments is more subjective when markets are illiquid or when longer-term interest rates rise sharply as they have in the past six months, thereby increasing the risk that the estimated fair value (i.e. the carrying amount) of the portion of the investment portfolio that is carried at fair value as reflected in the consolidated financial statements is not reflective of prices at which actual transactions would occur.

Because of the risks set forth above, the value of the Company's investment portfolio could decrease, the Company could experience reduced net investment income and could incur realized investment losses, which could materially and adversely affect the results of operations, financial position and liquidity.

Management reviews the securities portfolio at each quarter-end reporting period to determine whether the fair value is below the current amortized cost. When the fair value of any investment security has declined below its amortized cost, management is required to assess whether the decline is other-than-temporary. The Company is required to write-down the value of a security through a charge to earnings if management concludes that a decline is other-than-temporary. In the case of debt securities, the Company is required to charge to earnings any decreases in value that are credit-related. As of September 30, 2013, the amortized cost and the fair value of our securities portfolio totaled $360.4 million and $377.7 million, respectively. Changes in the expected cash flows of these securities and/or prolonged price declines in future periods may result in a charge to earnings to write down these securities. Any charges for other-than-temporary impairment would not impact cash flow or liquidity. Losses in value in the Company's investment securities portfolio could result in further impairment write-downs, which would, in turn, reduce earnings.

***A significant percentage of the Company's assets are invested in cash and cash equivalents and investment securities, which typically have a lower yield than the Company's loan portfolio.***

The Company's results of operations are substantially dependent on net interest income, which is the difference between the interest income earned on interest-earning assets and the interest expense paid on interest-bearing liabilities. At September 30, 2013, 44.8% of the Company's assets was invested in cash and cash equivalents and investment securities. These investments generally yield substantially less than the loans in the loan portfolio. The Company intends to invest a greater proportion of assets in loans with the goal of increasing net interest income as loan demand improves.

***Fluctuations in interest rates could reduce our profitability and affect the value of our assets.***

Like other financial institutions, the Company is subject to interest rate risk. The Company's primary source of income is net interest income. Changes in the general level of interest rates can affect net interest income by affecting the difference between the weighted-average yield earned on interest-earning assets and the weighted-average rate paid on interest-bearing liabilities, as well as the average life of interest-earning assets and interest-bearing liabilities. Changes in interest rates also can affect: (1) the ability to originate loans; (2) the value of interest-earning assets and the Company's ability to realize gains from the sale of such assets; (3) the ability to obtain and retain deposits in competition with other available investment alternatives; and (4) the ability of borrowers to repay adjustable or variable rate loans. Interest rates are highly sensitive to many factors, including government monetary policies, domestic and international economic and political conditions and other factors beyond the Company's control.

***The Company's business strategy includes moderate growth plans, and its financial condition and results of operations could be negatively affected if it fails to grow or fails to manage growth effectively.***

Over the long term, the Company expects to experience growth in assets, deposits and the scale of operations. However, achieving growth targets requires the Company to successfully execute its business strategies. The Company's business strategies include continuing to emphasize commercial real estate lending and introducing new and competitive deposit products to become a full-service community banking institution. The ability to successfully grow will also depend on the continued availability of loan opportunities that meet the Company's underwriting standards. If the Company does not manage its growth effectively, it may not be able to achieve its business plan, and its business and prospects could be adversely affected.

***Regulation of the financial services industry is undergoing major changes and future legislation could increase our cost of doing business or harm our competitive position.***

In 2010 and 2011, in response to the financial crisis and recession that began in 2008, significant regulatory and legislative changes resulted in broad reform and increased regulation impacting financial institutions. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") has created a significant shift in the way financial institutions operate. The Dodd-Frank Act also created a new federal agency to administer consumer protection and fair lending laws, a function that was formerly performed by the depository institution regulators. The Dodd-Frank Act contains various other provisions designed to enhance the regulation of depository institutions. The full impact of the Dodd-Frank Act on our business and operations will not be known for years until regulations implementing the statute are written and adopted. The Dodd-Frank Act may have a material impact on our operations, particularly through increased regulatory burden and compliance costs. Any future legislative changes could have a material impact on our profitability, the value of assets held for investment or collateral for loans. Future legislative changes could require changes to business practices or force us to discontinue businesses and potentially expose us to additional costs, liabilities, enforcement action and reputational risk.

In addition to the enactment of the Dodd-Frank Act, the federal regulatory agencies have taken stronger supervisory actions against financial institutions that have experienced increased loan losses and other weaknesses as a result of the recent economic crisis. The actions include entering into written agreements and cease and desist orders that place certain limitations on operations. Federal bank regulators have also been using with more frequency their ability to impose individual minimum capital requirements on banks, which requirements may be higher than those required under the Dodd-Frank Act or that would otherwise qualify a bank as being "well capitalized" under applicable prompt corrective action regulations. If we were to become subject to a regulatory agreement or higher individual minimum capital requirements, such action may have a negative impact on our ability to execute our business plan, as well as our ability to grow, pay dividends or engage in mergers and acquisitions and may result in restrictions in our operations.

Additionally, in early July 2013, the Federal Reserve approved revisions to its capital adequacy guidelines and prompt corrective action rules that implement the revised standards of the Basel Committee on Banking Supervision, commonly called Basel III, and address relevant provisions of the Dodd-Frank Act. Basel III and the regulations of the federal banking agencies require bank holding companies and banks to undertake significant activities to demonstrate compliance with the new and higher capital standards, Compliance with these rules will impose additional costs on the Company and the Bank.

***A return of recessionary conditions could result in increases in our level of nonperforming loans and/or reduce demand for our products and services, which would lead to lower revenue, higher loan losses and lower earnings.***

A return of recessionary conditions and/or continued negative developments in the domestic and international credit markets may significantly affect the markets in which we do business, the value of our loans and investments, and our ongoing operations, costs and profitability. Declines in real estate values and sales volumes and increased unemployment levels may result in higher than expected loan delinquencies, increases in our levels of nonperforming and classified assets and a decline in demand for our products and services. These negative events may cause us to incur losses and may adversely affect our capital, liquidity, and financial condition.

***The Company is dependent upon the services of its management team.***

The Company relies heavily on its Chairman, President and Chief Executive Officer, Richard T. Wheeler, Jr., and its executive officers, Donald F. Marker, Steven R. Lohr and Barry R. Shenton. The loss of the chief executive officer or other executive officers could have a material adverse effect on our operations because, as a community bank, the Company has fewer management-level personnel that have the experience and expertise to readily replace these individuals. Changes in key personnel and their responsibilities may be disruptive to business and could have a material adverse effect on the Company's business, financial condition and results of operations. The Company entered into employment agreements with Messrs. Wheeler, Marker, Lohr and Shenton upon completion of its mutual-to-stock conversion in fiscal 2011, which have subsequently been extended to October 2016.

***The average age of our depositor base may make our strategy to expand our deposit product offerings more difficult to achieve.***

Several years ago, the Company embarked on a strategy to broaden our deposit products and services, including the introduction of a money market checking account and a basic demand deposit account. Until recently, the only core deposit offering was a traditional passbook savings or money market account. Because approximately one-half of the Company's depositor base is comprised of persons over the age of 65, the strategy to expand our deposit product offerings may be more difficult to achieve as the existing depositor base may not utilize new product offerings, and the Company may need to attract new depositors and customers to grow its business.

***Strong competition within the Company's market area could reduce profits and slow growth.***

The Company faces more intense competition both in making loans and attracting deposits. This competition may make it more difficult to make new loans and may force the Company to offer lower loan rates and higher deposit rates. Pricing competition for loans and deposits might result in us earning less on loans and paying more on deposits, which would reduce net interest income. Competition also makes it more difficult to grow loans and deposits. As of June 30, 2013, which is the most recent date for which information is available, the Company held 0.89% of the FDIC-insured deposits in the Richmond, Virginia MSA. Some of the institutions with which the Company competes have substantially greater resources and lending limits than the Company and may offer services that it does not provide. The Company expects competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. The Company's profitability depends upon its continued ability to compete successfully in its market area.

***The Company operates in a highly regulated environment, and it may be adversely affected by changes in laws and regulations.***

The Company is subject to extensive regulation, supervision and examination by the OCC and the Federal Reserve, its primary federal regulators, and by the Federal Deposit Insurance Corporation, as the insurer of its deposits. Such regulation and supervision governs the activities in which an institution and its holding company may engage and are intended primarily for the protection of the insurance fund and the depositors and borrowers of the Bank rather than for holders of common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on the Company's operations, the classification of its assets and the determination of the level of its allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material effect on the Company's operations.

## Item 1B. UNRESOLVED STAFF COMMENTS

None.

## Item 2. PROPERTIES

The Company owns its headquarters located at 4501 Cox Road, Glen Allen, VA 23060. This location also contains one of the Bank's branches. The Bank operates seven other branches. The Bank owns five of these branches and leases the remaining two. Additional information regarding lease commitments can be found in note 16 of the notes to consolidated financial statements. All of the premises are located in the Richmond MSA. All of the Company's properties are in good operating condition and are adequate for the Company's present needs.

## Item 3. LEGAL PROCEEDINGS

There are no material proceedings to which the Company or its subsidiaries are a party or by which, to the Company's knowledge, it, or its subsidiaries, are threatened. All legal proceedings presently pending or threatened against the Company or its subsidiaries involve routine litigation incidental to the business of the Company or the subsidiaries involved and are not material in respect to the amount in controversy.

## Item 4. MINE SAFETY DISCLOSURES

Not applicable.

# PART II

## Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Franklin Financial Corporation's common stock is listed on the Nasdaq Global Select Market under the symbol "FRNK". The common stock was issued at a price of $10.00 per share in connection with the Bank's mutual-to-stock conversion and the initial public offering of the Company's common stock. The common stock commenced trading on the Nasdaq Stock Market on April 28, 2011. As of the close of business on September 30, 2013, there were 12,250,625 shares of common stock outstanding, held by approximately 1,600 holders of record.

The following table sets forth the high and low closing sales prices of the Company's common stock as reported by the Nasdaq Stock Market for the periods indicated:

| | Closing Price Per Share | |
|---|---|---|
| | High | Low |
| *Quarter ended:* | | |
| September 30, 2013 | $ 19.14 | $ 17.78 |
| June 30, 2013 | $ 18.53 | $ 17.31 |
| March 31, 2013 | $ 18.28 | $ 16.94 |
| December 31, 2012 | $ 17.45 | $ 16.12 |
| September 30, 2012 | $ 17.28 | $ 15.84 |
| June 30, 2012 | $ 16.49 | $ 13.80 |
| March 31, 2012 | $ 13.74 | $ 11.91 |
| December 31, 2011 | $ 11.92 | $ 10.81 |

The following graph and table provide a comparison of the cumulative total returns for the common stock of the Company, the NASDAQ Composite Index and the SNL Securities Bank and Thrift Index for the periods indicated. The graph assumes that an investor originally invested $100 in shares of our common stock at its closing price on April 28, 2011, the first day that our shares were traded. The stock price information below is not necessarily indicative of future price performance.

*Performance Graph*



Total Return Performance
180
160
140
120
100
80
60
Index Value
Franklin Financial Corporation
NASDAQ Composite
SNL Mid-Atlantic Thrift Index
04/28/11
06/30/11
09/30/11
12/31/11
03/31/12
06/30/12
09/30/12
12/31/12
03/31/13
06/30/13
09/30/13


| | Period Ended | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| ***Index*** | **04/28/11** | **06/30/11** | **09/30/11** | **12/31/11** | **03/31/12** | **06/30/12** | **09/30/12** | **12/31/12** | **03/31/13** | **06/30/13** | **09/30/13** |
| Franklin Financial Corporation | 100.00 | 100.75 | 92.23 | 98.91 | 112.20 | 137.43 | 142.52 | 142.26 | 156.59 | 154.53 | 162.68 |
| NASDAQ Composite | 100.00 | 96.75 | 84.46 | 91.40 | 108.75 | 103.57 | 110.34 | 107.62 | 116.78 | 122.06 | 135.73 |
| SNL Mid-Atlantic Thrift Index | 100.00 | 92.52 | 75.13 | 82.35 | 92.17 | 87.71 | 99.52 | 98.96 | 105.57 | 109.60 | 115.91 |

*Dividends*

On November 29, 2012, the board of directors of Franklin Federal declared a $15.0 million dividend that was paid to the Company on December 10, 2012 in order to enable the Company to continue to repurchase shares of its common stock and for normal operating expenses and general corporate purposes. On December 18, 2012, the Company paid a special dividend of $0.45 per share of common stock to stockholders of record on November 30, 2012. See "Item 1, Business—Regulation and Supervision—Holding Company Regulation—Dividends" and note 13 in the notes to the consolidated financial statements for more information relating to restrictions on the Bank's ability to pay dividends to the Company and the Company's payment of dividends.

*Share Repurchases*

On November 15, 2012, the Company's board of directors approved a third stock repurchase program whereby the Company was authorized to repurchase up to 645,415 shares of the Company's common stock that was outstanding upon completion of the second stock repurchase program. Repurchases made during the three months ended September 30, 2013 under this plan are as follows:

| | Total Shares Purchased Pursuant to Publicly-Announced Plans | Average Price Paid Per Share | Maximum Remaining Number of Shares Available for Repurchase Pursuant to Publicly-Announced Plan |
|---|---|---|---|
| July 1 – 31, 2013 | 6,400 | $ 18.53 | 249,815 |
| August 1 – 31, 2013 | 84,588 | 18.16 | 165,227 |
| September 1 – 30, 2013 | 165,227 | 18.04 | 612,530 |
| Total | 256,215 | 18.09 | |

On August 29, 2013, the board of directors approved a fourth stock repurchase program. The new repurchase program provides for the purchase of up to 612,530 shares of the Company's common stock that will be outstanding upon completion of the third stock repurchase program. Repurchases will be made from time to time, in the open market or through privately negotiated transactions, as and when deemed appropriate by management and under any plan that may be deployed in accordance with SEC Rule 10b5-1.

## Item 6. SELECTED FINANCIAL DATA

The following is selected financial data for the Company for the last five years.

| | At September 30, | | | | |
|---|---|---|---|---|---|
| *(Dollars in thousands)* | 2013 | 2012 | 2011 | 2010 | 2009 |
| **Balance Sheet Data:** | | | | | |
| Total assets | $ 1,059,321 | $ 1,070,781 | $ 1,096,977 | $ 971,055 | $ 1,009,596 |
| Cash and cash equivalents | 98,914 | 119,879 | 115,749 | 97,909 | 62,783 |
| Securities available for sale | 304,998 | 394,179 | 396,809 | 276,643 | 315,835 |
| Securities held to maturity | 70,249 | 20,372 | 25,517 | 35,518 | 48,633 |
| Loans, net | 511,183 | 450,465 | 478,423 | 477,035 | 507,012 |
| Loans held for sale | - | 1,458 | 922 | 2,781 | 140 |
| Bank owned life insurance | 34,296 | 33,008 | 31,714 | 30,430 | 29,507 |
| Deposits | 646,838 | 640,304 | 648,754 | 647,127 | 647,362 |
| Federal Home Loan Bank borrowings | 163,485 | 172,204 | 190,000 | 190,000 | 230,000 |
| Total stockholders' equity | 241,394 | 249,467 | 249,558 | 126,769 | 123,638 |

| (Dollars in thousands except per share amounts) | For the Year Ended September 30, 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| **Operating Data:** | | | | | |
| Interest and dividend income | $ 39,790 | $ 43,573 | $ 45,934 | $ 48,617 | $ 53,117 |
| Interest expense | 14,134 | 16,370 | 19,398 | 24,335 | 33,478 |
| Net interest income | 25,656 | 27,203 | 26,536 | 24,282 | 19,639 |
| Provision for loan losses | 525 | (1,149) | 3,744 | 9,256 | 3,843 |
| Net interest income after provision for loan losses | 25,131 | 28,352 | 22,792 | 15,026 | 15,796 |
| Noninterest income (expense): | | | | | |
| Impairment of securities reflected in income | (435) | (4,665) | (2,572) | (7,629) | (19,997) |
| Gains on sales of securities, net | 1,716 | 63 | 243 | 2,045 | 6,303 |
| Other noninterest income | 4,662 | 4,533 | 2,656 | 3,061 | 3,839 |
| Total noninterest income (expense) | 5,943 | (69) | 327 | (2,523) | (9,855) |
| Other noninterest expenses | 18,525 | 17,063 | 20,936 | 13,554 | 13,682 |
| Income (loss) before provision for income taxes | 12,549 | 11,220 | 2,183 | (1,051) | (7,741) |
| Income tax expense (benefit) | 3,203 | 4,739 | 752 | 30 | (426) |
| Net income (loss) | $ 9,346 | $ 6,481 | $ 1,431 | $ (1,081) | $ (7,315) |
| Net income per share – basic[1] | $ 0.80 | $ 0.50 | $ 0.11 | N/A | N/A |
| Net income per share – diluted[1] | $ 0.78 | $ 0.50 | $ 0.11 | N/A | N/A |

(1) Weighted-average shares used in the calculation of basic and diluted earnings per share were calculated from April 27, 2011 to September 30, 2011 for fiscal 2011.

| | For the Year Ended September 30, 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| **Performance Ratios:** | | | | | |
| Return on average assets | 0.88% | 0.59% | 0.13% | (0.11)% | (0.71)% |
| Return on average equity | 3.86 | 2.52 | 0.81 | (0.85) | (6.27) |
| Interest rate spread[1] | 2.32 | 2.29 | 2.34 | 2.32 | 1.77 |
| Net interest margin[2] | 2.63 | 2.67 | 2.67 | 2.58 | 2.06 |
| Efficiency ratio[3] | 63.97 | 54.09 | 48.68 | 48.66 | 57.07 |
| Average interest-earning assets to average interest-bearing liabilities | 121.41 | 123.90 | 117.20 | 109.99 | 108.20 |
| Average equity to average assets | 22.88 | 23.56 | 16.72 | 12.67 | 11.34 |

| | At September 30, 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| **Capital Ratios[4]:** | | | | | |
| Tier 1 capital to adjusted tangible assets | 17.83% | 17.68% | 16.07% | 10.90% | 9.30% |
| Tier 1 risk-based capital to risk weighted assets | 26.32 | 26.62 | 23.81 | 14.12 | 10.90 |
| Risk-based capital to risk weighted assets | 27.57 | 27.87 | 25.07 | 15.37 | 11.80 |
| **Asset Quality Ratios:** | | | | | |
| Allowance for loan losses as a percent of total loans | 1.86% | 2.22% | 2.95% | 2.72% | 1.64% |
| Allowance for loan losses as a percent of nonperforming loans | 19.82 | 31.58 | 34.65 | 45.07 | 39.85 |
| Net charge-offs to average loans outstanding during the period | 0.22 | 0.67 | 0.52 | 0.86 | 0.13 |
| Nonperforming loans as a percent of total loans | 9.37 | 7.02 | 8.50 | 6.03 | 4.12 |
| Nonperforming loans as a percent of total assets | 4.64 | 3.04 | 3.85 | 3.07 | 2.12 |
| Nonperforming assets as a percent of total stockholders' equity and the allowance for loan losses | 22.24 | 18.89 | 19.24 | 29.50 | 17.43 |

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.

(2) Represents net interest income as a percent of average interest-earning assets.

(3) A non-GAAP measure calculated by dividing other noninterest expenses, net of impairment charges and losses on the sale of fixed assets or foreclosed assets and the conversion-related contribution to The Franklin Federal Foundation, by the sum of net interest income and other noninterest income, net of gains on the sale of fixed assets and foreclosed assets.

(4) Ratios are for the Bank.

## Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding changes in the Company's financial condition at September 30, 2013 and 2012 and results of operations for each of the years ended September 30, 2013, 2012 and 2011. The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes included in this Form 10-K.

### Overview

***Income.*** Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Other significant sources of pre-tax income are earnings from bank-owned life insurance, service charges (mostly from service charges on deposit accounts and loan servicing fees), and commissions on sales of securities and insurance products. We also recognize income from the sale of securities and other real estate owned.

***Allowance for Loan Losses.*** The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings. When loan quality improves and losses are less than originally projected, we may record credit provisions.

***Expenses.*** The noninterest expenses we incur in operating our business consist of salaries and employee benefits expenses, occupancy and equipment expenses, federal deposit insurance premiums and OCC assessments, data processing expenses, impairment charges on securities and other real estate owned, and other miscellaneous expenses.

Salaries and employee benefits consist primarily of salaries and wages paid to our employees, payroll taxes, and expenses for health insurance, retirement plans, stock-based compensation, and other employee benefits.

Occupancy and equipment expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, rental expenses, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities. Depreciation of premises and equipment is computed using a combination of accelerated and straight-line methods based on the useful lives of the related assets, which range from 3 to 40 years. Data processing expenses are the fees we pay to third parties for the use of their software and for processing customer information, deposits and loans. Federal deposit insurance premiums are payments we make to the Federal Deposit Insurance Corporation for insurance of our deposit accounts and OCC assessments are fees we pay to our primary regulator.

Due to losses experienced in our securities portfolio, we recorded significant other-than-temporary impairment charges on securities in fiscal 2011 and 2012, which are reflected in noninterest income.

Other expenses include expenses for professional services, advertising, office supplies, postage, telephone, insurance and other miscellaneous operating expenses.

### Critical Accounting Policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies.

#### *Allowance for Loan Losses*

The allowance for loan losses is the amount estimated by management as necessary to cover losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged or credited to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: the likelihood of default; the loss exposure at default; the amount and timing of future cash flows on impaired loans; the value of collateral; and the determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Management reviews the level of the allowance at least quarterly and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectibility of the loan portfolio. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic or other conditions differ substantially from the assumptions used in making the evaluation. In addition, the OCC, as an integral part of its examination process, periodically reviews our allowance for loan losses and may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would adversely affect earnings. See note 6 to the notes to the consolidated financial statements.

***Other-Than-Temporary Impairment***

Investment securities are reviewed at each quarter-end reporting period to determine whether the fair value is below the current amortized cost. When the fair value of any of our investment securities has declined below its amortized cost, management is required to assess whether the decline is other than temporary. In making this assessment, we consider such factors as the type of investment, the length of time and extent to which the fair value has been below the carrying value, the financial condition and near-term prospects of the issuer, and our intent and ability to hold the investment long enough to allow for any anticipated recovery. The decision to record a write-down, its amount and the period in which it is recorded could change if management's assessment of the above factors were different. We do not record impairment write-downs on debt securities when impairment is due to changes in interest rates, since we have the intent and ability to realize the full value of the investments by holding them to maturity. Quoted market value is considered to be fair value for actively traded securities. For privately issued securities and for thinly traded securities where market quotes are not available, we use estimation techniques to determine fair value. Estimation techniques used include discounted cash flows for debt securities. Additional information regarding our accounting for investment securities is included in note 4 to the notes to the consolidated financial statements.

***Income Taxes***

Management makes estimates and judgments to calculate certain tax liabilities and to determine the recoverability of certain deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenues and expenses. The Company also estimates a valuation allowance for deferred tax assets if, based on the available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. These estimates and judgments are inherently subjective.

In evaluating the recoverability of deferred tax assets, management considers all available positive and negative evidence, including past operating results, recent cumulative losses – both capital and operating – and the forecast of future taxable income – also both capital and operating. In determining future taxable income, management makes assumptions for the amount of taxable income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require judgments about future taxable income and are consistent with the plans and estimates to manage the Company's business. Any reduction in estimated future taxable income may require the Company to record a valuation allowance against deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in the period and could have a significant impact on future earnings.

***Valuation of Stock-Based Compensation***

The Company accounts for its stock options and restricted stock in accordance with ASC Topic 718, *Compensation – Stock Compensation*. ASC Topic 718 requires companies to expense the fair value of stock-based compensation. Management uses the Black-Scholes option valuation model and the Monte Carlo model to estimate the fair value of stock options and restricted stock, respectively. These models require the input of highly subjective assumptions, including expected stock price volatility, option life and ability to achieve performance and market conditions stipulated for restricted stock awards. These subjective input assumptions materially affect the fair value estimate.

***Pension Plan***

The Company has a noncontributory defined benefit pension plan. This plan is accounted for under the provisions of ASC Topic 715: Compensation-Retirement Benefits, which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The funded status of a benefit plan is measured as the difference between plan assets at fair value and the benefit obligation. For a pension plan, the benefit obligation is the projected benefit obligation. ASC Topic 715 also requires an employer to measure the funded status of a plan as of the date of its year-end balance sheet. Management must make certain estimates and assumptions when determining the projected benefit obligation. These estimates and assumptions include the expected return on plan assets, the rate of compensation increases over time, and the appropriate discount rate to be used in determining the present value of the obligation.

**Comparison of Financial Condition at September 30, 2013 and September 30, 2012**

***Assets.*** Total assets at September 30, 2013 were $1.1 billion, a decrease of $11.5 million, or 1.1%, from September 30, 2012.

Cash and cash equivalents decreased $21.0 million to $98.9 million at September 30, 2013 compared to $119.9 million at September 30, 2012, a decrease of 17.5%. The decrease in cash and cash equivalents was primarily due to an increase in loans, purchases of securities, stock repurchases, and a special cash dividend, partially offset by net income, sales, prepayments and maturities of securities, and sales of other real estate owned.

Securities decreased $39.4 million, or 9.5%, to $375.2 million at September 30, 2013 compared to $414.6 million at September 30, 2012. The decrease in securities included $121.5 million of normal principal payments on securities, $17.2 million of maturities and calls on corporate debt securities, and $19.3 million of sales of corporate debt securities, equity securities and municipal bonds, partially offset by the purchase of $119.2 million of MBSs and CMOs.

Total loans, excluding loans held for sale, increased $60.4 million, or 13.0%, to $524.4 million at September 30, 2013 compared to $464.0 million at September 30, 2012. Nonresidential loans increased $35.3 million, multi-family loans increased $23.8 million, construction loans increased $10.3 million, and land and land development loans increased $2.3 million. These increases were partially offset by a decline in one-to four-family loans of $11.3 million.

Other real estate owned decreased $9.8 million, or 59.3%, to $6.7 million at September 30, 2013 compared to $16.5 million at September 30, 2012. The decrease was due to sales of other real estate owned totaling $12.3 million, partially offset by additions due to foreclosures of $2.8 million during the year ended September 30, 2013.

***Liabilities.*** Total liabilities at September 30, 2013 were $817.9 million compared to $821.3 million at September 30, 2012, a decrease of $3.4 million, or 0.4%, primarily due to a decrease in FHLB borrowings as a result of a prepayment of a $10.0 million advance during the year ended September 30, 2013. See note 11 to the notes to the consolidated financial statements for further details. Total deposits increased $6.5 million, or 1.0%, to $646.8 million at September 30, 2013 compared to $640.3 million at September 30, 2012. The increase in deposits was due to a $15.3 million increase in money market savings and money market checking accounts and a $724,000 increase in regular checking accounts, partially offset by a $9.5 million decrease in certificates of deposit.

***Stockholders' Equity.*** Stockholders' equity was $241.4 million at September 30, 2013, a decrease of $8.1 million from September 30, 2012. The decrease was the result of the repurchase of $19.4 million of common stock as part of the Company's stock repurchase programs, the purchase of $1.8 million of common stock for the 2012 Equity Incentive Plan and the payment of a $5.3 million special cash dividend, partially offset by net income of $9.3 million, stock-based compensation expense of $3.1 million, the allocation of $1.0 million of ESOP shares, and other comprehensive income of $4.7 million.

### Average Balances, Income and Expenses, Yields and Rates

The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average daily balances of assets or liabilities, respectively, for the years presented. Nonaccrual loans are included in average loan balances only. Loan fees are included in interest income on loans and are not material. Yields have not been adjusted for tax exempt earnings, which are not material.

| | For the Year Ended September 30, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2013 | | | 2012 | | | 2011 | | |
| *(Dollars in thousands)* | Average Balance | Interest and Dividends | Yield/ Cost | Average Balance | Interest and Dividends | Yield/ Cost | Average Balance | Interest and Dividends | Yield/ Cost |
| **Assets:** | | | | | | | | | |
| Interest-earning assets: | | | | | | | | | |
| Loans: | | | | | | | | | |
| One-to four-family | $ 98,331 | $ 6,673 | 6.79 % | $ 109,795 | $ 7,553 | 6.88 % | $ 119,902 | $ 8,469 | 7.06% |
| Multi-family | 94,431 | 5,703 | 6.04 | 79,939 | 5,259 | 6.58 | 78,991 | 5,251 | 6.65 |
| Nonresidential | 220,010 | 14,053 | 6.39 | 197,700 | 13,276 | 6.72 | 183,630 | 12,548 | 6.83 |
| Construction | 27,034 | 1,552 | 5.74 | 30,860 | 2,045 | 6.63 | 40,313 | 2,033 | 5.04 |
| Land and land development | 45,678 | 2,116 | 4.63 | 56,401 | 2,491 | 4.42 | 68,611 | 3,420 | 4.98 |
| Other | 431 | 36 | 8.35 | 583 | 48 | 8.23 | 1,077 | 85 | 7.89 |
| Total loans | 485,915 | 30,133 | 6.20 | 475,278 | 30,672 | 6.45 | 492,524 | 31,806 | 6.46 |
| Securities: | | | | | | | | | |
| Collateralized mortgage obligations | 138,166 | 2,198 | 1.59 | 230,892 | 4,209 | 1.82 | 181,575 | 5,257 | 2.90 |
| Mortgage-backed securities | 113,711 | 1,524 | 1.34 | 45,613 | 1,082 | 2.37 | 32,889 | 1,193 | 3.63 |
| States and political subdivisions | 9,254 | 506 | 5.47 | 14,366 | 732 | 5.10 | 18,888 | 836 | 4.43 |
| U. S. government agencies | - | - | - | 1,242 | 18 | 1.45 | 9,964 | 94 | 0.94 |
| Corporate equity securities | 17,016 | 362 | 2.13 | 23,347 | 374 | 1.60 | 24,303 | 303 | 1.25 |
| Corporate debt securities | 98,087 | 4,606 | 4.70 | 119,953 | 6,206 | 5.17 | 120,718 | 6,163 | 5.11 |
| Total securities | 376,234 | 9,196 | 2.44 | 435,413 | 12,621 | 2.90 | 388,337 | 13,846 | 3.57 |
| Investment in FHLB stock | 9,883 | 239 | 2.42 | 10,506 | 134 | 1.28 | 11,834 | 83 | 0.70 |
| Other interest-earning assets | 103,843 | 222 | 0.21 | 97,816 | 146 | 0.15 | 100,221 | 199 | 0.20 |
| Total interest-earning assets | 975,875 | 39,790 | 4.08 | 1,019,013 | 43,573 | 4.28 | 992,916 | 45,934 | 4.63 |
| Allowance for loan losses | (10,443) | | | (12,402) | | | (12,838) | | |
| Noninterest-earning assets | 93,253 | | | 83,152 | | | 82,831 | | |
| Total assets | $ 1,058,685 | | | $1,089,763 | | | $1,062,909 | | |
| **Liabilities and stockholders' equity:** | | | | | | | | | |
| Interest-bearing liabilities: | | | | | | | | | |
| Deposits: | | | | | | | | | |
| Money market savings | $ 230,119 | 1,119 | 0.49 | $ 221,999 | 1,013 | 0.46 | $ 225,776 | 1,793 | 0.79 |
| Money market checking | 46,090 | 200 | 0.43 | 43,740 | 205 | 0.47 | 45,214 | 367 | 0.81 |
| Certificates of deposit | 355,883 | 5,128 | 1.44 | 373,814 | 6,549 | 1.75 | 386,227 | 8,050 | 2.08 |
| Total deposits | 632,092 | 6,447 | 1.02 | 639,553 | 7,767 | 1.21 | 657,217 | 10,210 | 1.55 |
| FHLB borrowings | 171,672 | 7,687 | 4.48 | 182,902 | 8,603 | 4.70 | 190,000 | 9,188 | 4.84 |
| Total interest-bearing liabilities | 803,764 | 14,134 | 1.76 | 822,455 | 16,370 | 1.99 | 847,217 | 19,398 | 2.29 |
| Noninterest bearing liabilities | 12,663 | | | 10,574 | | | 38,006 | | |
| Total liabilities | 816,427 | | | 833,029 | | | 885,223 | | |
| Stockholders' equity | 242,258 | | | 256,734 | | | 177,686 | | |
| Total liabilities and stockholders' equity | $ 1,058,685 | | | $1,089,763 | | | $1,062,909 | | |
| Net interest income | | $ 25,656 | | | $ 27,203 | | | $ 26,536 | |
| Interest rate spread[1] | | | 2.32% | | | 2.29% | | | 2.34% |
| Net interest margin[2] | | | 2.63% | | | 2.67% | | | 2.67% |
| Average interest-earning assets to average interest-bearing liabilities | | | 121% | | | 124% | | | 117% |

(1) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(2) Net interest margin represents net interest income as a percentage of average interest-earning assets.

## Rate/Volume Analysis

The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. The net changes attributable to the combined impact of both rate and volume have been allocated proportionately to the changes due to volume and the changes due to rate.

| | Year Ended September 30, 2013 Compared to 2012 | | | Year Ended September 30, 2012 Compared to 2011 | | |
|---|---|---|---|---|---|---|
| | Increase (Decrease) Due to: | | | Increase (Decrease) Due to: | | |
| *(Dollars in thousands)* | Volume | Rate | Net | Volume | Rate | Net |
| Interest income: | | | | | | |
| Loans | $ 672 | $ (1,211) | $ (539) | $ (1,086) | $ (48) | $ (1,134) |
| Securities | (1,580) | (1,845) | (3,425) | 1,562 | (2,787) | (1,225) |
| Investment in FHLB stock | (8) | 113 | 105 | (10) | 61 | 51 |
| Other interest earning assets | 10 | 66 | 76 | (5) | (48) | (53) |
| Total | (906) | (2,877) | (3,783) | 461 | (2,822) | (2,361) |
| Interest expense: | | | | | | |
| Deposits: | | | | | | |
| Money market savings | 81 | 25 | 106 | (9) | (771) | (780) |
| Money market checking | 5 | (10) | (5) | (4) | (158) | (162) |
| Certificates of deposit | (377) | (1,044) | (1,421) | (253) | (1,248) | (1,501) |
| FHLB borrowings | (520) | (396) | (916) | (330) | (255) | (585) |
| Total | (811) | (1,425) | (2,236) | (596) | (2,432) | (3,028) |
| Increase (decrease) in net interest income | $ (95) | $ (1,452) | $ (1,547) | $ 1,057 | $ (390) | $ 667 |

## Results of Operations for the Years Ended September 30, 2013, 2012 and 2011

***2013 vs. 2012.*** We had net income of $9.3 million, or $0.78 per diluted share, for the year ended September 30, 2013 compared to net income of $6.5 million, or $0.50 per diluted share, for the year ended September 30, 2012, an improvement of $2.8 million, or 44.2%. The increase was primarily the net result of a $4.2 million decrease in other-than-temporary impairment charges on securities included in income, a $1.7 million increase in gains on sales of securities, and a $1.5 million decrease in the provision for income taxes, partially offset by a $1.5 million decrease in net interest income, a $1.7 million increase in the provision for loan losses, and a $1.5 million increase in other noninterest expenses. See discussion below for further details.

***2012 vs. 2011.*** We had net income of $6.5 million for the year ended September 30, 2012 compared to net income of $1.4 million for the year ended September 30, 2011, an increase of $5.1 million. The increase was the net result of a $667,000 increase in net interest income, a $4.9 million decrease in the provision for loan losses, a $1.3 million increase in gains on sales of other real estate owned, a $551,000 increase in other service charges and fees, and a $3.9 million decrease in other noninterest expenses, partially offset by a $2.1 million increase in other-than-temporary impairment charges on securities included in income and a $4.0 million increase in income tax expense. See discussion below for further details.

### *Net Interest Income*

***2013 vs. 2012.*** Net interest income decreased $1.5 million, or 5.7%, to $25.7 million in the year ended September 30, 2013 from $27.2 million in the year ended September 30, 2012. Net interest margin decreased 4 basis points to 2.63% for the year ended September 30, 2013 from 2.67% for the year ended September 30, 2012. The average balances of interest-earning assets declined $43.1 million from the year ended September 30, 2012 to the year ended September 30, 2013 and the yield declined 20 basis points.

Total interest and dividend income decreased $3.8 million, or 8.7%, to $39.8 million for the year ended September 30, 2013 from $43.6 million for the year ended September 30, 2012. Interest income on loans decreased $539,000 primarily due to a 25 basis point decline in yield, partially offset by a $10.6 million increase in the average balance of loans. The decline in yield was the result of a lower interest rate environment as well as a very competitive market for quality loans. The average balance of one- to four-family loans decreased $11.5 million and the yield declined 9 basis points. The average balance of land and land development loans decreased $10.7 million and the yield increased 21 basis points. The average balance of construction loans decreased $3.8 million and the yield decreased 89 basis points. These decreases in average balances were partially offset by a $22.3 million increase in the average balance of nonresidential loans and a $14.5 million increase in the average balance of multi-family loans. Their yields declined 33 basis points and 54 basis points, respectively.

Interest and dividend income on investment securities (excluding FHLB stock) decreased $3.4 million, or 27.1%, due to a $59.2 million decrease in the average balance of investment securities for the year ended September 30, 2013 compared to the year ended September 30, 2012 as well as a 46 basis point decline in yield. The average balance of CMOs decreased $92.7 million and the yield decreased 23 basis points due to substantial prepayments of higher yielding CMOs, resulting in a decrease in interest income of $2.0 million. The average balance of corporate debt securities decreased $21.9 million and the yield declined 47 basis points due to the sale of longer-term corporate bonds, resulting in a decrease in interest income of $1.6 million. These decreases were partially offset by an increase in interest income on MBSs of $442,000 from the year ended September 30, 2012 to the year ended September 30, 2013 due to a $68.1 million increase in the average balance that was partially offset by a 103 basis point decline in yield. The severe decline in the yield on MBSs was due in part to our decision to purchase shorter-term variable rate MBSs rather than CMOs while interest rates are relatively low, as well as the decline in market interest rates in March and April 2013, which resulted in a more rapid than originally projected refinancing of underlying mortgages in MBSs purchased at premiums. This resulted in additional amortization of the premiums, which, in turn, lowered the yield. The Company has significantly increased its investment in short-term MBSs to meet regulatory qualified thrift lender requirements and to better position the Company for rising interest rates.

Total interest expense decreased $2.3 million, or 13.7%, to $14.1 million for the year ended September 30, 2013 from $16.4 million for the year ended September 30, 2012. The decline was the result of a $1.3 million decrease in deposit costs and a $916,000 decrease in FHLB borrowings costs. The average balance of interest-bearing deposits decreased $7.5 million due to a decrease in the average balance of certificates of deposit of $17.9 million, partially offset by a $10.4 million increase in the average balance of money market savings and money market checking accounts. The Company has been less aggressive in deposit pricing since its mutual to stock conversion because of the large amount of cash raised in the conversion. The average interest rate paid on deposits decreased 19 basis points as a result of the lower interest rate environment for deposits in the year ended September 30, 2013 compared to the year ended September 30, 2012. As the economy has improved, depositors have been more willing to move their certificates of deposit to higher risk assets to get a greater return on their funds. The average balance of FHLB borrowings decreased $11.2 million and the average interest rate paid declined 22 basis points due to debt modifications made during the third quarter of fiscal 2012 as well as a prepayment made of a $10.0 million borrowing during the fourth quarter of fiscal 2013.

***2012 vs. 2011.*** Net interest income increased $667,000, or 2.5%, to $27.2 million in the year ended September 30, 2012 from $26.5 million in the year ended September 30, 2011. The increase in net interest income resulted from declines in interest expense on deposits and FHLB borrowings that exceeded declines in interest income on loans and securities. The declines in interest income were partially due to a higher mix of investment securities rather than loans in fiscal 2012 compared to fiscal 2011.

Total interest and dividend income decreased $2.3 million, or 5.1%, to $43.6 million for the year ended September 30, 2012 from $45.9 million for the year ended September 30, 2011. Interest income on loans decreased $1.1 million, or 3.6%, for the year ended September 30, 2012 compared to the year ended September 30, 2011 as a result of a $17.2 million decline in the average balance of loans and a 1 basis point decline in the overall rate. The average balance of nonresidential loans increased $14.1 million while the yield declined 11 basis points from the prior year. The average balance of multi-family loans increased $948,000 while the yield declined 7 basis points from the prior year. These increases in average balances were more than offset by a $10.1 million decline in the average balance of one- to four-family loans, a $9.5 million decline in the average balance of construction loans and a $12.2 million decline in the average balance of land and land development loans. The yield on one- to four-family and land and land development loans declined 18 basis points and 56 basis points, respectively, while the yield on construction loans increased 159 basis points.

Interest and dividend income on investment securities decreased $1.2 million, or 8.8%, due to a 67 basis point decline in yield that was partially offset by a $47.1 million increase in the average balance of investment securities for the year ended September 30, 2012 compared to the year ended September 30, 2011. The average balance of CMOs increased $49.3 million and the yield decreased 108 basis points, resulting in a decrease in interest income of $1.0 million from fiscal 2011 to fiscal 2012. The Company has significantly increased its investment in short-term CMOs to meet regulatory qualified thrift lender requirements, to better position the Company for rising interest rates, and to manage the proceeds from the Company's stock conversion until the funds can be effectively deployed into new loan opportunities. Additionally, interest income on MBSs decreased $111,000 from fiscal 2011 to fiscal 2012 due to a 126 basis point decline in yield that was partially offset by a $12.7 million increase in the average balance.

Total interest expense decreased $3.0 million, or 15.6%, to $16.4 million for the year ended September 30, 2012 from $19.4 million for the year ended September 30, 2011. The decline was the result of a $2.4 million decrease in deposit costs and a $585,000 decrease in FHLB borrowing costs. The average balance of interest-bearing deposits decreased $17.7 million, or 2.7%, for the year ended September 30, 2012 compared to the year ended September 30, 2011 due to a decrease in average certificates of deposit of $12.4 million along with a $5.3 million decrease in money market savings and money market checking accounts. The average interest rate paid on deposits decreased 34 basis points as a result of the lower interest rate environment for deposits.

***Provision for Loan Losses***

***2013 vs. 2012.*** The provision for loan losses increased $1.7 million to $525,000 for the year ended September 30, 2013 compared to a credit provision of $1.1 million for the year ended September 30, 2012. The increase in the provision was primarily due to a $60.4 million increase in total loans from September 30, 2012 to September 30, 2013, with most of this increase occurring in the nonresidential and multi-family loan portfolios. Net loan charge-offs were $1.1 million for the year ended September 30, 2013 compared to $3.2 million for the year ended September 30, 2012. The overall allowance rate decreased 36 basis points at September 30, 2013 to 1.86% of total loans from 2.22% of total loans at September 30, 2012. The decrease in the allowance rate was due to several factors, including an increase in the allowance rate in the second quarter due to a modification in the allowance methodology, offset by improvements in several qualitative factors and an increase in impaired loans, particularly land and land development loans, during fiscal 2013. These impaired loans, which were assigned a general reserve percentage before they became impaired, either required no specific reserves or were partially charged off as compared to carrying a specific reserve. See note 6 of the notes to the consolidated financial statements for a discussion of our methodology for estimating the allowance for loan losses.

***2012 vs. 2011.*** The provision for loan losses decreased $4.8 million to a credit provision of $1.1 million for the year ended September 30, 2012 compared to a provision expense of $3.7 million for the year ended September 30, 2011. The decrease in the provision reflects a combination of a decrease in the balance of loans outstanding as well as lower outstanding balances of nonperforming loans and classified and criticized loans in certain portfolios. The Company recorded provisions of $142,000 and $282,000 in the one-to four-family and nonresidential loan portfolios, respectively. The provision for the one-to four-family loan portfolio was the result of an increase in nonperforming non-owner-occupied loans, while the provision for the nonresidential portfolio was the result of a $17.5 million, or 9.2%, increase in nonresidential loans. The Company recorded credit provisions for the land and land development and construction loan portfolios totaling $1.3 million, as a result of declining loan balances, improving credit quality and a lower outstanding balance of nonperforming loans in these portfolios. Net loan charge-offs were $3.2 million for the year ended September 30, 2012 compared to $2.5 million for the year ended September 30, 2011. Most of the fiscal 2012 charge-offs occurred in the first quarter on loans for which there were specific allowances at September 30, 2011. The overall allowance rate declined 73 basis points to 2.22% of total loans at September 30, 2012 from 2.95% of total loans at September 30, 2011. See note 6 of the notes to the consolidated financial statements for a discussion of our methodology for estimating the allowance for loan losses.

### *Noninterest Income (Expense)*

The following table presents the components of noninterest income (expense) and the percentage increase (decrease) from the prior year:

| | 2013 vs. 2012 | | | 2012 vs. 2011 | | |
|---|---|---|---|---|---|---|
| *(Dollars in thousands)* | 2013 | 2012 | % | 2012 | 2011 | % |
| Service charges on deposit accounts | $ 49 | $ 50 | (1.9) % | $ 50 | $ 36 | 38.2 % |
| Other service charges and fees | 588 | 930 | (36.8) | 930 | 379 | 145.6 |
| Gains on sales of loans held for sale | 97 | 257 | (62.5) | 257 | 344 | (25.3) |
| Gains on sales of securities, net | 1,716 | 63 | NM | 63 | 243 | (74.1) |
| Gains on sales of other real estate owned | 1,812 | 1,398 | 29.7 | 1,398 | 68 | NM |
| Impairment of securities | (1,269) | (5,358) | (76.3) | (5,358) | (2,794) | 91.8 |
| Impairment recognized in OCI | (834) | (693) | 20.4 | (693) | (222) | 212.0 |
| Net impairment reflected in income | (435) | (4,665) | (90.7) | (4,665) | (2,572) | 81.4 |
| Increase in cash surrender value of bank-owned life insurance | 1,288 | 1,294 | (0.5) | 1,294 | 1,284 | 0.8 |
| Other operating income | 828 | 604 | 37.3 | 604 | 545 | 10.8 |
| Total noninterest income (expense) | $ 5,943 | $ (69) | NM | $ (69) | $ 327 | (121.1) |

### *Gains, Losses and Impairment Charges on Securities*

***2013 vs. 2012.*** Other-than-temporary-impairment charges on securities reflected in earnings decreased $4.2 million to $435,000 for the year ended September 30, 2013 compared to $4.7 million for the year ended September 30, 2012. Impairment charges reflected in earnings related entirely to debt securities for the year ended September 30, 2013 compared to $1.3 million on debt securities and $3.4 million on equity securities in the year ended September 30, 2012. Sales of securities resulted in gains of $1.7 million for the year ended September 30, 2013 compared to $63,000 for the year ended September 30, 2012.

Other-than-temporary impairment charges recognized on debt securities in fiscal 2013 related to the Company's investment in an auction-rate municipal bond backed by student loans that experienced deteriorating collateral quality as well as our portfolio of non-agency CMOs. The auction-rate municipal bond was subsequently sold in fiscal 2013. At September 30, 2013, average delinquency rates for the collateral supporting our portfolio of non-agency CMOs were 13.3% compared to 14.3% at September 30, 2012. Average delinquency rates peaked in March of 2010 at a rate of 16.7%, up from 6.7% in July 2008, when management first began tracking this metric. Additionally, 83.2% of non-agency CMOs had subordination percentages less than or equal to 10% at September 30, 2013, compared with 83.7% at September 30, 2012.

***2012 vs. 2011.*** Other-than-temporary-impairment charges on securities reflected in earnings increased $2.1 million to $4.7 million for the year ended September 30, 2012 compared to $2.6 million for the year ended September 30, 2011. Impairment charges reflected in earnings consisted of $1.3 million in charges on debt securities and $3.4 million in charges on equity securities for the year ended September 30, 2012 compared to $1.5 million and $1.1 million in the prior year, respectively. Sales of securities resulted in net gains of $63,000 for the year ended September 30, 2012 compared to $243,000 for the year ended September 30, 2011.

Other-than-temporary impairment charges recognized on debt securities in fiscal 2012 were related primarily to the Company's investment in an auction-rate municipal bond backed by student loans that was downgraded during the current year and was experiencing deteriorating collateral quality. The charges were also due to our portfolio of non-agency CMOs and were the result of continued stress in the economy and housing market, resulting in continued elevated average delinquency and foreclosure rates on the loans collateralizing these securities, as well as declining levels of debt tranches subordinate to those owned by us. At September 30, 2012, average delinquency rates for the collateral supporting our portfolio of non-agency CMOs were 14.3% compared to 15.8% at September 30, 2011. Additionally, 83.7% of non-agency CMOs had subordination percentages less than or equal to 10% at September 30, 2012, compared with 84.6% at September 30, 2011.

Other-than-temporary impairment charges recognized on equity securities in fiscal 2012 were primarily related to the impairment of the Company's investment in one Virginia-based community bank with a price trend that raised, at the time, significant concern about the ability of the stock price to return to the Company's cost basis in a reasonable period of time, as well as the Company's investment in an exchange-traded fund designed to move inversely with the price of the 20-year treasury bond. The exchange-traded fund was adversely affected by the Federal Reserve's maturity extension program ("operation twist"). During the year ended September 30, 2012, the Company sold its investment in this exchange-traded fund, as well as a significant portion of its investments in stocks of financial institutions and other companies with exposure to global credit, currency and other risks.

***Noninterest Income, excluding Gains, Losses, and Impairment Charges on Securities***

***2013 vs. 2012.*** Total other noninterest income excluding gains, losses, and impairment charges on securities increased $129,000, or 2.8%, for the year ended September 30, 2013 compared to the year ended September 30, 2012. The increase was due primarily to a $414,000 increase in net gains on sales of other real estate owned, partially offset by a $342,000 decrease in other service charges and fees due to fees received on the prepayment of several large loans in the prior year. Gains on sales of loans held for sale declined $160,000, or 62.5%, due to Franklin Federal's discontinuation of single-family, owner-occupied residential mortgage lending subsequent to its formation of a joint venture with TowneBank Mortgage in January 2013. Other operating income increased $224,000, or 37.3%, primarily due to a $142,000 increase in net fees earned by Franklin Federal Financial Center on its sales of nondeposit investment products.

***2012 vs. 2011.*** Total other noninterest income, excluding gains, losses, and impairment charges on securities, increased $1.9 million for the year ended September 30, 2012 compared to the year ended September 30, 2011, primarily as a result of a $1.3 million increase in gains on sales of other real estate owned and a $551,000 increase in other service charges and fees, which was primarily the result of fees received in connection with the prepayment of several large loans due either to refinancing or the sale of the underlying collateral.

***Noninterest Expenses***

The following table presents the components of noninterest expense and the percentage increase (decrease) from the prior year:

| | 2013 vs. 2012 | | | 2012 vs. 2011 | | |
|---|---|---|---|---|---|---|
| *(Dollars in thousands)* | 2013 | 2012 | % | 2012 | 2011 | % |
| Personnel expense | $ 10,535 | $ 9,520 | 10.7% | $ 9,520 | $ 7,995 | 19.1 % |
| Occupancy expense | 1,013 | 905 | 11.9 | 905 | 853 | 6.1 |
| Equipment expense | 884 | 936 | (5.5) | 936 | 896 | 4.4 |
| Advertising expense | 178 | 183 | (2.8) | 183 | 190 | (3.5) |
| Federal deposit insurance premiums | 677 | 807 | (16.1) | 807 | 972 | (17.0) |
| Charitable contributions to The Franklin Federal Foundation | – | – | – | – | 5,555 | (100.0) |
| Impairment of other real estate owned | 238 | 611 | (61.0) | 611 | 1,209 | (49.5) |
| Other operating expenses | 5,000 | 4,101 | 21.9 | 4,101 | 3,266 | 25.6 |
| Total other noninterest expenses | $ 18,525 | $ 17,063 | 8.6 | $ 17,063 | $ 20,936 | (18.5) |

***2013 vs. 2012.*** Total noninterest expenses increased $1.4 million, or 8.6%, to $18.5 million for the year ended September 30, 2013 compared to $17.1 million for the year ended September 30, 2012. The increase in noninterest expenses was primarily due to a $1.0 million increase in personnel expense and an $899,000 increase in other operating expenses primarily due to increased stock compensation expense related to the stock options and restricted stock granted to officers and directors under the Company's 2012 Equity Incentive Plan in March 2012. The increase in other operating expenses was also due to increased technology costs as we prepared for the introduction of additional checking products in fiscal 2013. These increases were partially offset by a $373,000 decrease in impairment of other real estate owned and a $130,000 decline in FDIC insurance premiums.

***2012 vs. 2011.*** Total noninterest expenses decreased $3.8 million, or 18.5%, to $17.1 million for the year ended September 30, 2012 compared to $20.9 million for the year ended September 30, 2011. The decrease was the net result of several factors, the largest of which was $5.6 million in contributions to The Franklin Federal

Foundation during the year ended September 30, 2011 in connection with the Company's mutual-to-stock conversion. The decrease was also due to a $165,000 decrease in federal deposit insurance premiums and a $598,000 decrease in impairment of other real estate owned. These decreases were partially offset by a $1.5 million increase in personnel expense and an $835,000 increase in other operating expenses. The increase in personnel expense was caused by a $453,000 increase in expenses related to the Company's ESOP, which was only in effect for a portion of 2011, a $1.3 million increase in compensation expense related to stock options and restricted stock granted to officers in 2012 under the 2012 Equity Incentive Plan, and a $271,000 increase in pension plan expenses. These increases in personnel expense were partially offset by a $770,000 decrease in deferred compensation plan expenses. The increase in other operating expenses was the result of $377,000 in expenses related to stock options and restricted stock granted to directors in 2012 under the 2012 Equity Incentive Plan as well as a $413,000 increase in fees paid for audit, legal, and other professional services.

***Income Taxes***

***2013 vs. 2012.*** Income tax expense was $3.2 million for the year ended September 30, 2013 compared to $4.7 million for the year ended September 30, 2012. The effective income tax rate for the year ended September 30, 2013 was 25.5% compared to an effective income tax rate of 42.2% for the year ended September 30, 2012. The decrease in the effective tax rate was due to the $3.4 million impairment losses on equity securities for the year ended September 30, 2012 compared to no losses for the year ended September 30, 2013. Losses on equity securities are capital losses and can only be used for tax purposes to offset capital gains. Because the Company is in a capital loss carryforward position and unable to use capital losses, no related tax benefit was recognized for the year ended September 30, 2012.

***2012 vs. 2011.*** Income tax expense was $4.7 million for the year ended September 30, 2012 compared to $752,000 for the prior year. The effective income tax expense rate for 2012 was 42.2% compared to 34.4% for 2011. Income tax expenses were increased by $1.3 million in 2012 and $1.1 million in 2011 to record a valuation allowance for deferred tax assets related to realized capital loss carryforwards that depend on future capital gains for realization. We had tax-exempt income from bank-owned life insurance, dividends, low income housing and historical tax credits and other sources, which produced net tax benefits of $373,000 and $1.1 million in fiscal 2012 and 2011, respectively.

**Asset Quality**

Asset quality remains one of our most significant concerns as the prolonged financial downturn continues to stress homeowners, real estate investors, builders, and developers. Our level of nonperforming assets ("NPAs") remains elevated over historical experience as a result of continued stresses in certain real estate markets as well as the time consuming process of resolving certain large loans working their way through the bankruptcy system. While we intend to actively work to reduce our NPAs, these levels of nonperforming assets are likely to remain elevated in the near term as problem loans work to resolution, which in some cases may be foreclosure.

***Allowance for Loan Losses***

In 2012 and 2011, we experienced charge-off levels significantly higher than historical experience prior to those years as several local builders and developers were unable to perform on their loans due to significantly reduced real estate sales activity. By addressing these problem loans early, we got a substantial portion of our identified losses behind us and experienced lower charge-off levels during fiscal 2013. The increase in the provision for loan losses during fiscal 2013 was primarily due to an increase in total loans. The decrease in the allowance as a percentage of total loans, as well as the allowance as a percentage of nonperforming loans, was due to several factors, including an increase in the allowance rate in the second quarter due to a modification in the allowance methodology, offset by improvements in several qualitative factors and an increase in impaired loans in fiscal 2013. These impaired loans, which were assigned a general reserve percentage before they became impaired, either required no specific reserves or were partially charged off as compared to carrying a specific reserve. This determination was based on recent appraisals of the collateral properties, which are subject to adjustment in the future should circumstances or other factors and conditions change. The following table sets forth an analysis of the allowance for loan losses for the periods indicated.

| (Dollars in thousands) | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| | Year Ended September 30, | | | | |
| Allowance at beginning of period | $ 10,284 | $ 14,624 | $ 13,419 | $ 8,524 | $ 5,323 |
| Charge offs: | | | | | |
| One-to four-family | 991 | 68 | 519 | 230 | – |
| Multi-family | – | – | – | – | – |
| Nonresidential | 14 | – | 296 | 501 | – |
| Construction | 223 | 9 | 933 | 2,965 | 445 |
| Land and land development | 133 | 3,846 | 836 | 812 | – |
| Other | 14 | – | – | – | 204 |
| Total charge-offs | 1,375 | 3,923 | 2,584 | 4,508 | 649 |
| Recoveries: | | | | | |
| One-to four-family | 78 | 6 | 3 | 6 | 6 |
| Multi-family | – | – | – | – | – |
| Nonresidential | 33 | – | 6 | – | – |
| Construction | 125 | 9 | 36 | 66 | – |
| Land and land development | 67 | 717 | – | – | – |
| Other | 3 | – | – | 75 | – |
| Total recoveries | 306 | 732 | 45 | 147 | 6 |
| Net charge-offs | 1,069 | 3,191 | 2,539 | 4,361 | 643 |
| Provision for loan losses | 525 | (1,149) | 3,744 | 9,256 | 3,844 |
| Allowance at end of period | $ 9,740 | $ 10,284 | $ 14,624 | $ 13,419 | $ 8,524 |
| Allowance as a percentage of nonperforming loans at the end of the period | 19.82 % | 31.58 % | 34.65 % | 45.07 % | 39.85 % |
| Allowance as a percentage of total loans at the end of the period | 1.86 % | 2.22 % | 2.95 % | 2.72 % | 1.64 % |
| Net charge-offs to average loans outstanding during the period | 0.22 % | 0.67 % | 0.52 % | 0.86 % | 0.13 % |

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

| | At September 30, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2013 | | | 2012 | | | 2011 | | |
| (Dollars in thousands) | Amount | % of Allowance to Total Allowance | % of Loans in Category to Total Loans | Amount | % of Allowance to Total Allowance | % of Loans in Category to Total Loans | Amount | % of Allowance to Total Allowance | % of Loans in Category to Total Loans |
| One-to four-family | $ 780 | 8.0 % | 17.8 % | $ 1,404 | 13.7 % | 22.5 % | $ 1,324 | 9.1 % | 23.2 % |
| Multi-family | 1,856 | 19.0 | 20.1 | 1,060 | 10.3 | 17.6 | 1,357 | 9.2 | 15.9 |
| Nonresidential | 5,203 | 53.4 | 46.4 | 3,428 | 33.3 | 44.9 | 3,146 | 21.5 | 38.4 |
| Construction | 619 | 6.4 | 6.8 | 1,014 | 9.9 | 5.5 | 1,724 | 11.8 | 8.9 |
| Land and land development | 1,276 | 13.1 | 8.8 | 3,373 | 32.8 | 9.4 | 7,064 | 48.3 | 13.5 |
| Other | 6 | 0.1 | 0.1 | 5 | - | 0.1 | 9 | 0.1 | 0.1 |
| Total allowance for loan losses | $ 9,740 | 100.0 % | 100.0 % | $ 10,284 | 100.0 % | 100.0 % | $ 14,624 | 100.0 % | 100.0 % |

| | At September 30, | | | | | |
|---|---|---|---|---|---|---|
| | 2010 | | | 2009 | | |
| (Dollars in thousands) | Amount | % of Allowance to Total Allowance | % of Loans in Category to Total Loans | Amount | % of Allowance to Total Allowance | % of Loans in Category to Total Loans |
| One-to four-family | $ 1,260 | 9.4 % | 26.0 % | $ 1,046 | 12.3 % | 27.5 % |
| Multi-family | 1,177 | 8.8 | 15.8 | 620 | 7.3 | 17.0 |
| Nonresidential | 2,888 | 21.5 | 35.1 | 1,307 | 15.3 | 25.5 |
| Construction | 2,700 | 20.1 | 8.2 | 2,728 | 32.0 | 13.9 |
| Land and land development | 5,372 | 40.0 | 14.3 | 2,781 | 32.6 | 15.1 |
| Other | 22 | 0.2 | 0.6 | 42 | 0.5 | 1.0 |
| Total allowance for loan losses | $ 13,419 | 100.0 % | 100.0 % | $ 8,524 | 100.0 % | 100.0% |

*Nonperforming Assets*

NPAs consist of the Company's nonaccrual loans, troubled debt restructurings, and other real estate owned. Loans are generally placed on nonaccrual status after becoming three payments past due and interest accrued but not collected is reversed against interest income. A loan may be placed on nonaccrual status before it becomes three monthly payments delinquent if management concludes that circumstances indicate that the borrower may be unable to meet contractual principal or interest payments. Interest on these loans is accounted for on a cash basis until qualifying for a return to accrual status or subsequent charge-off.

Real estate acquired as a result of foreclosure or by deed-in-lieu of foreclosure is classified as other real estate owned until it is sold. When property is acquired it is recorded at net realizable value, which is equal to fair market value less estimated costs to sell, at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property result in charges against income.

At September 30, 2013, NPAs totaled $55.8 million, an increase of $6.7 million from $49.1 million at September 30, 2012. The following table provides information with respect to our NPAs, including troubled debt restructurings, at the dates indicated:

| | At September 30, | | | | |
|---|---|---|---|---|---|
| *(Dollars in thousands)* | 2013 | 2012 | 2011 | 2010 | 2009 |
| Nonaccrual loans: | | | | | |
| One-to four-family | $ 10,369 | $ 9,884 | $ 9,879 | $ 4,576 | $ 2,442 |
| Multi-family | 12,570 | 12,664 | 6,103 | – | – |
| Nonresidential | 1,584 | – | 12,572 | 7,830 | – |
| Construction | – | 178 | 255 | 1,470 | 2,010 |
| Land and land development | 24,608 | 9,841 | 13,396 | 14,667 | 16,741 |
| Total | 49,131 | 32,567 | 42,205 | 28,543 | 21,193 |
| Accruing loans past due 90 days or more: | | | | | |
| Construction | – | – | – | 90 | – |
| Land and land development | – | – | – | 1,140 | 197 |
| Total | – | – | – | 1,230 | 197 |
| Total of nonperforming loans | 49,131 | 32,567 | 42,205 | 29,773 | 21,390 |
| Other real estate owned | 6,715 | 16,502 | 8,627 | 11,581 | 1,650 |
| Total nonperforming assets | 55,846 | 49,069 | 50,832 | 41,354 | 23,040 |
| Performing troubled debt restructurings[(1)] | 5,501 | 5,534 | | – | – |
| Troubled debt restructurings and total nonperforming assets | $ 61,347 | $ 54,603 | $ 50,832 | $ 41,354 | $ 23,040 |
| Total nonperforming loans to total loans | 9.37% | 7.02% | 8.50% | 6.03% | 4.12% |
| Total nonperforming loans to total assets | 4.64% | 3.04% | 3.85% | 3.07% | 2.12% |
| Total nonperforming assets and troubled debt restructurings to total assets | 5.79% | 5.10% | 4.63% | 4.26% | 2.28% |

(1) Performing troubled debt restructurings do not include troubled debt restructurings that remain on nonaccrual status and are included in nonaccrual loans above.

At September 30, 2013, nonaccrual loans were primarily comprised of the following:

- **Land and land development loans:**
  - One loan on several hundred acres of undeveloped land in central Virginia proposed for a residential development within a planned unit development. This loan had a balance of $5.0 million and was classified as impaired at September 30, 2013. The collateral was valued at $8.9 million based upon an August 2013 appraisal. The borrower and guarantor on this loan declared bankruptcy, and the Company petitioned the bankruptcy court for release of its collateral. As a result of the Chapter 11 plan of reorganization, the Company expects to obtain title to the

collateral in the second quarter of fiscal 2014. This loan was over 180 days delinquent at September 30, 2013.

- One loan on several hundred acres of undeveloped land in central Virginia proposed for multi-use development within a planned unit development. This loan is a participation loan with two other banks, each having a one-third interest. The balance of the Company's portion of this loan was $4.1 million and was classified as impaired at September 30, 2013. The collateral was valued at $13.3 million (of which $4.4 million is attributable to the Company) based upon an August 2013 appraisal. The borrower and guarantor on this loan declared bankruptcy, and the Company petitioned the bankruptcy court for release of its collateral. As a result of the Chapter 11 plan of reorganization, the Company expects to obtain title to the collateral in the second quarter of fiscal 2014. This loan was over 180 days delinquent at September 30, 2013.

- Two loans on over one hundred acres of mixed-use land in central Virginia. These loans had a combined balance of $7.0 million and were classified as impaired at September 30, 2013. The collateral was valued at $8.2 million based upon a March 2013 appraisal. Both loans were over 180 days delinquent at September 30, 2013. Subsequent to September 30, 2013, the Company began the foreclosure process to satisfy the loans.

- One loan on over one hundred acres of mixed-use land in central Virginia. This loan had a balance of $4.9 million and was classified as impaired at September 30, 2013. The collateral was valued at $8.9 million based upon an April 2013 appraisal. This loan was current at September 30, 2013.

- One loan secured by several hundred acres of partially-developed residential land in central Virginia. The remaining property is zoned for approximately 100 potential lots. This loan had a balance of $3.6 million and was classified as impaired at September 30, 2013. The collateral was valued at $7.1 million based upon a July 2013 appraisal. This loan was 61 to 90 days delinquent at September 30, 2013.

- **Multi–family:**
  - Three loans on a 580-unit apartment complex in central Virginia that had a combined balance of $11.3 million. The apartment complex is valued at $12.3 million based upon June 2013 appraisals. These loans were considered impaired at September 30, 2013. At September 30, 2013, two loans with a balance of $5.3 million were current and one loan with a balance of $6.0 million was over 180 days delinquent.
  - One loan on a 64-unit apartment complex in central Virginia with a balance of $1.2 million at September 30, 2013. The apartment complex does not generate enough cash to service the debt and requires support from the guarantor. The apartment complex is valued at $1.5 million based upon an August 2013 appraisal. This loan was identified as impaired at September 30, 2013. This loan was current at September 30, 2013.

- **One-to Four-Family:**
  - Sixty-one loans on one- to four-family residential properties in central Virginia to multiple borrowers with an aggregate balance of $6.6 million at September 30, 2013.
  - Two loans outstanding to separate entities controlled by the same borrower totaling $3.8 million secured by twenty-one non-owner-occupied one- to four-family homes, almost all of which were rented at September 30, 2013. The collateral was valued at $4.2 million based upon May 2013 appraisals. At September 30, 2013, the loans were identified as impaired and were over 180 days delinquent because the rental cash flows from the properties were not sufficient to fully cover debt service.

- **Nonresidential:**
  - One loan secured by a day care center in central Virginia. This loan had a balance of $1.6 million and was current at September 30, 2013. This loan was identified as impaired at September 30, 2013. The collateral for this loan was valued at $1.8 million based on a June 2013 appraisal. We have two other loans to entities controlled by the borrower on this loan as described above in one- to four-family loans.

Other real estate owned consisted of the following for the dates indicated:

| *(Dollars in thousands)* | At September 30, 2013 | 2012 | 2011 |
|---|---|---|---|
| Other real estate owned obtained upon foreclosure of: | | | |
| One-to four-family loans | $ 34 | $ 742 | $ 252 |
| Nonresidential loans | 292 | 3,461 | 1,624 |
| Construction loans | 2,722 | 3,348 | 4,207 |
| Land and land development loans | 3,667 | 8,951 | 2,544 |
| Total | $ 6,715 | $ 16,502 | $ 8,627 |

| *(Dollars in thousands)* | At September 30, 2013 | 2012 | 2011 |
|---|---|---|---|
| Other real estate owned by property type: | | | |
| Owner- and non-owner-occupied houses | $ 34 | $ 742 | $ 252 |
| Developed lots | 4,320 | 6,326 | 3,604 |
| Undeveloped land | 2,069 | 5,973 | 3,147 |
| Retail property | 292 | 3,461 | 1,624 |
| Total | $ 6,715 | $ 16,502 | $ 8,627 |

The following table provides information on construction loans to builders to finance lots at 100% of cost, which was customary practice in our primary market area prior to 2009, and the related other real estate owned obtained upon foreclosure of residential lots for the dates indicated:

| *(Dollars in thousands)* | At September 30, 2013 | 2012 | 2011 |
|---|---|---|---|
| Loans to builders secured by lots: | | | |
| Number of lots | 114 | 133 | 130 |
| Amount outstanding | $ 8,647 | $ 8,396 | $ 9,307 |
| Foreclosed lots obtained from builders: | | | |
| Number of lots | 139 | 147 | 87 |
| Carrying value | $ 4,320 | $ 6,326 | $ 3,604 |

The decrease in other real estate owned from $16.5 million at September 30, 2012 to $6.7 million at September 30, 2013 is the result of sales of property of $12.3 million during fiscal 2013, partially offset by $2.8 million in foreclosures. The Company has had increasing success in 2013 selling developed lots. We sold 37 lots to builders for the construction of single-family homes, many of which were pre-sold to homebuyers.

Our level of NPAs remains elevated over historical experience as a result of stresses in the real estate market. While we intend to actively work to reduce our NPAs, these levels are likely to remain elevated in the near term as problem loans work to resolution, which may be foreclosure. Although our NPAs are elevated over historical experience and are higher than our peers, we remain comfortable with our approach to resolving these assets. Our strong capital position gives us leeway to attempt to maximize our return on our NPAs. As shown in the tables below, we have experienced $1.2 million of gains on the sale of other real estate owned, net of impairment charges for the past three years, and we have earned an annualized yield of 3.96% and 3.92% on our impaired loans for the years ended September 30, 2013 and 2012, respectively. Interest recognized on a cash basis on all non-accrual loans was $1.5 million and $1.3 million for the years ended September 30, 2013 and 2012, respectively. These returns are much higher than we would have earned had we sold our other real estate owned prior to market stabilization or forced resolution of our impaired and non-accrual loans. We believe these loans offer a higher yield than cash, cash equivalents or short-term investments, and they give our borrowers a chance to improve their properties in a recovering real estate market.

| (Dollars in thousands) | Year Ended September 30, 2013 | 2012 | 2011 | Total |
|---|---|---|---|---|
| Gains on sales of other real estate owned | $ 1,812 | $ 1,398 | $ 68 | $ 3,278 |
| Less: Impairment of other real estate owned | 238 | 611 | 1,209 | 2,058 |
| Total | $ 1,574 | $ 787 | $ (1,141) | $ 1,220 |

| (Dollars in thousands) | 2013 Average Balance | 2013 Interest Income Recognized | 2013 Annualized Yield | 2012 Average Balance | 2012 Interest Income Recognized | 2012 Annualized Yield |
|---|---|---|---|---|---|---|
| Impaired loans | | | | | | |
| One- to four-family | $ 6,761 | $ 333 | 4.92 % | $ 4,471 | $ 183 | 4.11 % |
| Multi-family | 12,622 | 565 | 4.48 | 12,706 | 631 | 4.97 |
| Nonresidential | 6,177 | 442 | 7.15 | 8,689 | 203 | 2.34 |
| Construction | 50 | 2 | 4.41 | 96 | 2 | 1.84 |
| Land and land development | 14,409 | 241 | 1.67 | 15,363 | 599 | 3.90 |
| Total impaired loans | $ 40,019 | $ 1,583 | 3.96 | $ 41,325 | $ 1,618 | 3.92 |

### *Classified and Criticized Assets*

Federal regulations require us to review and classify assets on a regular basis. In addition, the OCC and Federal Reserve have the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. When management classifies an asset as substandard or doubtful, a specific allowance for loan losses, or charge-off for collateral dependent loans, may be established. If management classifies an asset as loss, an amount equal to 100% of the portion of the asset classified loss is charged to the allowance for loan losses. The regulations also provide for a "special mention" category, described as assets that do not currently expose the Company to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving the Company's close attention.

The following table shows the aggregate amounts of our classified and criticized assets at the dates indicated:

| *(Dollars in thousands)* | At September 30, 2013 | 2012 | 2011 |
|---|---|---|---|
| Loans[1] | | | |
| Special mention | $ 16,845 | $ 17,583 | $ 16,458 |
| Substandard | 48,982 | 37,002 | 62,694 |
| Total criticized loans | 65,827 | 54,585 | 79,152 |
| Other real estate owned | | | |
| Substandard | 6,715 | 16,502 | 8,627 |
| Total classified other real estate owned | 6,715 | 16,502 | 8,627 |
| Securities | | | |
| Substandard | 6,866 | 10,710 | 13,563 |
| Doubtful | – | – | 3,002 |
| Total classified securities | 6,866 | 10,710 | 16,565 |
| Total criticized assets | $ 79,408 | $ 81,797 | $ 104,344 |

(1) For regulatory reporting, performing troubled debt restructurings can be reclassified at the beginning of each calendar year. As a result, total classified and criticized loans for GAAP and regulatory reporting may be different.

### Investment Securities

At September 30, 2013, the securities portfolio represented 35.4% of total assets, compared to 38.7% at September 30, 2012 and 38.5% at September 30, 2011. Securities decreased $39.4 million to $375.2 million at September 30, 2013 from $414.6 million at September 30, 2012. Sales, prepayments and maturities of securities exceeded purchases of new securities by $38.8 million for the year ended September 30, 2013 in order to help fund an increase in new loans. We also recognized other-than-temporary impairment charges on non-agency CMOs and one student loan backed municipal bond of $1.3 million. Securities decreased $7.7 million to $414.6 million at September 30, 2012 from $422.3 million at September 30, 2011. Sales, prepayments and maturities of securities exceeded purchases of new securities by $7.6 million for the year ended September 30, 2012 as the Company reduced its assets and increased its cash balances due to the prevailing low interest-rate environment. We also recognized other-than-temporary impairment charges on non-agency CMOs, one student loan backed municipal bond and corporate equity securities of $5.4 million.

The following table sets forth the amortized costs and fair values of our investment securities at the dates indicated. The carrying values of securities held to maturity for financial statement purposes are different from either the amortized costs or fair values. See note 4 of the notes to the consolidated financial statements.

| | At September 30, | | | | | |
|---|---|---|---|---|---|---|
| | 2013 | | 2012 | | 2011 | |
| *(Dollars in thousands)* | **Amortized Cost[(1)]** | **Fair Value** | **Amortized Cost[(1)]** | **Fair Value** | **Amortized Cost[(1)]** | **Fair Value** |
| Securities available for sale: | | | | | | |
| U.S. government and federal agencies | $ – | $ – | $ – | $ – | $ 7,500 | $ 7,501 |
| States and political subdivisions | 5,370 | 5,561 | 11,938 | 13,125 | 18,143 | 18,173 |
| Agency mortgage-backed securities | 112,502 | 112,429 | 80,508 | 81,780 | 23,561 | 24,795 |
| Agency collateralized mortgage obligations | 79,031 | 80,069 | 164,650 | 166,601 | 207,123 | 208,703 |
| Corporate equity securities | 10,941 | 21,042 | 11,885 | 14,796 | 28,735 | 21,673 |
| Corporate debt securities | 80,487 | 85,897 | 109,796 | 117,877 | 111,519 | 115,964 |
| Total securities available for sale | 288,331 | 304,998 | 378,777 | 394,179 | 396,581 | 396,809 |
| | | | | | | |
| Securities held to maturity: | | | | | | |
| Agency mortgage-backed securities | 31,692 | 32,081 | 4,714 | 4,935 | 5,512 | 5,699 |
| Agency collateralized mortgage obligations | 30,724 | 31,035 | 5,079 | 5,646 | 6,552 | 7,386 |
| Non-agency collateralized mortgage obligations | 9,624 | 9,631 | 11,832 | 10,174 | 14,288 | 10,163 |
| Total securities held to maturity | 72,040 | 72,747 | 21,625 | 20,755 | 26,352 | 23,248 |
| Total securities | $ 360,371 | $ 377,745 | $ 400,402 | $ 414,934 | $ 422,933 | $ 420,057 |

(1) Amortized cost excludes other-than-temporary impairment charges related to factors other than credit that are included in accumulated other comprehensive income. Securities classified as held to maturity are carried at amortized cost less amounts recognized in accumulated other comprehensive income.

At September 30, 2013, we had no investments in a single company or entity (other than the U.S. Government or an agency of the U.S. Government), including both debt and equity securities, that had an aggregate book value in excess of 10% of equity.

The following table sets forth the stated maturities and weighted average yields of our investment securities, excluding corporate equity securities, at September 30, 2013. Certain securities have adjustable interest rates and reprice monthly, annually, or annually after an initial reset. These repricing schedules are not reflected in the table below. At September 30, 2013, the amortized cost of mortgage-backed securities and collateralized mortgage obligations with adjustable rates totaled $143.2 million.

| | One Year or Less | | More than One Year to Five Years | | More than Five Years to Ten Years | | More than Ten Years | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|
| *(Dollars in thousands)* | Carrying Value | Weighted Average Yield | Carrying Value | Weighted Average Yield | Carrying Value | Weighted Average Yield | Carrying Value | Weighted Average Yield | Carrying Value | Weighted Average Yield |
| Securities available for sale: | | | | | | | | | | |
| States and political subdivisions | $ – | –% | $ – | –% | $ – | –% | $ 5,561 | 6.00% | $ 5,561 | 6.00% |
| Mortgage-backed securities | – | – | 1,006 | 1.50 | – | – | 111,423 | 1.12 | 112,429 | 1.13 |
| Collateralized mortgage obligations | – | – | 34,460 | 1.22 | 32,339 | 1.35 | 13,270 | 1.29 | 80,069 | 1.29 |
| Corporate debt securities | 21,522 | 4.86 | 34,055 | 4.21 | 25,808 | 6.02 | 4,512 | 8.60 | 85,897 | 5.12 |
| Total securities available for sale | 21,522 | 4.86 | 69,521 | 2.66 | 58,147 | 3.29 | 134,766 | 1.57 | 283,956 | 2.42 |
| Securities held to maturity: | | | | | | | | | | |
| Mortgage-backed securities | – | – | 27 | 9.07 | 73 | 3.27 | 31,592 | 2.33 | 31,692 | 2.34 |
| Collateralized mortgage obligations | – | – | – | – | 12 | 2.38 | 38,545 | 2.93 | 38,557 | 2.93 |
| Total securities held to maturity | – | – | 27 | 9.07 | 85 | 3.14 | 70,137 | 2.67 | 70,249 | 2.67 |
| Total | $ 21,522 | 4.86 | $ 69,548 | 2.66 | $ 58,232 | 3.29 | $ 204,903 | 1.95 | $ 354,205 | 2.52 |

## Loan Portfolio

Total loans, excluding loans held for sale, increased $60.4 million, or 13.0%, in 2013 to $524.5 million, from $464.0 million at September 30, 2012. One-to four-family residential loans decreased $11.3 million, or 10.8%, in 2013 and $10.4 million, or 9.0%, in 2012, as we sold nearly all loan production of owner-occupied, one-to four-family residential loans in the secondary market and discontinued making these loans directly during fiscal 2013 as part of the joint venture with TowneBank Mortgage. Construction loans increased $10.3 million, or 40.5%, in 2013 compared to a decrease of $18.5 million, or 42.1%, in 2012. The increase in construction loans was primarily the result of a hotel project in progress in southwestern Virginia and a large multi-family apartment project in progress in central Virginia at September 30, 2013 as well as a renewed interest in working with builders on single-family residences. Land and land development loans increased $2.3 million, or 5.3%, in 2013 compared to a decrease of $23.3 million, or 34.7% in 2012. The increase in land and land development loans was primarily due to additional development support for a nonperforming loan on a residential/commercial project that has experienced strong sales. Nonresidential real estate and multi-family real estate loans totaled $348.9 million and represented 66.5% of total loans at September 30, 2013, compared to $289.7 million or 62.5% of total loans at September 30, 2012. Nonresidential and multi-family real estate loans increased $59.1 million, or 20.4%, in 2013 and $19.9 million, or 7.4%, in 2012 due to improved opportunities as a result of our ability and willingness to meet size, maturity and other preferences of borrowers and our reputation for timely decisions and flexibility with prepayment terms. While competition for these loans has begun to return with improvement in macroeconomic conditions, the sluggish real estate market, low interest rate environment, and dominant role of the federal government in the traditional mortgage market have made nonresidential and multi-family loans the Company's primary opportunity for loan growth and profitability.

The following table sets forth the composition of our loan portfolio at the dates indicated, excluding loans held for sale:

| (Dollars in thousands) | At September 30, 2013 Amount | 2013 Percent | 2012 Amount | 2012 Percent | 2011 Amount | 2011 Percent | 2010 Amount | 2010 Percent | 2009 Amount | 2009 Percent |
|---|---|---|---|---|---|---|---|---|---|---|
| Real estate loans: | | | | | | | | | | |
| One-to four-family | $ 93,301 | 17.8 % | $104,560 | 22.5 % | $114,947 | 23.2 % | $128,696 | 26.0 % | $142,505 | 27.5 % |
| Multi-family | 105,295 | 20.1 | 81,503 | 17.6 | 79,106 | 15.9 | 78,183 | 15.8 | 88,406 | 17.0 |
| Nonresidential | 243,562 | 46.4 | 208,225 | 44.9 | 190,747 | 38.4 | 173,403 | 35.1 | 132,344 | 25.5 |
| Construction[1] | 35,823 | 6.8 | 25,489 | 5.5 | 43,992 | 8.9 | 40,294 | 8.2 | 72,079 | 13.9 |
| Land and land development[1] | 46,081 | 8.8 | 43,761 | 9.4 | 67,049 | 13.5 | 70,482 | 14.3 | 78,368 | 15.1 |
| Other | 405 | 0.1 | 498 | 0.1 | 650 | 0.1 | 2,997 | 0.6 | 5,337 | 1.0 |
| Total loans | 524,467 | 100.0 % | 464,036 | 100.0 % | 496,491 | 100.0 % | 494,055 | 100.0 % | 519,039 | 100.0 % |
| Less: | | | | | | | | | | |
| Deferred loan fees | 3,544 | | 3,287 | | 3,444 | | 3,601 | | 3,503 | |
| Allowance for loan losses | 9,740 | | 10,284 | | 14,624 | | 13,419 | | 8,524 | |
| Loans, net | $511,183 | | $450,465 | | $478,423 | | $477,035 | | $507,012 | |

[1] Undisbursed amounts for construction and land and land development loans are netted in the applicable loan balance in the table above.

### *Loan Maturity*

The following table sets forth certain information at September 30, 2013 regarding the dollar amount of loan principal repayments becoming due during the periods indicated. The table reflects the call dates for loans that are callable, at the option of the Bank, prior to their contractual maturity, but does not include any estimate of prepayments, which may significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. The amounts shown exclude loans in process and unearned loan origination fees.

| (Dollars in thousands) | At September 30, 2013 One-to Four-Family | Multi-Family | Non-Residential | Construction | Land and Land Development | Other | Total Loans |
|---|---|---|---|---|---|---|---|
| Amounts due in: | | | | | | | |
| One year or less | $ 15,049 | $ 6,168 | $ 24,565 | $ 17,059 | $ 33,119 | $ – | $ 95,960 |
| More than one year to five years | 18,654 | 52,181 | 44,052 | 1,359 | 11,022 | – | 127,268 |
| More than five years to ten years | 5,000 | 21,173 | 146,089 | 17,405 | 1,940 | 6 | 191,613 |
| More than ten years | 54,598 | 25,773 | 28,856 | – | – | 399 | 109,626 |
| Total | $ 93,301 | $105,295 | $ 243,562 | $ 35,823 | $ 46,081 | $ 405 | $ 524,467 |

### *Fixed vs. Adjustable Rate Loans*

The following table sets forth the dollar amount of all loans at September 30, 2013 that are due after September 30, 2014 and have either fixed interest rates or floating or adjustable interest rates. The amounts shown exclude applicable loans in process and unearned loan origination fees.

| (Dollars in thousands) | Fixed Rates | Floating or Adjustable Rates | Total |
|---|---|---|---|
| One-to four-family | $ 78,252 | $ – | $ 78,252 |
| Multi-family | 99,127 | – | 99,127 |
| Nonresidential | 213,755 | 5,242 | 218,997 |
| Construction | 18,764 | – | 18,764 |
| Land and land development | 9,821 | 3,141 | 12,962 |
| Other | 405 | – | 405 |
| Total | $ 420,124 | $ 8,383 | $ 428,507 |

***Loan Activity***

The following table shows loans originated and sold during the periods indicated, including loans intended for sale in the secondary market:

| *(Dollars in thousands)* | Year Ended September 30, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Net loans and loans held for sale at beginning of period | $ 451,923 | $ 479,345 | $ 479,817 |
| Loans originated: | | | |
| One-to four-family | 5,976 | 16,942 | 25,594 |
| Multi-family | 34,029 | 13,928 | 12,775 |
| Nonresidential | 62,944 | 15,000 | 31,966 |
| Construction | 24,212 | 27,750 | 38,205 |
| Land and land development | 7,932 | 6,797 | 924 |
| Other | – | 20 | 115 |
| Total loans originated | 135,093 | 80,437 | 109,579 |
| Deduct: | | | |
| Loan principal repayments | (68,549) | (86,468) | (85,135) |
| Loan sales | (4,197) | (11,410) | (18,808) |
| Charge-offs | (1,375) | (3,923) | (2,584) |
| Foreclosed loans transferred to OREO | (1,900) | (10,575) | (2,454) |
| Additions (deductions) for other items[1] | 188 | 4,517 | (1,070) |
| Net loan activity | 59,260 | (27,422) | (472) |
| Net loans and loans held for sale at end of period | $ 511,183 | $ 451,923 | $ 479,345 |

[1] Other items consist of deferred loan fees, the allowance for loan losses and loans in process.

Loan originations come from a number of sources, including real estate agents, mortgage bankers, existing customers, advertising and referrals from customers. We generally sold in the secondary market long-term, fixed-rate residential mortgage loans on owner-occupied properties that we originated prior to the formation of our joint venture with TowneBank Mortgage (see "Item 1, Business—Lending Activities—One- to Four-Family Residential Loans"), after which we discontinued originating such loans directly. Our decision to sell loans was based on prevailing market interest rate conditions, interest rate risk management and liquidity needs. We also participate with other financial institutions in the origination of nonresidential and multi-family real estate loans. We underwrite participation interests using the same underwriting standards for loans that we originate for our portfolio. At September 30, 2013, our participation interests totaled $18.8 million, representing 4 loans, all of which were secured by properties within a 120-mile radius of our primary market area, including 2 loans totaling $5.1 million for which we are not the lead lender.

**Deposits**

Our primary sources of funds are retail deposit accounts held primarily by individuals and businesses within our market area. Deposits increased $6.5 million, or 1.0%, in the year ended September 30, 2013 and $8.5 million, or 1.3%, in the year ended September 30, 2012. At September 30, 2013, money market savings accounts totaled $236.6 million, or 36.6% of total deposits, money market checking accounts totaled $45.4 million, or 7.0% of total deposits, checking accounts totaled $1.5 million, or 0.2% of total deposits, and certificates of deposit totaled $363.3 million, or 56.2% of total deposits. Our high level of both cash and cash equivalents and long-term FHLB borrowings with prohibitive prepayment penalties discouraged management from offering above market deposit pricing during the past three to four years, resulting in relatively flat deposit levels for fiscal 2013, 2012 and 2011.

The following table sets forth the balances of our deposit accounts at the dates indicated:

| *(Dollars in thousands)* | At September 30, 2013 | 2012 | 2011 |
|---|---|---|---|
| Regular checking | $ 1,526 | $ 802 | $ – |
| Money market savings | 236,630 | 221,695 | 221,713 |
| Money market checking | 45,368 | 44,967 | 43,479 |
| Certificates of deposit | 363,314 | 372,840 | 383,562 |
| Total | $ 646,838 | $ 640,304 | $ 648,754 |

The following table indicates the amount of certificates of deposit greater than $100,000 by time remaining until maturity as of September 30, 2013, none of which are brokered deposits (dollars in thousands):

| Maturity Period | Amount |
|---|---|
| Three months or less | $ 14,744 |
| Over three through six months | 17,426 |
| Over six through twelve months | 25,457 |
| Over twelve months | 58,796 |
| Total | $ 116,423 |

The following table sets forth certificates of deposits classified by rates at the dates indicated:

| *(Dollars in thousands)* | At September 30, 2013 | 2012 | 2011 |
|---|---|---|---|
| Less than 1.00% | $ 190,230 | $ 183,820 | $ 123,423 |
| 1.00% - 1.99% | 63,864 | 59,815 | 126,921 |
| 2.00% - 2.99% | 72,285 | 73,143 | 50,277 |
| 3.00% - 3.99% | 20,473 | 22,056 | 24,779 |
| 4.00% - 4.99% | 13,244 | 22,944 | 24,663 |
| 5.00% - 5.99% | 3,218 | 11,062 | 33,499 |
| Total | $ 363,314 | $ 372,840 | $ 383,562 |

The following table sets forth the amount and maturities of certificates of deposits at September 30, 2013:

| | Amount Due in | | | | | |
|---|---|---|---|---|---|---|
| *(Dollars in thousands)* | One Year Or Less | More Than One Year to Two Years | More Than Two Years to Three Years | More Than Three Years | Total | Percent of Total Certificate Accounts |
| Less than 1.00% | $ 162,088 | $ 20,168 | $ 7,957 | $ 17 | $ 190,230 | 52.4% |
| 1.00% - 1.99% | 18,988 | 18,788 | 3,751 | 22,337 | 63,864 | 17.6 |
| 2.00% - 2.99% | 2,114 | 6,759 | 14,681 | 48,731 | 72,285 | 19.9 |
| 3.00% - 3.99% | 2,968 | 416 | 1,710 | 15,379 | 20,473 | 5.6 |
| 4.00% - 4.99% | 9,771 | 2,169 | 1,304 | – | 13,244 | 3.6 |
| 5.00% - 5.99% | 2,594 | 624 | – | – | 3,218 | 0.9 |
| Total | $ 198,523 | $ 48,924 | $ 29,403 | $ 86,464 | $ 363,314 | 100.0% |

## Borrowings

We use borrowings from the Federal Home Loan Bank of Atlanta ("FHLB") to supplement our supply of funds for loans and securities and to improve the interest-rate risk inherent in our long-term, fixed-rate loan portfolio.

FHLB borrowings at September 30, 2013 were $163.5 million, a decrease of $8.7 million from September 30, 2012. The decrease was due to the prepayment of a $10.0 million advance due May 21, 2032, bearing interest at 4.485% and having a prepayment fee of $18,000. This reduction was partially offset by $1.3 million of amortization of prepayment penalties totaling $18.3 million paid in fiscal 2012 due to the exchange of nine FHLB borrowings totaling $160.0 million for new advances of the same amount. The new advances were not considered to be substantially different from the original advances in accordance with ASC 470-50, *Debt – Modifications and Exchanges*, and as a result the prepayment penalties have been treated as a discount on the new debt and are being amortized over the life of the new advances as an adjustment to rate.

The following table sets forth selected information regarding FHLB overnight borrowings for the periods indicated:

| *(Dollars in thousands)* | Year Ended September 30, 2013 | 2012 | 2011 |
|---|---|---|---|
| Balance outstanding at end of year | $ – | $ – | $ – |
| Interest rate at end of year | 0.36% | 0.36% | 0.36% |
| Maximum amount outstanding at any month-end during year | $ – | $ – | $ – |
| Average amount outstanding during year | $ – | $ – | $ – |
| Weighted average interest rate during year | N/A | N/A | N/A |

Long-term debt consists of borrowings from the FHLB with various interest rates and maturity dates. At September 30, 2013, all FHLB borrowings were long-term borrowings that mature in fiscal 2016 through 2032, $10.0 million of which have been convertible since October 2012, at the FHLB's option, into three-month LIBOR-based floating rate borrowings. If the FHLB converts the borrowings, we may choose to prepay all or part of the borrowings without a prepayment fee on the conversion date. For more information about our FHLB borrowings, see note 11 to the notes to the consolidated financial statements.

The weighted average effective rate of FHLB borrowings was 4.08% at September 30, 2013. The contractual maturities of gross FHLB borrowings, excluding discounts and call provisions, as of September 30, 2013 are as follows (dollars in thousands):

| For the Year Ending September 30, | Amount | Weighted Average Effective Rate |
|---|---|---|
| 2014 | $ – | –% |
| 2015 | – | – |
| 2016 | 10,000 | 2.23 |
| 2017 | 10,000 | 2.25 |
| 2018 | 35,000 | 3.44 |
| Thereafter | 125,000 | 4.56 |
| | 180,000 | |
| Less unamortized prepayments | 16,515 | |
| Total FHLB borrowings | $ 163,485 | 4.08 |

## Risk Management

Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk, market risk and liquidity risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or security when it is due. Interest rate risk is the potential reduction of net interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are recorded at fair value. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers when due. Other risks that we face are operational risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

### *Credit Risk Management*

Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans. This strategy also emphasizes conservative loan-to-value ratios and guarantees of construction, land and land development and commercial real estate loans by parties with substantial net worth.

When a borrower fails to make a required loan payment, management takes a number of steps to have the borrower cure the delinquency and restore the loan to current status. Management makes initial contact with the borrower when the loan becomes 15 days past due. If payment is not then received by the 30th day of delinquency, additional letters and phone calls generally are made, and a plan of collection is pursued for each individual loan. A particular plan of collection may lead to foreclosure, the timing of which depends on the prospects for the borrower bringing the loan current, the financial strength and commitment of any guarantors, the type and value of the collateral securing the loan and other factors. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. We may consider loan workout arrangements with certain borrowers under certain circumstances.

Management informs our board of directors monthly of the amount of loans delinquent more than 60 days, all loans in foreclosure and all foreclosed and repossessed property that we own. Extensive reports of loan exposure by type of collateral, geographic concentration and individual borrowers with exposure over $2.0 million are reviewed by the board of directors quarterly.

***Interest Rate Risk Management***

Interest rate risk is the exposure to fluctuations in our future earnings (earnings at risk) and value (economic value at risk) resulting from changes in interest rates. This exposure results from differences between the amounts of interest earning assets and interest bearing liabilities that reprice within a specified time period as a result of scheduled maturities and repayment and contractual interest rate changes.

The primary objective of our asset/liability management process is to maximize current and future net interest income within acceptable levels of interest rate risk while satisfying liquidity and capital requirements. Management recognizes that a certain amount of interest rate risk is inherent and appropriate, yet if not properly managed can be detrimental to the Company's long-term profitability. Thus the goal of interest rate risk management is to maintain a balance between risk and reward such that net interest income is maximized while risk is maintained at an appropriate level.

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. We attempt to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. We monitor rates and maturities of assets and liabilities and attempt to minimize interest rate risk by adjusting terms of new loans and deposits, by investing in securities with terms that mitigate our overall interest rate risk, and by maintaining excess capital to protect against interest rate risk exposure.

We endeavor to control the exposures to changes in interest rates by understanding, reviewing and making decisions based on our risk position. The Asset/Liability Management Committee is responsible for these decisions. The committee operates under management policies defining guidelines and limits on the level of acceptable risk. These policies are approved by the board of directors of the Bank. We use the securities portfolios and FHLB advances to help manage our interest rate risk position. Additionally, pricing and maturities of loan and deposit products are directed in an effort to emphasize the loan and deposit term or repricing characteristics that best meet current interest rate risk objectives.

To reduce potential earnings volatility, we seek to match asset and liability maturities and rates, while maintaining an acceptable interest rate spread. To mitigate interest rate risk, we have predominately sold fixed-rate, owner-occupied residential mortgage loans in the secondary market; extended the maturities of borrowings; increased commercial real estate lending, which emphasizes the origination of loans with periodic call features and prepayment penalties; structured the securities portfolio to include more liquid securities; and maintained a higher level of cash and cash equivalents. We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of derivative financial instruments to manage interest rate risk.

Management uses an interest rate sensitivity analysis to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in the present value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. The present value of equity is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or a 100 basis point decrease in market interest rates with no effect given to any future steps that management might take to counter the effect of that interest rate movement. The following table presents the change in the present value of equity at September 30, 2013 that would occur in the event of an immediate change in interest rates based on management assumptions.

| Change in Basis Points | Present Value of Equity | | |
|---|---|---|---|
| | Market Value | $ Change | % Change |
| | (Dollars in thousands) | | |
| 300 | $ 264,363 | $ (3,047) | (1.1)% |
| 200 | 266,062 | (1,348) | (0.5) |
| 100 | 267,232 | (178) | (0.1) |
| 0 | 267,410 | - | - |
| -100 | 258,131 | (9,279) | (3.5) |

Using the same assumptions as above, the sensitivity of our projected net interest income for the twelve months ending September 30, 2014 is as follows:

| Change in Basis Points | Projected Net Interest Income | | |
|---|---|---|---|
| | Net Interest Income | $ Change | % Change |
| | (Dollars in thousands) | | |
| 300 | $ 24,163 | $ (642) | (2.6)% |
| 200 | 24,405 | (400) | (1.6) |
| 100 | 24,584 | (221) | (0.9) |
| 0 | 24,805 | - | - |
| -100 | 24,386 | (419) | (1.7) |

Assumptions made by management relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets have features, such as rate caps or floors that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

***Liquidity Management***

Liquidity is the ability to meet current and future financial obligations of a short-term and long-term nature when due. Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of securities and borrowings from the FHLB. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows, calls of investment securities and borrowed funds, and prepayments on loans and mortgage-backed securities and collateralized mortgage obligations are greatly influenced by general interest rates, economic conditions and competition.

Management regularly adjusts our investments in liquid assets based upon an assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, and (4) the objectives of our interest-rate risk and investment policies.

Our most liquid assets are cash and cash equivalents and securities available for sale. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At September 30, 2013, cash and cash equivalents totaled $98.9 million. Securities classified as available-for-sale, whose aggregate market value exceeds cost, provide additional sources of liquidity and had a market value of $284.7 million at September 30, 2013. In addition, at September 30, 2013, we had the ability to borrow a total of $162.5 million in additional funds from the FHLB. Additionally, we established a borrowing arrangement with the Federal Reserve Bank of Richmond, although no borrowings have occurred to date. We intend to use corporate bonds as collateral for this arrangement and had pledged bonds with an estimated fair value of $5.5 million at September 30, 2013.

At September 30, 2013, we had $101.1 million in loan commitments outstanding, which included $100.8 million in undisbursed loans. Certificates of deposit due within one year of September 30, 2013 totaled $198.5 million, or 54.6% of certificates of deposit. The large percentage of certificates of deposit that mature within one year reflects customers' hesitancy to invest their funds for long periods. If these maturing deposits are not renewed, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit. Management believes, however, based on past experience that a significant portion of our certificates of deposit will be renewed. We have the ability to attract and retain deposits by adjusting the interest rates offered.

In addition, we believe that our branch network, which is presently comprised of eight full-service retail banking offices located throughout our primary market area, and the general cash flows from our existing lending and investment activities, will afford us sufficient long-term liquidity.

**Capital Adequacy**

The Bank is subject to various regulatory capital requirements administered by the OCC. Failure to meet minimum capital requirements can initiate certain mandatory and possible discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. In addition, the Bank is required to notify the OCC and Federal Reserve before paying dividends to Franklin Financial.

At September 30, 2013, the Bank had regulatory capital in excess of that required under each requirement and was classified as a "well capitalized" institution as determined by the OCC. There are no conditions or events that management believes have changed the Bank's classification. As a savings and loan holding company regulated by the Federal Reserve, Franklin Financial is not currently subject to any separate regulatory capital requirements. The Dodd-Frank Act, however, requires the Federal Reserve to promulgate consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to the depository institutions themselves. These capital requirements will apply to savings and loan holding companies beginning in 2015. Revised capital requirements have been adopted by the OCC and the Federal Reserve for all thrifts and their savings and loan holding companies as part of Basel III (see "Item 1, Business – Regulation and Supervision – Federal Banking Regulation – New Capital Rule - Basel III" for more information regarding Basel III).

The following table reflects the level of required capital and actual capital of the Bank at September 30, 2013 and September 30, 2012:

| (Dollars in thousands) | Actual | | Amount required to be "adequately capitalized" | | Amount required to be "well capitalized" | |
|---|---|---|---|---|---|---|
| | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| **As of September 30, 2013** | | | | | | |
| Tier 1 capital (to adjusted tangible assets) | $ 179,935 | 17.83% | $ 40,374 | 4.00% | $ 50,616 | 5.00% |
| Tier 1 risk-based capital (to risk weighted assets) | 179,935 | 26.32 | 27,345 | 4.00 | 41,017 | 6.00 |
| Risk-based capital (to risk weighted assets) | 188,495 | 27.57 | 54,690 | 8.00 | 68,362 | 10.00 |
| **As of September 30, 2012** | | | | | | |
| Tier 1 capital (to adjusted tangible assets) | $ 179,110 | 17.68% | $ 40,518 | 4.00% | $ 50,996 | 5.00% |
| Tier 1 risk-based capital (to risk weighted assets) | 179,110 | 26.62 | 26,912 | 4.00 | 40,368 | 6.00 |
| Risk-based capital (to risk weighted assets) | 187,538 | 27.87 | 53,824 | 8.00 | 67,280 | 10.00 |

During the year ended September 30, 2013, the board of directors of the Bank declared a $15.0 million dividend that was paid to Franklin Financial on December 10, 2012. In June 2013, Franklin Financial transferred $5.9 million of bank-owned life insurance to the Bank as a contribution to its capital.

The following is a reconciliation of the Bank's GAAP capital to regulatory capital at September 30, 2013 and September 30, 2012:

| | September 30, 2013 | | |
|---|---|---|---|
| (Dollars in thousands) | Tier 1 Capital | Tier 1 Risk-Based Capital | Risk-Based Capital |
| GAAP capital | $ 182,576 | $ 182,576 | $ 182,576 |
| Accumulated losses on certain available-for-sale securities | (2,960) | (2,960) | (2,960) |
| Pension plan | 319 | 319 | 319 |
| General allowance for loan losses | – | – | 8,560 |
| Regulatory capital – computed | $ 179,935 | $ 179,935 | $ 188,495 |

| | September 30, 2012 | | |
|---|---|---|---|
| (Dollars in thousands) | Tier 1 Capital | Tier 1 Risk-Based Capital | Risk-Based Capital |
| GAAP capital | $ 184,277 | $ 184,277 | $ 184,277 |
| Accumulated gains on certain available-for-sale securities | (6,967) | (6,967) | (6,967) |
| Pension plan | 1,800 | 1,800 | 1,800 |
| General allowance for loan losses | – | – | 8,428 |
| Regulatory capital – computed | $ 179,110 | $ 179,110 | $ 187,538 |

## Contractual Obligations

The impact of the Company's contractual obligations as of September 30, 2013 on liquidity and cash flow in future periods is as follows:

| | | Payments due by period | | | |
|---|---|---|---|---|---|
| *(Dollars in thousands)* | **Total** | **Less than One Year** | **One to Three Years** | **Three to Five Years** | **More Than Five Years** |
| Operating lease obligations | $ 104 | $ 66 | $ 38 | $ – | $ – |
| FHLB borrowings[1] | 180,000 | – | 10,000 | 45,000 | 125,000 |
| Pension obligations | 9,099 | 794 | 1,663 | 1,783 | 4,859 |
| Total | $ 189,203 | $ 860 | $ 11,701 | $ 46,783 | $ 129,859 |

[1] At September 30, 2013, all FHLB borrowings were long-term borrowings that mature in fiscal 2016 through 2032, $10.0 million of which have been convertible since October 2012, at the FHLB's option, into three-month LIBOR-based floating rate borrowings. If the FHLB converts the borrowings, we may choose to prepay all or part of the borrowings without a prepayment fee on the conversion date.

## Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit.

For the year ended September 30, 2013, we engaged in no off-balance sheet transactions reasonably likely to have a material effect on our consolidated financial condition, results of operations or cash flows.

## Non-GAAP Financial Measures

This report refers to the efficiency ratio, which is computed by dividing noninterest expense, excluding losses and impairment charges on securities, fixed assets, and foreclosed properties as well as the charitable contribution to The Franklin Federal Foundation made in connection with our mutual-to-stock conversion, by the sum of net interest income and noninterest income, excluding gains on the sale of securities, fixed assets, and foreclosed properties. The efficiency ratio is not a recognized reporting measure under US GAAP. Management believes this measure provides investors with important information regarding the Company's operational efficiency. Management believes such financial information is meaningful to the reader in understanding operating performance, but cautions that such information not be viewed as a substitute for US GAAP. The Company, in referring to its net income, is referring to income under US GAAP. Comparison of the efficiency ratio with those of other companies may not be possible, because other companies may calculate the efficiency ratio differently.

## Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The information required herein is incorporated by reference to the information included under the section in this report titled "Risk Management" in "*Management's Discussion and Analysis of Financial Condition and Results of Operations*."

**Item 8. FINANCIAL STATEMENTS**

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Stockholders
Franklin Financial Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Franklin Financial Corporation and Subsidiaries (the "Company") as of September 30, 2013 and 2012, and the related consolidated income statements, and statements of comprehensive income, changes in stockholders' equity and cash flows, for each of the three years in the period ended September 30, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Franklin Financial Corporation and Subsidiaries as of September 30, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2013, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Franklin Financial Corporation and Subsidiaries' internal control over financial reporting as of September 30, 2013, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992, and our report dated December 19, 2013 expressed an unqualified opinion on the effectiveness of Franklin Financial Corporation and Subsidiaries' internal control over financial reporting.



Richmond, VA
December 19, 2013

## FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARIES
### Consolidated Balance Sheets
### September 30, 2013 and 2012

| *(Dollars in thousands)* | 2013 | 2012 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents: | | |
| Cash and due from banks | $ 28,005 | $ 6,784 |
| Interest-bearing deposits in other banks | 67,724 | 98,344 |
| Money market investments | 3,185 | 14,751 |
| Total cash and cash equivalents | 98,914 | 119,879 |
| Securities available for sale | 304,998 | 394,179 |
| Securities held to maturity | 70,249 | 20,372 |
| Loans, net of deferred loan fees | 520,923 | 460,749 |
| Less allowance for loan losses | 9,740 | 10,284 |
| Net loans | 511,183 | 450,465 |
| Loans held for sale | – | 1,458 |
| Federal Home Loan Bank stock | 9,328 | 10,082 |
| Office properties and equipment, net | 6,881 | 6,167 |
| Other real estate owned | 6,715 | 16,502 |
| Accrued interest receivable: | | |
| Loans | 2,257 | 2,028 |
| Mortgage-backed securities and collateralized mortgage obligations | 715 | 741 |
| Other investment securities | 1,109 | 1,679 |
| Total accrued interest receivable | 4,081 | 4,448 |
| Cash surrender value of bank-owned life insurance | 34,296 | 33,008 |
| Deferred income taxes | 9,208 | 7,227 |
| Income taxes currently receivable | 805 | 2,115 |
| Prepaid expenses and other assets | 2,663 | 4,879 |
| Total assets | $ 1,059,321 | $ 1,070,781 |
| **Liabilities and Stockholders' Equity** | | |
| Deposits: | | |
| Regular checking | $ 1,526 | $ 802 |
| Savings deposits | 281,998 | 266,662 |
| Time deposits | 363,314 | 372,840 |
| Total deposits | 646,838 | 640,304 |
| Federal Home Loan Bank borrowings | 163,485 | 172,204 |
| Advance payments by borrowers for property taxes and insurance | 2,769 | 2,325 |
| Accrued expenses and other liabilities | 4,835 | 6,481 |
| Total liabilities | 817,927 | 821,314 |
| Commitments and contingencies (see notes 14, 16, 17, and 18) | | |
| Stockholders' equity: | | |
| Preferred stock, $0.01 par value: 10,000,000 shares authorized, no shares issued or outstanding | – | – |
| Common stock: $0.01 par value; 75,000,000 shares authorized; 12,250,625 and 13,342,138 shares issued and outstanding, respectively | 123 | 133 |
| Additional paid-in capital | 112,516 | 129,391 |
| Unearned ESOP shares | (9,870) | (10,442) |
| Unearned equity incentive plan shares | (7,725) | (7,411) |
| Undistributed stock-based deferral plan shares | (2,646) | (2,533) |
| Retained earnings | 136,255 | 132,251 |
| Accumulated other comprehensive income | 12,741 | 8,078 |
| Total stockholders' equity | 241,394 | 249,467 |
| Total liabilities and stockholders' equity | $ 1,059,321 | $ 1,070,781 |

*The accompanying notes are an integral part of these consolidated financial statements.*

**FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARIES**
**Consolidated Income Statements**
**Years Ended September 30, 2013, 2012, and 2011**

| *(Dollars in thousands)* | 2013 | 2012 | 2011 |
|---|---|---|---|
| Interest and dividend income: | | | |
| Interest and fees on loans | $ 30,133 | $ 30,672 | $ 31,806 |
| Interest on deposits in other banks | 222 | 146 | 199 |
| Interest and dividends on securities: | | | |
| Taxable | 9,300 | 12,470 | 13,614 |
| Nontaxable | 135 | 285 | 315 |
| Total interest and dividend income | 39,790 | 43,573 | 45,934 |
| Interest expense: | | | |
| Interest on deposits | 6,447 | 7,767 | 10,210 |
| Interest on borrowings | 7,687 | 8,603 | 9,188 |
| Total interest expense | 14,134 | 16,370 | 19,398 |
| Net interest income | 25,656 | 27,203 | 26,536 |
| Provision (credit) for loan losses | 525 | (1,149) | 3,744 |
| Net interest income after provision (credit) for loan losses | 25,131 | 28,352 | 22,792 |
| Noninterest income (expense): | | | |
| Service charges on deposit accounts | 49 | 50 | 36 |
| Other service charges and fees | 588 | 930 | 379 |
| Gains on sales of loans held for sale | 97 | 257 | 344 |
| Gains on sales of securities, net | 1,716 | 63 | 243 |
| Gains on sales of other real estate owned | 1,812 | 1,398 | 68 |
| Impairment of securities, net: | | | |
| Impairment of securities | (1,269) | (5,358) | (2,794) |
| Less: Impairment recognized in other comprehensive income | (834) | (693) | (222) |
| Net impairment reflected in income | (435) | (4,665) | (2,572) |
| Increase in cash surrender value of bank-owned life insurance | 1,288 | 1,294 | 1,284 |
| Other operating income | 828 | 604 | 545 |
| Total noninterest income (expense) | 5,943 | (69) | 327 |
| Other noninterest expenses: | | | |
| Personnel expense | 10,535 | 9,520 | 7,995 |
| Occupancy expense | 1,013 | 905 | 853 |
| Equipment expense | 884 | 936 | 896 |
| Advertising expense | 178 | 183 | 190 |
| Federal deposit insurance premiums | 677 | 807 | 972 |
| Charitable contributions to The Franklin Federal Foundation | - | - | 5,555 |
| Impairment of other real estate owned | 238 | 611 | 1,209 |
| Other operating expenses | 5,000 | 4,101 | 3,266 |
| Total other noninterest expenses | 18,525 | 17,063 | 20,936 |
| Income before provision for income taxes | 12,549 | 11,220 | 2,183 |
| Provision for income taxes | 3,203 | 4,739 | 752 |
| Net income | $ 9,346 | $ 6,481 | $ 1,431 |
| Basic net income per common share[(1)] | $ 0.80 | $ 0.50 | $ 0.11 |
| Diluted net income per common share[(1)] | $ 0.78 | $ 0.50 | $ 0.11 |

[(1)] Weighted-average shares used in the calculation of basic and diluted earnings per share were calculated from April 27, 2011 to September 30, 2011 for fiscal 2011.

*The accompanying notes are an integral part of these consolidated financial statements.*

**FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARIES**
**Consolidated Statements of Comprehensive Income**
**Years Ended September 30, 2013, 2012, and 2011**

| *(Dollars in thousands)* | 2013 | | 2012 | | 2011 | |
|---|---|---|---|---|---|---|
| Net income | | $ 9,346 | | $ 6,481 | | $ 1,431 |
| Other comprehensive income (loss), net of income tax expense (benefit): | | | | | | |
| Net unrealized holding gains or losses arising during the period (net of tax 2013: $(1,749), 2012: $1,255, 2011: $(1,334)) | $4,686 | | $8,605 | | $ (8,206) | |
| Reclassification adjustment for gains or losses included in net income (net of tax 2013: $502, 2012: $(253), 2011: $(334)) | (1,170) | | 3,830 | | 546 | |
| Change in defined benefit pension plan assets and benefit obligations (net of tax 2013: $907, 2012: $466, 2011: $(784)) | 1,480 | | 761 | | (1,279) | |
| Other-than-temporary impairment of held-to-maturity securities related to factors other than credit, net of amortization (net of tax 2013: $(205), 2012: $(159), 2011: $58) | (333) | | (259) | | 95 | |
| Amortization of previously recognized other-than-temporary impairment of available-for-sale securities related to factors other than credit (net of tax 2013: $0, 2012: $467, 2011: $486) | - | | 763 | | 792 | |
| Other comprehensive income (loss) | | 4,663 | | 13,700 | | (8,052) |
| Total comprehensive income (loss) | | $14,009 | | $ 20,181 | | $ (6,621) |

*The accompanying notes are an integral part of these consolidated financial statements.*

## FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARIES
### Consolidated Statements of Changes in Stockholders' Equity
### Years Ended September 30, 2013, 2012, and 2011

| *(Dollars in thousands)* | Common Stock | Additional Paid-in Capital | Unearned ESOP Shares | Unearned Equity Incentive Plan Shares | Undistributed Stock-Based Deferral Plan Shares | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|
| **Balance at September 30, 2010** | **$ -** | **$ -** | **$ -** | **$ -** | **$ -** | **$124,339** | **$ 2,430** | **$ 126,769** |
| Issuance of common stock | 143 | 142,885 | - | - | - | - | - | 143,028 |
| Common stock issuance costs | - | (2,602) | - | - | - | - | - | (2,602) |
| Shares purchased by ESOP | - | - | (11,442) | - | - | - | - | (11,442) |
| Shares purchased by stock-based deferral plan | - | 2,533 | - | - | (2,533) | - | - | - |
| ESOP shares allocated | - | 66 | 360 | - | - | - | - | 426 |
| Net income | - | - | - | - | - | 1,431 | - | 1,431 |
| Other comprehensive loss | - | - | - | - | - | - | (8,052) | (8,052) |
| **Balance at September 30, 2011** | **143** | **142,882** | **(11,082)** | **-** | **(2,533)** | **125,770** | **(5,622)** | **249,558** |
| ESOP shares allocated | - | 238 | 640 | - | - | - | - | 878 |
| Repurchase of common stock | (10) | (15,365) | - | - | - | - | - | (15,375) |
| Stock-based compensation expense | - | 1,636 | - | - | - | - | - | 1,636 |
| Common stock purchased for equity incentive plan | - | - | - | (7,411) | - | - | - | (7,411) |
| Net income | - | - | - | - | - | 6,481 | - | 6,481 |
| Other comprehensive income | - | - | - | - | - | - | 13,700 | 13,700 |
| **Balance at September 30, 2012** | **133** | **129,391** | **(10,442)** | **(7,411)** | **(2,533)** | **132,251** | **8,078** | **249,467** |
| ESOP shares allocated | - | 444 | 572 | - | - | - | - | 1,016 |
| Repurchase of common stock | (10) | (19,343) | - | - | - | - | - | (19,353) |
| Stock-based compensation expense | - | 3,084 | - | - | - | - | - | 3,084 |
| Common stock purchased for equity incentive plan | - | - | - | (1,754) | - | - | - | (1,754) |
| Common stock purchased by stock-based deferral plan | - | 113 | - | - | (113) | - | - | - |
| Tax benefit from exercise/vesting of stock awards | - | 168 | - | - | - | - | - | 168 |
| Vesting of restricted stock | - | (1,440) | - | 1,440 | - | - | - | - |
| Exercise of stock options | - | 99 | - | - | - | - | - | 99 |
| Cash dividend paid ($0.45 per share) | - | - | - | - | - | (5,342) | - | (5,342) |
| Net income | - | - | - | - | - | 9,346 | - | 9,346 |
| Other comprehensive income | - | - | - | - | - | - | 4,663 | 4,663 |
| **Balance at September 30, 2013** | **$ 123** | **$ 112,516** | **$ (9,870)** | **$ (7,725)** | **$ (2,646)** | **$136,255** | **$ 12,741** | **$ 241,394** |

*The accompanying notes are an integral part of these consolidated financial statements.*

**FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARIES**
**Consolidated Statements of Cash Flows**
**Years Ended September 30, 2013, 2012, and 2011**

| *(Dollars in thousands)* | 2013 | 2012 | 2011 |
|---|---|---|---|
| Cash Flows From Operating Activities | | | |
| Net income | $ 9,346 | $ 6,481 | $ 1,431 |
| Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities: | | | |
| Depreciation and amortization | 862 | 867 | 789 |
| Provision for loan losses | 525 | (1,149) | 3,744 |
| Impairment charges on other real estate owned | 238 | 611 | 1,209 |
| Charitable contribution of stock to The Franklin Federal Foundation | – | – | 4,166 |
| Gains on sales of securities available for sale, net | (1,716) | (63) | (243) |
| Impairment charges on securities | 435 | 4,665 | 2,572 |
| Loss on sales or disposal of office properties and equipment, net | 51 | 43 | 5 |
| Gains on sale of other real estate owned | (1,812) | (1,398) | (68) |
| Net amortization on securities | 2,561 | 2,617 | 1,493 |
| Amortization of deferred amounts related to Federal Home Loan Bank borrowings | 1,281 | 512 | - |
| Gains on sales of loans held for sale | (97) | (257) | (344) |
| Originations of loans held for sale | (2,739) | (11,946) | (16,948) |
| Sales and principal payments on loans held for sale | 4,294 | 11,667 | 19,152 |
| ESOP compensation expense | 1,016 | 878 | 426 |
| Stock-based compensation expense | 3,084 | 1,636 | – |
| Deferred income taxes | (431) | 1,181 | (788) |
| Changes in assets and liabilities: | | | |
| Accrued interest receivable | 367 | 453 | (179) |
| Cash surrender value of bank-owned life insurance | (1,288) | (1,294) | (1,284) |
| Income taxes currently receivable | 1,310 | (571) | (1,460) |
| Prepaid expenses and other assets | 2,545 | (101) | 2,179 |
| Advance payments by borrowers for property taxes and insurance | 444 | (10) | (5) |
| Accrued expenses and other liabilities | 143 | 1,900 | (467) |
| **Net cash and cash equivalents provided by operating activities** | 20,419 | 16,722 | 15,380 |
| Cash Flows From Investing Activities | | | |
| Net redemptions of Federal Home Loan Bank stock | 754 | 932 | 1,529 |
| Proceeds from maturities, calls and paydowns of securities available for sale | 133,162 | 134,346 | 114,808 |
| Proceeds from sales and redemptions of securities available for sale | 19,283 | 23,085 | 12,431 |
| Purchases of securities available for sale | (63,301) | (146,879) | (258,011) |
| Proceeds from maturities and paydowns of securities held to maturity | 5,500 | 4,761 | 9,557 |
| Purchases of securities held to maturity | (55,892) | – | – |
| Net (increase) decrease in loans | (59,559) | 20,652 | (4,858) |
| Purchases of other real estate owned | (850) | – | – |
| Purchases of office properties and equipment | (1,590) | (724) | (929) |
| Proceeds from sales of office properties and equipment | – | – | 12 |
| Capitalized improvements of other real estate owned | – | – | (46) |
| Proceeds from sales of other real estate owned | 10,757 | 779 | 1,521 |
| **Net cash and cash equivalents (used) provided by investing activities** | (11,736) | 36,952 | (123,986) |
| Cash Flows From Financing Activities | | | |
| Net increase (decrease) in savings deposits and regular checking | 16,060 | 2,272 | (1,502) |
| Net (decrease) increase in time deposits | (9,526) | (10,722) | 3,129 |
| Proceeds from the exercise of stock options | 99 | – | – |
| Excess tax benefits from equity awards | 168 | – | – |
| Repurchase of common stock | (19,353) | (15,375) | – |
| Repurchase of common stock for equity incentive plan | (1,754) | (7,411) | – |
| Cash dividends paid to common stockholders | (5,342) | – | – |
| Deferred Federal Home Loan Bank prepayment penalty | – | (18,308) | – |
| Net repayments of long-term Federal Home Loan Bank borrowings | (10,000) | – | – |
| Proceeds from the issuance of common stock, net of issuance costs | – | – | 136,261 |
| Purchase of common stock by ESOP | – | – | (11,442) |
| **Net cash and cash equivalents (used) provided by financing activities** | (29,648) | (49,544) | 126,446 |
| **Net (decrease) increase in cash and cash equivalents** | (20,965) | 4,130 | 17,840 |
| Cash and cash equivalents at beginning of year | 119,879 | 115,749 | 97,909 |
| Cash and cash equivalents at end of year | $ 98,914 | $ 119,879 | $ 115,749 |
| Supplemental disclosures of cash flow information | | | |
| Cash payments for interest | $ 12,870 | $ 15,680 | $ 19,327 |
| Cash payments for income taxes | $ 2,157 | $ 5,633 | $ 3,000 |
| FHLB prepayment fee on modifications of borrowings | $ 18 | $ – | $ – |
| Supplemental schedule of noncash investing and financing activities | | | |
| Unrealized gains (losses) on securities available for sale | $ 1,264 | $ 15,174 | $ (7,381) |
| Pension adjustment | $ 2,387 | $ 1,227 | $ (2,062) |
| Transfer of loans to other real estate owned, net | $ 1,900 | $ 10,575 | $ 2,454 |
| Sales of other real estate owned financed by the Bank | $ 3,585 | $ 2,120 | $ 2,727 |

*The accompanying notes are an integral part of these consolidated financial statements.*

**Note 1. Nature of Business and Summary of Significant Accounting Policies**

***Organization and Description of Business***

Franklin Financial Corporation ("Franklin Financial" or the "Parent"), a Virginia stock corporation, was organized in December 2010 to facilitate the conversion of Franklin Financial Corporation MHC, the former holding company of Franklin Federal Savings Bank (the "Bank") from the mutual to the stock form of ownership. As discussed in further detail in note 2 to the consolidated financial statements, the conversion was completed on April 27, 2011, at which time Franklin Financial became the holding company of the Bank. The Bank is a federally chartered capital stock savings bank engaged in the business of attracting retail deposits from the general public and originating non-owner-occupied one-to four-family loans as well as multi-family loans, nonresidential real estate loans, construction loans, and land and land development loans. The Bank has three wholly owned subsidiaries, Franklin Service Corporation, which provides trustee services on loans originated by the Bank; Reality Holdings LLC, which, through its subsidiaries, holds and manages foreclosed properties purchased from the Bank; and Franklin Federal Mortgage Holdings LLC, which through a 49% owned joint venture with TowneBank Mortgage, originates and sells mortgage loans, primarily on owner-occupied single-family properties. The financial statements presented in this report include the financial information of Franklin Financial (and its predecessor, Franklin Financial Corporation MHC, as applicable) and subsidiaries on a consolidated basis. The Company (as defined below) operates as one segment.

***Principles of Consolidation***

The consolidated financial statements include the accounts of Franklin Financial, the Bank, Franklin Service Corporation, Reality Holdings LLC and its subsidiaries and Franklin Federal Mortgage Holdings LLC and its joint venture (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

***Use of Estimates***

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the allowance for loan losses, the projected benefit obligation for the defined benefit pension plan, the valuation of deferred taxes, valuation of stock-based compensation, and the analysis of securities for other-than-temporary impairment.

***Cash and Cash Equivalents***

For purposes of the consolidated statements of cash flows, cash and cash equivalents includes items with original maturities of 90 days or less, including cash and due from banks, interest-bearing deposits in other banks, and money market investments.

As of September 30, 2013, the Company had $38.3 million in cash and cash equivalents in financial institutions in excess of amounts insured by federal deposit insurance.

***Securities***

Securities classified as held-to-maturity are stated at cost, adjusted for any other-than-temporary impairments as well as amortization of premiums and accretion of discounts using the level-yield method. The Company has the intent to hold these securities to maturity, and it is more likely than not that the Company will not be required to sell them prior to their recovery to amortized cost basis. Accordingly, adjustments are not made for temporary declines in fair value below amortized cost.

Securities classified as available-for-sale are stated at fair value with net unrealized holding gains and losses, net of deferred income taxes, included in the accumulated other comprehensive income ("AOCI") component of stockholders' equity.

Available-for-sale or held-to-maturity securities with a decline in fair value below amortized cost that is deemed other-than-temporary are written down to fair value at the balance sheet date, resulting in the establishment of a new cost basis for the security. In the case of debt securities, the portion of this write-down related to credit deterioration is charged to earnings, while any portion related to factors other than credit is recognized in AOCI and, for held-to-maturity securities, is amortized over the remaining life of the security. Factors considered in determining whether a debt security is other-than-temporarily impaired include the severity and duration of impairment, the reason for declines in fair value (*e.g.* changes in market interest rates or underlying credit deterioration), and whether it is more likely than not that management will be required to sell securities prior to recovery, which may be maturity. Factors considered in determining whether an equity security is other-than-temporarily impaired include the severity and duration of impairment, the disclosure of significant write-downs by the issuer, distressed capital raises or distressed dividend cuts by the issuer, and other information regarding the financial health of the issuer.

Dividend and interest income is recognized when earned. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

***Off-Balance-Sheet Credit-Related Financial Instruments***

In the ordinary course of business, the Company has entered into commitments to extend credit and standby letters of credit. Such financial instruments are recorded when they are funded.

***Rate Lock Commitments***

The Company enters into commitments to originate mortgage loans, whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. The period of time between issuance of a loan commitment and closing and sale of the loan generally ranges from 30 to 90 days. The Company protects itself from changes in interest rates through the use of best efforts forward delivery commitments, whereby the Company commits to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed the interest rate risk on the loan. As a result, the Company is not exposed to significant losses nor will it realize significant gains on its rate lock commitments due to changes in interest rates, and the fair value of rate lock commitments is not material. Since the formation of the joint venture with TowneBank Mortgage, the Company discontinued making fixed-rate, owner-occupied residential mortgage loans and entering into related rate lock commitments.

***Loans***

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs and net of the allowance for loan losses and any deferred fees or costs. Loan origination fees and certain direct loan origination costs are deferred and recognized over the lives of the related loans as an adjustment of the loans' yields using the level-yield method on a loan-by-loan basis.

The Company segments its loan portfolio into segments. Each loan type is considered a portfolio segment, and there are no other classes of loans other than the segments. All loans secured by real estate are considered financing receivables. The Company did not offer any non-real estate loan products at September 30, 2013.

Loans are placed on nonaccrual status when they are three monthly payments or more past due unless management believes, based on individual facts, that the delay in payment is temporary and that the borrower will be able to bring past due amounts current and remain current. All interest accrued but not collected for loans that are placed on nonaccrual status is reversed against interest income. Any interest payments received on these loans while on nonaccrual status are accounted for as income on a cash-basis until the loan qualifies for return to accrual status or is subsequently charged-off. Loans are returned to accrual status when the principal and interest amounts due are brought current and management believes that the borrowers will be able to continue to make payments.

***Allowance for Loan Losses***

The allowance for loan losses is maintained at an amount estimated to be sufficient to absorb probable principal losses, net of principal recoveries (including recovery of collateral), inherent in the existing loan portfolio. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. The allowance for loan losses consists of specific and general components.

The specific component relates to loans identified as impaired. The Company determines and recognizes impairment of certain loans when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans that experience insignificant delays and payment shortfalls generally are not classified as impaired. Once a loan is identified as impaired, management determines a specific allowance by comparing the outstanding loan balance to net realizable value. The net realizable value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. The amount of any allowance recognized is the amount by which the loan balance exceeds the net realizable value. If the net realizable value exceeds the loan balance, no allowance is recorded. For loans using the collateral method to estimate the net realizable value, a charge-off is recorded instead of a specific allowance for the amount by which the loan balance exceeds the net realizable value, which includes estimated selling costs.

The general component covers loans not identified for specific allowances and is based on historical loss experience adjusted for various qualitative factors. The allowance for loan losses is increased by provisions for loan losses and decreased by charge-offs (net of recoveries) and credit provisions. In estimating the allowance, management segregates its portfolio by loan type. Management's periodic determination of the allowance for loan losses is based on consideration of various factors, including the Company's past loan loss experience, current delinquency status and loan performance statistics, industry loan loss statistics, periodic loan evaluations, real estate value trends in the Company's primary lending areas, regulatory requirements, and current economic conditions. The delinquency status of loans is computed based on the contractual terms of the loans. Management believes that the current allowance for loan losses is a reasonable estimate of known and inherent losses in the loan portfolio.

***Loans Held for Sale***

Loans originated and intended for sale are carried at the lower of cost or estimated fair value, which is determined on a loan-by-loan basis. Estimated fair value is determined using commitment agreements with investors and prevailing market prices. Net unrealized losses, if any, are recognized through a valuation allowance by charges to earnings. The Company does not retain servicing rights on loans sold. Since the formation of the joint venture with TowneBank Mortgage, the Company discontinued originating loans intended for sale.

***Other Real Estate Owned***

Real estate acquired through foreclosure or by deed in lieu of foreclosure is initially recorded at net realizable value, which is equal to fair value less estimated costs to sell, establishing a new cost basis. Costs of improvement or completion are capitalized subject to the lower of carrying amount or net realizable value limitation. Revenues and expenses from operations and changes in valuation are included in other operating expenses. Subsequent to foreclosure, valuations are periodically performed by management the assets are carried at the lower of carrying amount or fair value less costs to sell.

***Office Properties and Equipment***

Buildings and equipment are carried at cost less accumulated depreciation using a straight-line method over the estimated useful lives of the assets. Land is carried at cost. Maintenance and repairs are charged to expense as incurred and improvements are capitalized. The cost and accumulated depreciation and amortization of assets retired or otherwise disposed of are removed from the books, and gain or loss on disposition is credited or charged to earnings.

***Income Taxes***

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount deemed more likely than not to be realized in future periods. It is the Company's policy to provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. Any interest and penalties assessed on tax positions are recognized in income tax expense.

***Pension Plan***

The Bank has a noncontributory, defined benefit pension plan. The Company recognizes the overfunded or underfunded status of the plan as an asset or liability in its consolidated balance sheet. The funded status of a benefit plan is measured as the difference between plan assets at fair value and the benefit obligation. For a pension plan, the benefit obligation is the projected benefit obligation. U.S. generally accepted accounting principles also require an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. U.S. generally accepted accounting principles also require additional disclosure in the notes to financial statements about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

***Stock-Based Compensation Plans***

In connection with the mutual-to-stock conversion discussed in note 2 below, the Bank established an employee stock ownership plan ("ESOP") for the benefit of all of its eligible employees. Full-time employees of the Bank who have been credited with at least 1,000 hours of service during a 12-month period and who have attained age 21 are eligible to participate in the ESOP. It is anticipated that the Bank will make contributions to the ESOP in amounts necessary to amortize the ESOP loan payable to Franklin Financial over a period of 20 years.

Unallocated ESOP shares are not included in the calculation of earnings per share, and are shown as a reduction of stockholders' equity. Dividends on unallocated ESOP shares, if paid, will be considered to be compensation expense. The Company will recognize compensation cost equal to the fair value of the ESOP shares during the periods in which they become committed-to-be-released. Share allocations are recorded on a monthly basis with fair value determined by calculating the average closing stock price for each day during the month. To the extent that the fair value of the Company's ESOP shares differs from the cost of such shares, the differential will be recognized in stockholders' equity. The Company will receive a tax deduction equal to the cost of the shares released. As the ESOP is internally leveraged, the loan receivable by Franklin Financial from the ESOP is not reported as an asset nor is the debt of the ESOP shown as a liability in the consolidated financial statements.

The Company issues restricted stock and stock options under the Franklin Financial Corporation 2012 Equity Incentive Plan to key officers and outside directors. In accordance with the requirements of ASC 718, *Compensation – Stock Compensation*, the Company has adopted a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured based on the fair value of the award as of the grant date and recognized over the vesting period. The Company estimates forfeitures when recognizing compensation expense and this estimate is adjusted over the requisite service period or vesting schedule based on the extent to which actual forfeitures differ from such estimate. Changes in estimated forfeitures in future periods are recognized through a cumulative catch-up adjustment, which is recognized in the period of change and also will affect the amount of estimated unamortized compensation expense to be recognized in future periods.

***Earnings Per Common Share***

Earnings per common share represents net income available to common stockholders, which represents net income less dividends paid or payable to preferred stock shareholders, divided by the weighted-average number of common shares outstanding during the period. In calculating the weighted-average number of common shares outstanding, shares held by the ESOP are not considered to be outstanding until they are allocated as discussed above.

For diluted earnings per common share, net income available to common shareholders is divided by the weighted average number of common shares issued and outstanding for each period plus amounts representing the dilutive effect of stock options and restricted stock, as well as any adjustment to income that would result from the assumed issuance. The effects of restricted stock and stock options are excluded from the computation of diluted earnings per common share in periods in which the effect would be antidilutive. Potential common shares that may be issued by the Company relate solely to outstanding stock options and restricted stock and are determined using the treasury stock method.

For the year ended September 30, 2011, weighted-average shares outstanding used in the calculation of basic and diluted earnings per share were calculated as the weighted-average of shares outstanding from April 27, 2011 to September 30, 2011.

***Comprehensive Income***

Comprehensive income represents all changes in equity of an enterprise that result from recognized transactions and other economic events during the period. Other comprehensive income refers to revenues, expenses, gains, and losses that under U.S. generally accepted accounting principles are included in comprehensive income, but excluded from net income, such as unrealized gains and losses on certain investments in debt and equity securities, other-than-temporary impairment charges on debt securities related to factors other than credit, and changes in plan assets and benefit obligations related to defined benefit pension plans.

***Reclassifications***

Certain reclassifications have been made to the financial statements of the prior year to conform to the current year presentation. Net income and stockholders' equity previously reported were not affected by these reclassifications.

***Concentrations of Credit Risk***

Most of the Company's activities are with customers in Virginia with primary geographic focus in the Richmond metropolitan area, which includes the city of Richmond and surrounding counties. Securities and loans also represent concentrations of credit risk and are discussed in note 4 "Securities" and note 5 "Loans" in the notes to the consolidated financial statements. Although the Company believes its underwriting standards are conservative, the nature of the Company's portfolio of construction loans, land and land development loans, and income-producing nonresidential real estate loans and multifamily loans results in a smaller number of higher-balance loans. As a result, the default of loans in these portfolio segments may result in more significant losses to the Company.

***Recent Accounting Pronouncements***

In June 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income*. This ASU amends the Codification to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments to the Codification in ASU 2011-05 do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of ASU 2011-05 did not have a material impact on the Company's consolidated financial statements.

In February 2013, the FASB issued Accounting Standards Update (ASU) No. 2013-02, *Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income*, to improve the transparency of reporting these reclassifications. This ASU requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For public entities, the ASU is effective for reporting periods beginning after December 15, 2012. The Company does not expect the adoption of this standard will have a material impact on its consolidated financial statements.

In July 2013, the FASB issued ASU No. 2013-11, *Income Taxes: Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists*. The amendments of this ASU provide entities with guidance on the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. This ASU is effective for interim and fiscal periods beginning after December 15, 2013. The Company does not expect the adoption of this standard will have a material impact on its consolidated financial statements.

## Note 2. Stock Conversion

Franklin Financial completed its initial public stock offering in connection with the conversion of its predecessor, Franklin Financial Corporation MHC, from the mutual to the stock form of organization on April 27, 2011. Franklin Financial sold a total of 13,886,250 shares of its common stock at an offering price of $10.00 per share. This included 1,144,227 shares purchased by the Franklin Federal Savings Bank Employee Stock Ownership Plan ("ESOP") funded by a loan from Franklin Financial. In addition, Franklin Financial contributed $1.4 million in cash and 416,588 shares of common stock to The Franklin Federal Foundation, resulting in total shares outstanding at completion of the conversion of 14,302,838. Trading of Franklin Financial's common stock commenced on the NASDAQ Global Market stock exchange on April 28, 2011 under the symbol "FRNK". Franklin Financial's common stock began trading on the NASDAQ Global Select Market stock exchange on January 3, 2012.

During February 2011, Franklin Financial began receiving cash for subscriptions to purchase shares of its common stock. Franklin Financial returned $131.0 million to subscribers whose orders were not filled on April 28, 2011. Conversion costs of $2.6 million were deducted upon closing from the $138.9 million of aggregate proceeds. The net proceeds of $136.3 million received in the offering and $4.2 million issued to The Franklin Federal Foundation are reflected in the Company's stockholders' equity in the consolidated statement of changes in stockholders' equity.

On April 27, 2011, liquidation accounts were established by Franklin Financial and the Bank for the benefit of eligible account holders and supplemental eligible account holders (collectively, "eligible depositors") of the Bank as defined in the Amended and Restated Plan of Conversion. Each eligible depositor has a pro rata interest in the liquidation accounts for each of his or her deposit accounts based upon the proportion that the balance of each such account bore to the balance of all deposit accounts of the Bank as of April 27, 2011. The liquidation accounts are maintained for the benefit of eligible depositors who continue to maintain their deposit accounts in the Bank after the conversion. The liquidation accounts are reduced annually to the extent that eligible depositors have reduced their qualifying deposits. In the event of a complete liquidation of the Bank or Franklin Financial or both (and only in such event), eligible depositors who continue to maintain accounts will be entitled to receive a distribution from the liquidation accounts before any liquidation may be made with respect to common stock. Neither Franklin Financial nor the Bank may declare or pay a cash dividend if the effect thereof would cause its equity to be reduced below either the amount required for the liquidation accounts or the regulatory capital requirements imposed by the OCC.

## Note 3. Federal Home Loan Bank Stock

The Bank is required to maintain an investment in Federal Home Loan Bank of Atlanta (FHLB) stock based on membership and the level of FHLB borrowings. FHLB stock is stated at cost, as these securities are restricted and no market exists for this stock. There were no accrued dividends receivable on FHLB stock at September 30, 2013 or 2012. Management reviews this asset for impairment based on the ultimate recoverability of the cost basis in the FHLB stock.

## Note 4. Securities

The amortized cost, gross unrealized gains and losses, and estimated fair value of securities at September 30, 2013 and 2012 are summarized as follows:

| | September 30, 2013 | | | |
|---|---|---|---|---|
| *(Dollars in thousands)* | Amortized cost | Gross unrealized gains | Gross unrealized losses | Estimated fair value |
| Available for sale: | | | | |
| States and political subdivisions | $ 5,370 | $ 191 | $ - | $ 5,561 |
| Agency mortgage-backed securities | 112,502 | 695 | 768 | 112,429 |
| Agency collateralized mortgage obligations | 79,031 | 1,044 | 6 | 80,069 |
| Corporate equity securities | 10,941 | 10,108 | 7 | 21,042 |
| Corporate debt securities | 80,487 | 5,429 | 19 | 85,897 |
| Total | $ 288,331 | $ 17,467 | $ 800 | $ 304,998 |

| | September 30, 2012 | | | |
|---|---|---|---|---|
| *(Dollars in thousands)* | Amortized cost | Gross unrealized gains | Gross unrealized losses | Estimated fair value |
| Available for sale: | | | | |
| States and political subdivisions | $ 11,938 | $ 1,187 | $ - | $ 13,125 |
| Agency mortgage-backed securities | 80,508 | 1,323 | 51 | 81,780 |
| Agency collateralized mortgage obligations | 164,650 | 2,161 | 210 | 166,601 |
| Corporate equity securities | 11,885 | 2,951 | 40 | 14,796 |
| Corporate debt securities | 109,796 | 8,209 | 128 | 117,877 |
| Total | $ 378,777 | $ 15,831 | $ 429 | $ 394,179 |

| | September 30, 2013 | | | | | |
|---|---|---|---|---|---|---|
| *(Dollars in thousands)* | Adjusted amortized cost | OTTI recognized in AOCI | Amortized cost | Gross unrealized gains | Gross unrealized losses | Estimated fair value |
| Held to maturity: | | | | | | |
| Agency mortgage-backed securities | $ 31,692 | $ - | $ 31,692 | $ 389 | $ - | $ 32,081 |
| Agency collateralized mortgage obligations | 30,724 | - | 30,724 | 459 | 148 | 31,035 |
| Non-agency collateralized mortgage obligations | 7,833 | 1,791 | 9,624 | 1,610 | 1,603 | 9,631 |
| Total | $ 70,249 | $ 1,791 | $ 72,040 | $ 2,458 | $ 1,751 | $ 72,747 |

| | September 30, 2012 | | | | | |
|---|---|---|---|---|---|---|
| *(Dollars in thousands)* | Adjusted amortized cost | OTTI recognized in AOCI | Amortized cost | Gross unrealized gains | Gross unrealized losses | Estimated fair value |
| Held to maturity: | | | | | | |
| Agency mortgage-backed securities | $ 4,714 | $ - | $ 4,714 | $ 221 | $ - | $ 4,935 |
| Agency collateralized mortgage obligations | 5,079 | - | 5,079 | 567 | - | 5,646 |
| Non-agency collateralized mortgage obligations | 10,579 | 1,253 | 11,832 | 875 | 2,533 | 10,174 |
| Total | $ 20,372 | $ 1,253 | $ 21,625 | $ 1,663 | $ 2,533 | $ 20,755 |

## FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARIES
### Notes to Consolidated Financial Statements

The amortized cost and estimated fair value of securities at September 30, 2013 and 2012, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

| | September 30, 2013 | | | | September 30, 2012 | | | |
|---|---|---|---|---|---|---|---|---|
| | Available for sale | | Held to maturity | | Available for sale | | Held to maturity | |
| | Amortized cost | Estimated fair value | Amortized cost | Estimated fair value | Amortized cost | Estimated fair value | Amortized cost | Estimated fair value |
| Non-mortgage debt securities: | | | | | | | | |
| Due in one year or less | $ 21,351 | $ 21,522 | $ – | $ – | $ 15,728 | $ 15,956 | $ – | $ – |
| Due after one year through five years | 32,263 | 34,055 | – | – | 53,292 | 56,153 | – | – |
| Due after five years through ten years | 22,712 | 25,808 | – | – | 19,563 | 22,423 | – | – |
| Due after ten years | 9,531 | 10,073 | – | – | 33,151 | 36,470 | – | – |
| Total non-mortgage debt securities | 85,857 | 91,458 | – | – | 121,734 | 131,002 | – | – |
| Mortgage-backed securities | 112,502 | 112,429 | 31,692 | 32,081 | 80,508 | 81,780 | 4,714 | 4,935 |
| Collateralized mortgage obligations | 79,031 | 80,069 | 40,348 | 40,666 | 164,650 | 166,601 | 16,911 | 15,820 |
| Corporate equity securities | 10,941 | 21,042 | – | – | 11,885 | 14,796 | – | – |
| Total securities | $ 288,331 | $ 304,998 | $ 72,040 | $ 72,747 | $ 378,777 | $ 394,179 | $ 21,625 | $ 20,755 |

The following tables indicate the length of time that individual securities have been in a continuous unrealized loss position as of September 30, 2013 and September 30, 2012:

| | September 30, 2013 | | | | | |
|---|---|---|---|---|---|---|
| | Less Than 12 Months | | 12 Months or Longer | | Total | |
| *(Dollars in thousands)* | Estimated fair value | Gross unrealized losses | Estimated fair value | Gross unrealized losses | Estimated fair value | Gross unrealized losses |
| Available for sale: | | | | | | |
| Agency mortgage-backed securities | $ 48,006 | $ 768 | $ - | $ - | $ 48,006 | $ 768 |
| Agency collateralized mortgage obligations | 10,237 | 6 | - | - | 10,237 | 6 |
| Corporate equity securities | 22 | 7 | - | - | 22 | 7 |
| Corporate debt securities | 2,995 | 5 | 2,986 | 14 | 5,981 | 19 |
| Total available for sale | 61,260 | 786 | 2,986 | 14 | 64,246 | 800 |
| Held to maturity: | | | | | | |
| Agency collateralized mortgage obligations | 17,057 | 148 | - | - | 17,057 | 148 |
| Non-agency collateralized mortgage obligations | 46 | 101 | 4,698 | 1,502 | 4,744 | 1,603 |
| Total held to maturity | 17,103 | 249 | 4,698 | 1,502 | 21,801 | 1,751 |
| Total temporarily impaired securities | $ 78,363 | $ 1,035 | $ 7,684 | $ 1,516 | $ 86,047 | $ 2,551 |

| | September 30, 2012 | | | | | |
|---|---|---|---|---|---|---|
| | Less Than 12 Months | | 12 Months or Longer | | Total | |
| *(Dollars in thousands)* | Estimated fair value | Gross unrealized losses | Estimated fair value | Gross unrealized losses | Estimated fair value | Gross unrealized losses |
| Available for sale: | | | | | | |
| Agency mortgage-backed securities | $ 25,531 | $ 50 | $ 2,435 | $ 1 | $ 27,966 | $ 51 |
| Agency collateralized mortgage obligations | 3,380 | 4 | 18,043 | 206 | 21,423 | 210 |
| Corporate equity securities | 232 | 35 | 10 | 5 | 242 | 40 |
| Corporate debt securities | 2,984 | 16 | 4,888 | 112 | 7,872 | 128 |
| Total available for sale | 32,127 | 105 | 25,376 | 324 | 57,503 | 429 |
| Held to maturity: | | | | | | |
| Non-agency collateralized mortgage obligations | 258 | 43 | 7,953 | 2,490 | 8,211 | 2,533 |
| Total held to maturity | 258 | 43 | 7,953 | 2,490 | 8,211 | 2,533 |
| Total temporarily impaired securities | $ 32,385 | $ 148 | $ 33,329 | $ 2,814 | $ 65,714 | $ 2,962 |

The Company's securities portfolio consists of investments in various debt and equity securities as permitted by OCC and Federal Reserve regulations. The Company's debt securities include mortgage-backed securities, collateralized mortgage obligations, state and local government obligations and corporate debt obligations. The Company's equity securities consist of common stock of various companies, almost exclusively community banks. The holdings exceeding $1.0 million were Union First Market Bankshares Corporation, StellarOne Corporation, Valley Financial Corporation and Eastern Virginia Bankshares, Inc. The holdings with ownership positions of 2.00% to 4.99% of shares outstanding were Colonial Virginia Bank and Valley Financial Corporation.

During the year ended September 30, 2013, the Company recognized gross gains from sales of securities available for sale of $1.7 million and no losses. During the years ended September 30, 2012 and 2011, the Company recognized gross gains from sales of securities available for sale of $1.7 million and $705,000, respectively, and gross losses of $1.6 million and $462,000, respectively. The cost basis of securities sold is determined through specific identification of securities sold.

The Company monitors its portfolio of debt and equity securities to determine if any security has experienced an other-than-temporary decline in fair value on a quarterly basis. At September 30, 2013, approximately 95% of the Company's securities portfolio was issued by a government-sponsored entity or had a credit rating qualifying as "investment grade" from one of the three major credit rating agencies. The determination of whether a security is other-than-temporarily impaired is highly subjective and requires a significant amount of judgment. In evaluating for other-than-temporary impairment, management considers the duration and severity of declines in fair value, the financial condition of the issuers of each security, as well as whether it is more likely than not that the Company will be required to sell these securities prior to recovery, which may be maturity, based on market conditions and cash flow requirements. In performing its analysis for debt securities, the Company's consideration of the financial condition of the issuer of each security was focused on the issuer's ability to continue to perform on its debt obligations, including any concerns about the issuer's ability to continue as a going concern. In performing its analysis for equity securities, the Company's analysis of the financial condition of the issuers of each security included the issuer's economic outlook, distressed capital raises, large write-downs causing dilution of capital, distressed dividend cuts, discontinuation of significant segments, replacement of key executives, and the existence of a pattern of significant operating losses. In addition to the financial condition of each issuer, the Company considered the severity and duration of impairments and the likelihood that the fair value of securities would recover over a reasonable time horizon.

A significant component of impaired securities at September 30, 2013 was the portfolio of non-agency collateralized mortgage obligations ("CMOs"). The portfolio of non-agency CMOs presents the greatest credit risk to the Company's securities portfolio due to differing levels of credit quality and the lack of implicit or explicit government guaranty. Prior to fiscal 2013, the Company had recorded a total of $20.4 million in impairment charges on these securities, significantly reducing the exposure to future losses. During the year ended September 30, 2013, the Company recorded an additional $1.2 million in impairment on these securities, $391,000 of which was recognized in earnings and $835,000 of which was recognized in AOCI.

In evaluating these securities for impairment, the most significant factors considered by management include:

- Delinquency levels,
- Expected future default rates,
- Collateral value by vintage,
- Tranche seniority, and
- Current subordination levels or other credit enhancements.

Details regarding the amortized cost of these securities at September 30, 2013 and 2012 are as follows (dollars in thousands):

| Tranche Level | 2013 | 2012 |
|---|---|---|
| Senior Tranche | $ 6,270 | $ 7,666 |
| Subordinate Tranche | 3,156 | 3,877 |
| Mezzanine Tranche | 198 | 289 |
| Total | $ 9,624 | $ 11,832 |

| Percent of pool subordinate to FFSB investment | 2013 | 2012 |
|---|---|---|
| 0% to 10% | $ 8,003 | $ 9,902 |
| Over 10% to 20% | 1,322 | 1,573 |
| Over 20% to 30% | 277 | 315 |
| Over 30% to 40% | - | - |
| Over 40% to 50% | - | - |
| Over 50% | 22 | 42 |
| Total | $ 9,624 | $ 11,832 |

| 90+ Day Delinquency Rate | 2013 | 2012 |
|---|---|---|
| 0% to 5% | $ 2,120 | $ 2,636 |
| Over 5% to 10% | 1,922 | 2,413 |
| Over 10% to 15% | 1,502 | 1,849 |
| Over 15% to 20% | 609 | 720 |
| Over 20% to 25% | 37 | 46 |
| Over 25% to 30% | 182 | 265 |
| Over 30% | 3,252 | 3,903 |
| Total | $ 9,624 | $ 11,832 |

| Vintage | 2013 | 2012 |
|---|---|---|
| Pre-2001 | $ 27 | $ 50 |
| 2001 | 89 | 106 |
| 2002 | 369 | 416 |
| 2003 | 1,394 | 1,711 |
| 2004 | 1,888 | 2,197 |
| 2005 | 1,840 | 2,328 |
| 2006 | 2,601 | 3,154 |
| 2007 | 1,229 | 1,647 |
| 2008 | 187 | 223 |
| Total | $ 9,624 | $ 11,832 |

During the fiscal years ended September 30, 2013, 2012, and 2011, the Company recognized total impairment charges in earnings of $435,000, $4.7 million, and $2.6 million, respectively, on debt and equity securities. Impairment charges reflected in earnings in 2013 related entirely to debt securities. Impairment charges reflected in earnings in 2012 consisted of charges of $1.3 million on debt securities and $3.4 million on equity securities. Impairment charges reflected in earnings in 2011 consisted of charges of $1.5 million on non-agency CMOs and $1.1 million on equity securities.

Other-than-temporary impairment losses on debt securities recognized in 2013 related to the Company's investment in an auction-rate municipal bond backed by student loans that was downgraded during the current year and was experiencing deteriorating collateral quality as well as the Company's portfolio of non-agency CMOs discussed above. Impairment losses recognized in 2013 for non-agency CMOs were the result of continued stress in the economy and housing markets resulting in high delinquency and foreclosure rates of the loans collateralizing these securities as well as declining levels of debt tranches subordinate to those owned by the Company. At September 30, 2013, the average delinquency rate for the collateral supporting the Company's portfolio of non-agency CMOs was 13.3% compared to 14.3% at September 30, 2012. Management noted that average delinquency rates peaked in March of 2010 at a rate of 16.7%, up from 6.7% in July of 2008, when management first began tracking this metric. Additionally, 83.2% of non-agency CMOs had subordination percentages less than or equal to 10% at September 30, 2013, compared with 83.7% at September 30, 2012.

For equity securities identified as other-than-temporarily impaired, quoted market prices were used to determine fair value. Non-agency CMOs are classified as Level 3 assets in the fair value hierarchy as discussed further in note 19 to the consolidated financial statements and, as a result, fair value is determined by management by discounting estimated future cash flows. The level of cash flows estimated to be received is based on contractual cash flows adjusted for estimated prepayments as well as the Company's estimate of the amount and timing of any potential future credit losses. Estimated prepayments are affected by current interest rates as well as overall economic conditions. Significant factors affecting the Company's estimate of future credit losses include the level of subordination supporting the Company's investment, estimates regarding ultimate delinquency rates, which tie into projected future charge-offs in a pool of mortgage assets, and loss severities (i.e. losses incurred given the event of default). The higher the level of subordination is the greater the amount that the Company is insulated from losses in a pool of mortgages. The higher the level of ultimate delinquencies and loss severities, the higher these losses will be and the more likely that the Company will ultimately experience a loss. The Company obtains information about current levels of subordination, delinquency rates, and loss severity from Bloomberg. Management estimates peak delinquency levels by reviewing the rate of change (the "transition rate") in historical delinquency rates for each security over a period of time and projecting this rate into the future.

The table below provides a cumulative rollforward of credit losses recognized in earnings for debt securities for which a portion of OTTI is recognized in AOCI:

| *(Dollars in thousands)* | 2013 | 2012 | 2011 |
|---|---|---|---|
| **Balance of credit losses at beginning of year** | $ 164 | $ 79 | $ 526 |
| Additions for credit losses on securities not previously recognized | 5 | 131 | 86 |
| Additional credit losses on securities previously recognized as impaired | 107 | 47 | 2 |
| Reductions for securities for which OTTI previously in OCI was recognized in earnings | (20) | – | – |
| Reductions for securities paid-off | – | – | (49) |
| Reductions for increases in expected cash flows | (210) | (93) | (486) |
| **Balance of credit losses at end of year** | $ 46 | $ 164 | $ 79 |

To determine the amount of other-than-temporary impairment losses that are related to credit versus the portion related to other factors, management compares the current period estimate of future cash flows to the prior period estimated future cash flows, both discounted at each security's yield at purchase. Any other-than-temporary impairment recognized in excess of the difference of these two values is deemed to be related to factors other than credit.

Unrealized losses in the remainder of the Company's portfolio of collateralized mortgage obligations, mortgage-backed securities, and corporate debt securities were related to forty securities and were caused by changes in market interest rates, spread volatility, or other factors that management deems to be temporary, and because management believes that it is not more likely than not that the Company will be required to sell these securities prior to maturity or a full recovery of the amortized cost, the Company does not consider these securities to be other-than-temporarily impaired.

Unrealized losses in the Company's portfolio of equity securities were related to two securities and were considered temporary. Because management believes that it is not more likely than not that the Company will be required to sell these equity positions for a reasonable period of time sufficient for a recovery of fair value, the Company does not consider these equity securities to be other-than-temporarily impaired.

Accumulated other comprehensive income related to investments was $13.1 million and $9.9 million at September 30, 2013 and 2012, respectively, consisting of net unrealized gains on investments of $14.2 million and $10.7 million, respectively, and other-than-temporary impairment losses related to other factors of $1.1 million and $777,000, respectively, at September 30, 2013 and 2012.

## Note 5. Loans

Loans held for investment at September 30, 2013 and September 30, 2012 are summarized as follows:

| *(Dollars in thousands)* | 2013 | 2012 |
|---|---|---|
| Loans | | |
| One-to four-family | $ 93,301 | $ 104,560 |
| Multi-family | 105,295 | 81,503 |
| Nonresidential | 243,562 | 208,225 |
| Construction | 35,823 | 25,489 |
| Land and land development | 46,081 | 43,761 |
| Other | 405 | 498 |
| Total loans | 524,467 | 464,036 |
| | | |
| Deferred loan fees | 3,544 | 3,287 |
| Loans, net of deferred loan fees | 520,923 | 460,749 |
| | | |
| Allowance for loan losses | 9,740 | 10,284 |
| Net loans | $ 511,183 | $ 450,465 |

Loans to officers and directors were $107,000 and $109,000 at September 30, 2013 and 2012, respectively.

Since the formation of the joint venture with TowneBank Mortgage in fiscal 2013, the Company discontinued originating loans held for sale. There were no loans held for sale at September 30, 2013 compared to

$1.5 million at September 30, 2012. Gains on sales of loans were $97,000, $257,000, and $344,000 for the years ended September 30, 2013, 2012, and 2011, respectively, inclusive of adjustments to mark loans held-for-sale to the lower of cost or market.

## Note 6. Allowance for Loan Losses

The allowance for loan losses is maintained at a level considered adequate to provide for our estimate of probable credit losses inherent in the loan portfolio. The allowance is increased by provisions charged to operating expense and reduced by net charge-offs and credit provisions. While the Company uses the best information available to make its evaluation, future adjustments may be necessary if there are significant changes in conditions.

The allowance is comprised of two components: (1) a general allowance related to loans both collectively and individually evaluated and (2) a specific allowance related to loans individually evaluated and identified as impaired. A summary of the methodology the Company employs on a quarterly basis related to each of these components to estimate the allowance for loan losses is as follows.

*Credit Rating Process*

The Company's loan grading system analyzes various risk characteristics of each loan type when considering loan quality, including loan-to-value ratios, current real estate market conditions, location and appearance of properties, income and net worth of any guarantors, and rental stability and cash flows of income-producing nonresidential real estate loans and multi-family loans. The Company grades loans in lending relationships greater than $2.0 million and any individual loan greater than $1.0 million. All remaining loans are included in the Not Rated category. The credit rating process results in one of the following classifications for each loan in order of increasingly adverse classification:

- Excellent, Good, and Satisfactory: Loans that are considered to be of sufficient quality to preclude an adverse rating are rated "Excellent," "Good," or "Satisfactory" based on their protection by the current net worth and paying capacity of the borrower (including guarantors) and by the value of the underlying collateral. The rating assigned depends on the degree of strength of the loan and any guarantors.
- Watch List: Loans that are rated "Satisfactory" as part of the Company's grading system but merit closer monitoring due to various factors.
- Special Mention: Loans that have potential weakness that deserve management's close attention. If uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution's credit position at some future date.
- Substandard: Loans that are inadequately protected by the current net worth or paying capacity of the borrower (including guarantors) or of the pledged collateral, if any. Assets rated "Substandard" have a well-defined weakness or weaknesses. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.
- Impaired: Loans for which it is probable, based on current information and events, that the Company will be unable to collect all amounts due in accordance with the contractual terms of the underlying loan agreement.

The Company continually monitors the credit quality of loans in the portfolio through communications with borrowers as well as review of delinquency and other reports that provide information about credit quality. Credit ratings are updated at least annually with more frequent updates performed for problem loans or when management becomes aware of circumstances related to a particular loan that could materially impact the loan's credit rating. Management maintains a classified loan list consisting of watch list loans along with loans rated special mention or lower that is reviewed on a monthly basis by the Company's Internal Asset Review Committee.

*Portfolio Segments*

The Company considers each loan type to be a portfolio segment. While all of the Company's loans are secured by real estate, each portfolio segment has unique risk characteristics.

One-to four-family: Loans secured by one-to four-family residences in the Company's portfolio consist of loans on owner-occupied properties as well as investment properties. Loans on owner-occupied properties typically have the lowest credit risk due to the owner's incentive to avoid foreclosure. Loans on investment properties carry higher credit risk due to their reliance on stable rental income and due to lower incentive for the borrower to avoid foreclosure. Payments on loans secured by rental properties often depend on the successful operation and management of the properties and the payment of rent by tenants. As a result, repayment of such loans may be subject to adverse conditions in the real estate market or the economy.

Multi-family: Loans secured by multi-family real estate generally have larger balances and involve a greater degree of credit risk than one-to four-family residential mortgage loans. Payments on loans secured by multi-family properties often depend on successful operation and management of the properties. Of primary concern in multi-family real estate lending is the borrower's creditworthiness and the feasibility and cash flow potential of the project, including adequate and sustainable occupancy and rental rates. As a result, repayment of such loans may be subject to adverse conditions in the real estate market or the economy.

Nonresidential: Like multi-family loans, loans secured by nonresidential real estate generally have larger balances and involve a greater degree of credit risk than one-to four-family residential mortgage loans. Payments on loans secured by nonresidential real estate, typically shopping centers, office buildings, and hotels, often depend on successful operation and management of the properties. Of primary concern in nonresidential real estate lending is the borrower's creditworthiness and the feasibility and cash flow potential of the project, including the ability to attract and retain tenants at adequate rental rates. As a result, repayment of such loans may be subject to adverse conditions in the real estate market or the economy.

Construction: Construction financing is generally considered to involve a higher degree of credit risk than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, the Company may be required to advance funds beyond the amount originally committed to permit completion of the building. If the estimate of value proves to be inaccurate due to changes in market conditions or other factors, the Company may be confronted, at or before the maturity of the loan, with a building having a value that is insufficient to assure full repayment if liquidation is required. If the Company is forced to foreclose on a building before or at completion due to a default, it may be unable to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. In addition, speculative construction loans, which are loans made to home builders who, at the time of loan origination, have not yet secured an end buyer for the home under construction, typically carry higher risks than those associated with construction loans on pre-sold properties. These increased risks arise because of the risk that there will be inadequate demand to ensure the sale of the property within an acceptable time. As a result, in addition to the risks associated with construction loans on pre-sold properties, speculative construction loans carry the added risk that the builder will have to pay the property taxes and other carrying costs of the property until an end buyer is found.

Land and land development: Land and land development loans have substantially similar risks to speculative construction loans. The underlying properties often consist of large tracts of undeveloped land and do not produce income. These loans carry the risk that there will be inadequate demand to ensure the sale of the property within an acceptable time. As a result, land and land development loans carry the risk that the builder will have to pay the property taxes and other carrying costs of the property until an end buyer is found.

*General Allowance*

To determine the general allowance, the Company segregates loans by portfolio segment. The Company determines a base reserve rate for each portfolio segment by calculating the average charge-off rate for each segment over a historical time period determined by management, typically one to three years. The base reserve rate is then adjusted based on qualitative factors that management believes could result in future loan losses differing from historical experience. Such qualitative factors can include delinquency rates, loan-to-value ratios, market interest rate changes, legal and competitive factors, and local economic and real estate conditions. The base reserve rate plus these qualitative adjustments results in a total reserve rate for each portfolio segment. During the three months ended March 31, 2013, the Company modified its methodology for calculating the general allowance. Previously, a multiple of the total reserve rate calculated for each loan type was applied to the loan balance in each segment based on credit rating. At March 31, 2013 this methodology was discontinued. The impact of this change at March 31,

2013 was an increase to the allowance of $894,000, which was mostly offset by a decrease in reserve rates due to improvements in several qualitative factors.

*Specific Allowance for Impaired Loans*

Impaired loans include loans identified as impaired through our credit rating system as well as loans modified in a troubled debt restructuring. Once a loan is identified as impaired, management determines a specific allowance by comparing the outstanding loan balance to net realizable value. The net realizable value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. The amount of any allowance recognized is the amount by which the loan balance exceeds the net realizable value. If the net realizable value exceeds the loan balance, no allowance is recorded. During the three months ended June 30, 2013, the methodology for recording a specific allowance was changed. For loans using the collateral method to estimate the net realizable value, a charge-off is recorded instead of a specific allowance for the amount by which the loan balance exceeds the net realizable value. The impact of this change at June 30, 2013 was a decrease to the allowance of approximately $951,000 and a corresponding decrease to the loan balances, with no net effect on the net loan balance or the consolidated income statement. Of the $51.6 million of loans classified as impaired at September 30, 2013, $46.1 million were considered "collateral dependent" and evaluated using the fair value of collateral method and $5.5 million were evaluated using discounted estimated cash flows.

Activity in the allowance for loan losses by portfolio segment is summarized as follows:

| *(Dollars in thousands)* | One-to four-family | Multi-family | Non-residential | Construction | Land and land development | Other | Total |
|---|---|---|---|---|---|---|---|
| Balance, September 30, 2010 | $ 1,260 | $1,177 | $ 2,888 | $ 2,700 | $ 5,372 | $ 22 | $ 13,419 |
| Provision | 580 | 180 | 548 | (79) | 2,528 | (13) | 3,744 |
| Recoveries | 3 | – | 6 | 36 | – | – | 45 |
| Charge-offs | (519) | – | (296) | (933) | (836) | – | (2,584) |
| Balance, September 30, 2011 | 1,324 | 1,357 | 3,146 | 1,724 | 7,064 | 9 | 14,624 |
| Provision | 142 | (297) | 282 | (710) | (562) | (4) | (1,149) |
| Recoveries | 6 | – | – | 9 | 717 | – | 732 |
| Charge-offs | (68) | – | – | (9) | (3,846) | – | (3,923) |
| Balance, September 30, 2012 | 1,404 | 1,060 | 3,428 | 1,014 | 3,373 | 5 | 10,284 |
| Provision | 289 | 796 | 1,756 | (297) | (2,031) | 12 | 525 |
| Recoveries | 78 | – | 33 | 125 | 67 | 3 | 306 |
| Charge-offs | (991) | – | (14) | (223) | (133) | (14) | (1,375) |
| Balance, September 30, 2013 | $ 780 | $1,856 | $ 5,203 | $ 619 | $ 1,276 | $ 6 | $ 9,740 |

Details of the allowance for loan losses by portfolio segment and impairment methodology at September 30, 2013 and 2012 are as follows:

| | September 30, 2013 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | General Allowance | | Specific Allowance | | | | | |
| *(Dollars in thousands)* | Balance | Allowance | Balance | Allowance | Total Balance | Total Allowance | Coverage | Allowance as % of total allowance |
| One-to four-family | $ 85,913 | $ 780 | $ 7,388 | $ - | $ 93,301 | $ 780 | 0.84% | 8.0% |
| Multi-family | 92,725 | 1,856 | 12,570 | - | 105,295 | 1,856 | 1.76 | 19.0 |
| Nonresidential | 236,520 | 5,203 | 7,042 | - | 243,562 | 5,203 | 2.14 | 53.4 |
| Construction | 35,780 | 619 | 43 | - | 35,823 | 619 | 1.73 | 6.4 |
| Land and land development | 21,485 | 1,276 | 24,596 | - | 46,081 | 1,276 | 2.77 | 13.1 |
| Other | 405 | 6 | - | - | 405 | 6 | 1.47 | 0.1 |
| Total allowance | $ 472,828 | $ 9,740 | $ 51,639 | $ - | $ 524,467 | $ 9,740 | 1.86 | 100.0% |

| | September 30, 2012 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | General Allowance | | Specific Allowance | | | | | |
| *(Dollars in thousands)* | Balance | Allowance | Balance | Allowance | Total Balance | Total Allowance | Coverage | Allowance as % of total allowance |
| One-to four-family | $ 99,420 | $ 946 | $ 5,140 | $ 458 | $ 104,560 | $ 1,404 | 1.34% | 13.7% |
| Multi-family | 68,839 | 1,060 | 12,664 | - | 81,503 | 1,060 | 1.30 | 10.3 |
| Nonresidential | 202,734 | 3,428 | 5,491 | - | 208,225 | 3,428 | 1.65 | 33.3 |
| Construction | 25,445 | 1,014 | 44 | - | 25,489 | 1,014 | 3.98 | 9.9 |
| Land and land development | 34,644 | 3,373 | 9,117 | - | 43,761 | 3,373 | 7.71 | 32.8 |
| Other | 498 | 5 | - | - | 498 | 5 | 1.00 | - |
| Total allowance | $ 431,580 | $ 9,826 | $ 32,456 | $ 458 | $ 464,036 | $ 10,284 | 2.22 | 100.0% |

Details regarding special mention, substandard, and impaired loans at September 30, 2013 and 2012 are as follows:

| *(Dollars in thousands)* | 2013 | 2012 |
|---|---|---|
| *Special mention* | | |
| One-to four-family | $ 5,169 | $ 2,880 |
| Nonresidential | 6,070 | 3,114 |
| Construction | 411 | 664 |
| Land and land development | 5,195 | 10,925 |
| *Total special mention loans* | 16,845 | 17,583 |
| *Substandard* | | |
| One-to four-family | 2,452 | 2,631 |
| Nonresidential | - | 2,053 |
| Construction | 353 | 743 |
| Land and land development | 39 | 4,653 |
| *Total substandard loans* | 2,844 | 10,080 |
| *Impaired* | | |
| One-to four-family | 7,388 | 5,140 |
| Multi-family | 12,570 | 12,664 |
| Nonresidential | 7,042 | 5,491 |
| Construction | 43 | 44 |
| Land and land development | 24,596 | 9,117 |
| *Total impaired loans* | 51,639 | 32,456 |
| Total special mention, substandard, and impaired loans | $ 71,328 | $ 60,119 |

The decrease in special mention loans at September 30, 2013 compared to September 30, 2012 was primarily due to the reclassification of certain loans classified as special mention at September 30, 2012 to impaired at September 30, 2013. This decrease was mostly offset by the classification of one loan on multiple one- to four-family properties with a balance of $4.7 million and one loan on a retail shopping center with a balance of $2.5 million as special mention at September 30, 2013. Both loans were current and performing in accordance with their terms at September 30, 2013. A portion of the increase in impaired loans and virtually all of the decrease in substandard loans were due to the reclassification of certain loans classified as substandard at September 30, 2012 to impaired at September 30, 2013. The increase in impaired land and land development loans at September 30, 2013 was also due to the addition of two loans totaling $7.0 million secured by land in the western part of Virginia. These loans matured at December 31, 2012 and as of September 30, 2013 had not been renewed or restructured, though the borrower has continued to make payments according to the original loan terms. Subsequent to September 30, 2013, the borrower stopped making payments on these loans, and the Company began the foreclosure process to satisfy the loans.

Included in impaired loans are troubled debt restructurings of $11.3 million and $6.5 million at September 30, 2013 and September 30, 2012, respectively that had related allowance balances of zero and $93,000, respectively. Included in troubled debt restructurings were $5.5 million of troubled debt restructurings that were current and on accrual status at September 30, 2013 and September 30, 2012.

*Troubled Debt Restructurings*

During the year ended September 30, 2013, the Company modified one loan in a troubled debt restructuring. The restructured loan is a land and land development loan with an outstanding balance of $4.9 million at September 30, 2013. This loan matured during the year and was extended at the same terms to accommodate financial difficulties being experienced by the borrower. The loan was current but on nonaccrual status at September 30, 2013 as a result of the restructuring. The Company did not identify any restructured loans that went into default during the year ended September 30, 2013 that had been restructured during the previous twelve months. Interest recognized on a cash basis on nonaccrual restructured loans was $40,000 for the year ended September 30, 2013.

During the year ended September 30, 2012, the Company modified seven loans in troubled debt restructurings, including two construction loans to one borrower, one nonresidential loan, two land and land development loans and two one- to four-family loans. The restructuring of the construction loans, which had an outstanding balance of $44,000 at September 30, 2012, involved the reduction in the loan's interest rate floor and monthly principal payment requirement to accommodate cash flow difficulties being experienced by the borrower. A discounted cash flows analysis revealed that no specific allowance was required for these two loans. These loans remained on accrual status as the borrower was current at September 30, 2012 and remained current at September 30, 2013. The nonresidential loan modification consisted of further principal payment reductions and an extension of the call date on a loan previously recognized as a troubled debt restructuring. This loan, which had an outstanding balance of $5.5 million at September 30, 2012, was returned to accrual status during the year ended September 30, 2012 as it had remained current on restructured payment requirements for over nine months, and the loan remained current at September 30, 2013. The two land and land development loans restructured share the same collateral and had been previously identified as impaired loans. These loans have since been foreclosed on and the properties taken into other real estate owned, and a portion of the properties have been sold. The two one- to four-family modifications consisted of two separate borrowers where the loans were discharged under bankruptcy proceedings. These loans, which had a total outstanding balance of $1.0 million, were current at September 30, 2012. One loan remained current and one loan was over 180 days delinquent at September 30, 2013. The loans are on nonaccrual status due to the bankruptcy. Interest recognized on a cash basis on nonaccrual restructured loans was $489,000 for the year ended September 30, 2012.

During the year ended September 30, 2011, the Company modified three loans in troubled debt restructurings, including one land and land development loan with an outstanding balance of $757,000, one construction loan with an outstanding balance of $90,000, and one nonresidential loan with a balance of $5.5 million. The restructuring of the land and land development loan consisted of a reduction in the monthly principal payment requirement to accommodate cash flow difficulties being experienced by the borrower. This loan had previously been identified as impaired and was considered collateral dependent; therefore, there was no effect on the consolidated financial statements as a result of this modification. This loan has since been foreclosed on and the properties taken into other real estate owned, and a portion of the properties have been sold. The construction loan was previously classified as impaired and considered collateral-dependent, and the restructuring consisted of forgiving past-due principal amounts and eliminating a monthly principal payment requirement. Since the loan was already classified as impaired, there was no effect on the consolidated financial statements as a result of this modification. This loan has since been foreclosed on and the property was taken into other real estate owned and subsequently sold. The nonresidential loan was already on nonaccrual status at the time of modification, and the restructuring consisted of a reduction in near-term principal payment requirements as well as forgiving unpaid late charges. This loan was returned to accrual status during the year ended September 30, 2012 and remained current at September 30, 2013. All loans modified in troubled debt restructurings were classified as nonaccrual at September 30, 2011. During the year ended September 30, 2011, both the land and land development and construction loans modified in troubled debt restructurings defaulted on the modified terms. Interest recognized on a cash basis on restructured loans was not material for the year ended September 30, 2011.

Loans summarized by loan type and credit rating at September 30, 2013 and September 30, 2012 are as follows:

| | September 30, 2013 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| *(Dollars in thousands)* | Total | Excellent | Good | Satisfactory | Watch List | Special Mention | Substandard | Impaired | Not Rated |
| One- to four-family | $ 93,301 | $ - | $ 1,386 | $ 25,172 | $ - | $ 5,169 | $ 2,452 | $ 7,388 | $ 51,734 |
| Multi-family | 105,295 | 283 | 22,758 | 64,702 | - | - | - | 12,570 | 4,982 |
| Nonresidential | 243,562 | - | 79,079 | 132,650 | - | 6,070 | - | 7,042 | 18,721 |
| Construction | 35,823 | - | - | 5,003 | - | 411 | 353 | 43 | 30,013 |
| Land and land development | 46,081 | - | 184 | - | 734 | 5,195 | 39 | 24,596 | 15,333 |
| Other | 405 | - | - | - | - | - | - | - | 405 |
| Total loans | $524,467 | $ 283 | $103,407 | $ 227,527 | $ 734 | $ 16,845 | $ 2,844 | $ 51,639 | $121,188 |

| | September 30, 2012 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| *(Dollars in thousands)* | Total | Good | Satisfactory | Watch List | Special Mention | Substandard | Impaired | Not Rated |
| *Loans* | | | | | | | | |
| One-to four-family | $ 104,560 | $ 252 | $ 30,323 | $ - | $ 2,880 | $ 2,631 | $ 5,140 | $ 63,334 |
| Multi-family | 81,503 | 24,214 | 41,294 | - | - | - | 12,664 | 3,331 |
| Nonresidential | 208,225 | 86,872 | 102,339 | 3,060 | 3,114 | 2,053 | 5,491 | 5,296 |
| Construction | 25,489 | - | 13,666 | 370 | 664 | 743 | 44 | 10,002 |
| Land and land development | 43,761 | - | 16,128 | 827 | 10,925 | 4,653 | 9,117 | 2,111 |
| Other | 498 | - | - | - | - | - | - | 498 |
| Total loans | $ 464,036 | $111,338 | $ 203,750 | $ 4,257 | $ 17,583 | $ 10,080 | $ 32,456 | $ 84,572 |

Details regarding the delinquency status of the Company's loan portfolio at September 30, 2013 and 2012 are as follows:

| | September 30, 2013 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| *(Dollars in thousands)* | Total | Current | 31-60 Days | 61-90 Days | 91-120 Days | 121-150 Days | 151-180 Days | 180+ Days |
| One-to four-family | $ 93,301 | $ 84,881 | $ 602 | $ - | $ 578 | $ 1,069 | $ 157 | $ 6,014 |
| Multi-family | 105,295 | 99,254 | - | - | - | - | - | 6,041 |
| Nonresidential | 243,562 | 243,102 | 460 | - | - | - | - | - |
| Construction | 35,823 | 35,823 | - | - | - | - | - | - |
| Land and land development | 46,081 | 23,727 | 2,632 | 3,632 | - | - | - | 16,090 |
| Other | 405 | 405 | - | - | - | - | - | - |
| Total | $ 524,467 | $ 487,192 | $ 3,694 | $ 3,632 | $ 578 | $ 1,069 | $ 157 | $ 28,145 |

| | September 30, 2012 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| *(Dollars in thousands)* | Total | Current | 31-60 Days | 61-90 Days | 91-120 Days | 121-150 Days | 151-180 Days | 180+ Days |
| One-to-four family | $ 104,560 | $ 96,103 | $ 2,092 | $ 215 | $ 322 | $ 50 | $ 113 | $ 5,665 |
| Multi-family | 81,503 | 75,428 | - | - | - | - | - | 6,075 |
| Nonresidential | 208,225 | 207,758 | 467 | - | - | - | - | - |
| Construction | 25,489 | 25,311 | - | - | - | - | - | 178 |
| Land and land development | 43,761 | 30,583 | 4,041 | - | - | - | - | 9,137 |
| Other | 498 | 498 | - | - | - | - | - | - |
| Total | $ 464,036 | $ 435,681 | $ 6,600 | $ 215 | $ 322 | $ 50 | $ 113 | $ 21,055 |

The following is a summary of information pertaining to impaired and nonaccrual loans at September 30, 2013 and 2012:

| *(Dollars in thousands)* | 2013 Amount | 2013 Allowance | 2012 Amount | 2012 Allowance |
|---|---|---|---|---|
| Impaired loans with a specific allowance | | | | |
| One-to four-family | $ – | $ – | $ 5,140 | $ 458 |
| Total impaired loans with a specific allowance | $ – | $ – | $ 5,140 | $ 458 |
| Impaired loans for which no specific allowance is necessary | | | | |
| One-to four-family | $ 7,388 | $ – | $ – | $ – |
| Multi-family | 12,570 | – | 12,664 | – |
| Nonresidential | 7,042 | – | 5,491 | – |
| Construction | 43 | – | 44 | – |
| Land and land development | 24,596 | – | 9,117 | – |
| Total impaired loans for which no specific allowance is necessary | $ 51,639 | $ – | $ 27,316 | $ – |

| *(Dollars in thousands)* | 2013 Average Balance | 2013 Interest Income Recognized | 2013 Annualized Yield | 2012 Average Balance | 2012 Interest Income Recognized | 2012 Annualized Yield | 2011 Average Balance | 2011 Interest Income Recognized | 2011 Annualized Yield |
|---|---|---|---|---|---|---|---|---|---|
| Impaired loans | | | | | | | | | |
| One- to four-family | $ 6,761 | $ 333 | 4.92 % | $ 4,471 | $ 183 | 4.11 % | $ 4,375 | $ 176 | 4.02 % |
| Multi-family | 12,622 | 565 | 4.48 | 12,706 | 631 | 4.97 | 1,070 | 95 | 8.91 |
| Nonresidential | 6,177 | 442 | 7.15 | 8,689 | 203 | 2.34 | 6,176 | 393 | 6.37 |
| Construction | 50 | 2 | 4.41 | 96 | 2 | 1.84 | 931 | 35 | 3.75 |
| Land and land development | 14,409 | 241 | 1.67 | 15,363 | 599 | 3.90 | 22,363 | 695 | 3.11 |
| Total impaired loans | $ 40,019 | $ 1,583 | 3.96 | $ 41,325 | $ 1,618 | 3.92 | $ 34,915 | $ 1,394 | 3.99 |

| *(Dollars in thousands)* | 2013 | 2012 |
|---|---|---|
| Nonaccrual loans | | |
| One-to four-family | $ 10,369 | $ 9,884 |
| Multi-family | 12,570 | 12,664 |
| Nonresidential | 1,584 | - |
| Construction | - | 178 |
| Land and land development | 24,608 | 9,841 |
| Total nonaccrual loans | $ 49,131 | $ 32,567 |

Interest recognized on a cash basis on all nonaccrual loans was $1.5 million and $1.3 million for the years ended September 30, 2013 and 2012, respectively. There were no loans past due 90 days or more and still accruing at September 30, 2013 and 2012.

## Note 7. Other Real Estate Owned

Other real estate owned at September 30, 2013 and September 30, 2012 was $6.7 million and $16.5 million, respectively. During the year ended September 30, 2013, the Company foreclosed on several properties securing loans that had been classified as impaired. These foreclosures resulted in additions of $2.8 million to other real estate owned. Sales of other real estate owned totaled $12.3 million for the year ended September 30, 2013.

The Company recognized net gains on sales of other real estate owned of $1.8 million for the year ended September 30, 2013, compared with $1.4 million and $68,000 for the years ended September 30, 2012 and 2011, respectively. Gains on sales for the year ended September 30, 2013 included the recognition of $131,000 in gains on properties sold in previous periods that had been deferred in accordance with GAAP because financing was provided by the Company and the sales did not meet either initial or continuing investment criteria to qualify for gain recognition. At September 30, 2013, the Company had deferred gains on sales of other real estate owned of $519,000 compared to $251,000 at September 30, 2012.

The Company recognized impairment charges on real estate owned of $238,000 for the year ended September 30, 2013. These charges were the result of updated appraisals on various properties. Impairment charges totaled $611,000 and $1.2 million for the years ended September 30, 2012 and 2011, respectively.

## Note 8. Office Properties and Equipment

Office properties and equipment at September 30, 2013 and 2012 are summarized as follows:

| *(Dollars in thousands)* | 2013 | 2012 | Range of Useful Lives |
|---|---|---|---|
| Land | $ 1,702 | $ 1,233 | – |
| Buildings and building improvements | 7,510 | 6,991 | 7 – 40 years |
| Furniture, fixtures, and equipment | 5,124 | 4,776 | 3 – 10 years |
| | 14,336 | 13,000 | |
| Less accumulated depreciation and amortization | 7,455 | 6,833 | |
| Office properties and equipment, net | $ 6,881 | $ 6,167 | |

Depreciation expense for the years ended September 30 2013, 2012, and 2011 was $824,000, $801,000, and $723,000, respectively.

## Note 9. Investment in Bank Owned Life Insurance

The Company is owner and designated beneficiary on life insurance policies covering certain of its officers and employees. The earnings from these policies are used to offset expenses related to employee benefits. The Company purchases life insurance to provide income to pay the expenses associated with employee benefit plans. The policies provide long-term assets that produce tax-exempt income, which is used to fund the long-term benefit obligations. Regulatory guidelines restrict the Bank from owning life insurance in excess of twenty-five percent of its core capital. There are no such restrictions for Franklin Financial.

## Note 10. Deposits

Deposit account balances at September 30, 2013 and 2012 are summarized as follows:

| | | 2013 | | 2012 | |
|---|---|---|---|---|---|
| *(Dollars in thousands)* | Stated Rate | Amount | Percent | Amount | Percent |
| Balance by interest rate: | | | | | |
| Regular checking | 0.00% | $ 1,526 | 0.2 % | $ 802 | 0.1 % |
| Money market savings | 0.00 – 1.00% | 236,630 | 36.6 | 221,695 | 34.7 |
| Money market checking | 0.00 – 0.50% | 45,368 | 7.0 | 44,967 | 7.0 |
| Total money market and regular checking | | 283,524 | 43.8 | 267,464 | 41.8 |
| Certificates of deposit: | 0.00 – 0.99% | 190,230 | 29.4 | 183,820 | 28.7 |
| | 1.00 – 1.99% | 63,864 | 9.9 | 59,815 | 9.3 |
| | 2.00 – 2.99% | 72,285 | 11.2 | 73,143 | 11.4 |
| | 3.00 – 3.99% | 20,473 | 3.2 | 22,056 | 3.5 |
| | 4.00 – 4.99% | 13,244 | 2.0 | 22,944 | 3.6 |
| | 5.00 – 5.99% | 3,218 | 0.5 | 11,062 | 1.7 |
| Total certificates of deposit | | 363,314 | 56.2 | 372,840 | 58.2 |
| Total deposits | | $ 646,838 | 100.0 % | $ 640,304 | 100.0 % |

Non-interest bearing deposits totaled $1.6 million and $827,000 at September 30, 2013 and 2012, respectively, consisting primarily of regular checking accounts.

A summary of maturities of certificates of deposit at September 30, 2013 and 2012 follows:

| | 2013 | | 2012 | |
|---|---|---|---|---|
| *(Dollars in thousands)* | **Amount** | **Percent** | **Amount** | **Percent** |
| One year or less | $ 198,523 | 54.6% | $ 211,425 | 56.7% |
| More than 1 year to 2 years | 48,924 | 13.5 | 50,149 | 13.4 |
| More than 2 years to 3 years | 29,403 | 8.1 | 30,448 | 8.2 |
| More than 3 years to 4 years | 35,525 | 9.8 | 19,872 | 5.3 |
| More than 4 years to 5 years | 25,237 | 6.9 | 35,011 | 9.4 |
| More than 5 years | 25,702 | 7.1 | 25,935 | 7.0 |
| | $ 363,314 | 100.0% | $ 372,840 | 100.0% |

Interest expense on deposit accounts for the years ended September 30, 2013, 2012, and 2011 is summarized as follows:

| *(Dollars in thousands)* | 2013 | 2012 | 2011 |
|---|---|---|---|
| Money market savings | $ 1,104 | $ 993 | $ 1,793 |
| Money market checking | 200 | 216 | 367 |
| Certificates of deposit | 5,143 | 6,558 | 8,050 |
| | $ 6,447 | $ 7,767 | $ 10,210 |

Savings accounts, money market accounts, and certificates of deposit held by officers and directors of the Company at September 30, 2013 and 2012 were $2.4 million and $2.9 million, respectively.

Penalty amounts assessed on certificates redeemed prior to contractual maturity are recorded as noninterest income. Certificate penalty amounts totaled $44,000, $46,000, and $32,000 for the years ended September 30, 2013, 2012, and 2011, respectively.

Certificates of deposit and savings accounts with balances greater than $100,000 at September 30, 2013 and 2012 were approximately $295.6 million and $276.0 million, respectively.

## Note 11. Borrowings

The Company relies on borrowings from the Federal Home Loan Bank of Atlanta ("FHLB") as its primary source of borrowings. Short-term and long-term borrowings from the FHLB are secured by qualifying residential loans, nonresidential real estate loans, multi-family loans and securities. Loans collateralizing FHLB borrowings had a carrying value of $315.0 million, and securities collateralizing FHLB borrowings had a carrying value of $157.2 million at September 30, 2013. At September 30, 2012, loans collateralizing FHLB borrowings had a carrying value of $290.7 million and securities had a carrying value of $266.0 million. The Company had unused borrowing capacity from the FHLB of $162.5 million at September 30, 2013.

The Company had no FHLB overnight borrowings for the years ended September 30, 2013 and 2012. Long-term debt consists of borrowings from the FHLB with various interest rates and maturity dates. Certain borrowings are convertible, at the FHLB's option, into three-month LIBOR-based floating rate borrowings beginning on specified dates or on any quarterly interest payment dates thereafter, with at least two business days notice. If the FHLB converts a borrowing, the Company may choose to prepay all or part of the borrowing without a prepayment fee on the conversion date or any subsequent quarterly interest reset date. On August 19, 2013, the Company prepaid a $10.0 million FHLB borrowing with an interest rate of 4.485% that was scheduled to mature on May 21, 2032. In connection with the prepayment, the Company recorded a fee on early retirement of FHLB borrowings of $18,000 that is recognized in noninterest expense. During the year ended September 30, 2012, the company exchanged nine FHLB borrowings totaling $160.0 million for new advances of the same amount. In connection with these exchanges, the Company paid prepayment penalties totaling $18.3 million. The new advances were not considered to be substantially different from the original advances in accordance with ASC 470-50, *Debt – Modifications and Exchanges*, and as a result the prepayment penalties have been treated as a discount on the new debt and are being amortized over the life of the new advances as an adjustment to rate. Unamortized prepayments were $16.5 million and $17.8 million at September 30, 2013 and September 30, 2012, respectively.

At September 30, 2013, advances from the FHLB totaled $180.0 million and had fixed interest rates ranging from 1.06% to 5.09% with a weighted average effective rate including amortization of prepayments of 4.08%. At September 30, 2012, advances from the FHLB totaled $190.0 million and had fixed interest rates ranging from 1.06% to 5.09% with a weighted average effective rate including amortization of prepayments of 4.10%.

The contractual maturities of FHLB borrowings, excluding call provisions, as of September 30, 2013 are as follows:

**For the Year Ending September 30,**

| *(Dollars in thousands)* | Amount | Weighted Average Effective Rate |
|---|---|---|
| 2014 | $ – | –% |
| 2015 | – | – |
| 2016 | 10,000 | 2.23 |
| 2017 | 10,000 | 2.25 |
| 2018 | 35,000 | 3.44 |
| Thereafter | 125,000 | 4.56 |
| | 180,000 | |
| Less unamortized prepayments | 16,515 | |
| Total FHLB borrowings | $ 163,485 | 4.08 |

## Note 12. Income Taxes

Income tax expense related to income before provision for income taxes for the years ended September 30, 2013, 2012, and 2011 is summarized as follows:

| *(Dollars in thousands)* | 2013 | 2012 | 2011 |
|---|---|---|---|
| Current income tax expense | $ 3,634 | $ 3,558 | $ 1,540 |
| Deferred tax (benefit) expense | (431) | 1,181 | (788) |
| Total | $ 3,203 | $ 4,739 | $ 752 |

A deferred income tax benefit of $1.5 million and a deferred income tax expense of $2.2 million were provided in components of other comprehensive income during the years ended September 30, 2013 and 2012, respectively.

A current income tax benefit of $168,000 was provided in components of additional paid in capital during the year ended September 30, 2013.

The reported income tax expense for 2013, 2012, and 2011 differs from the "expected" income tax expense (computed by applying the statutory U.S. Federal corporate income tax rate of 34% to income before provision for income taxes) as follows:

| | 2013 | | 2012 | | 2011 | |
|---|---|---|---|---|---|---|
| *(Dollars in thousands)* | Amount | Percent | Amount | Percent | Amount | Percent |
| Expected tax expense at statutory federal income tax rate | $ 4,267 | 34.0 % | $ 3,815 | 34.0 % | $ 742 | 34.0 % |
| Cash surrender value of life insurance | (436) | (3.5) | (438) | (3.9) | (435) | (19.9) |
| State taxes, net of federal expense | 356 | 2.8 | 516 | 4.6 | 180 | 8.2 |
| ESOP fair market value adjustment | 151 | 1.2 | 80 | 0.6 | 22 | 1.0 |
| Dividends received deduction | (88) | (0.7) | (90) | (0.8) | (73) | (3.3) |
| Federal low income housing and historical tax credits | (291) | (2.3) | (323) | (2.9) | (770) | (35.3) |
| Tax exempt interest | (19) | (0.1) | (49) | (0.4) | (29) | (1.4) |
| Change in federal valuation allowance | (752) | (6.0) | 1,297 | 11.6 | 1,110 | 50.9 |
| Other, net | 15 | 0.1 | (69) | (0.6) | 5 | 0.2 |
| Reported tax expense | $ 3,203 | 25.5 % | $ 4,739 | 42.2 % | $ 752 | 34.4 % |

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 2013 and 2012 are as follows:

| *(Dollars in thousands)* | 2013 | 2012 |
|---|---|---|
| Deferred tax assets: | | |
| Allowance for loan losses | $ 3,701 | $ 3,908 |
| Prepaid pension costs | - | 702 |
| Deferred compensation | 1,278 | 1,198 |
| Investments in tax credit partnerships | 501 | 448 |
| Impairment of other real estate owned | 850 | 1,005 |
| Securities | 8,966 | 9,961 |
| Charitable contribution carryforward | 1,033 | 1,441 |
| Capital loss carryforward | 5,534 | 6,446 |
| Other | 423 | 248 |
| Total gross deferred tax assets | 22,286 | 25,357 |
| Less: valuation allowance | (6,113) | (10,728) |
| Net deferred tax assets | 16,173 | 14,629 |
| Deferred tax liabilities: | | |
| FHLB stock dividends | (643) | (643) |
| Net unrealized gain on securities available for sale | (5,652) | (5,377) |
| Depreciation of fixed assets | (214) | (300) |
| Unrealized loss on CMOs | - | (752) |
| Deferred gain on bank-owned life insurance policies | (330) | (330) |
| Pension | (126) | - |
| Total gross deferred tax liabilities | (6,965) | (7,402) |
| Net deferred tax assets | $ 9,208 | $ 7,227 |

The capital loss carryforwards expire in the fiscal years ending September 30, 2014 through September 30, 2017. Capital loss carryforwards of $2.7 million are expected to expire in conjunction with the filing of the September 30, 2013 tax return and are not reflected in the table above. The charitable contribution carryforward expires in the fiscal year ending September 30, 2016.

The Company files a consolidated tax return that includes all subsidiaries. The Parent, the Bank and other subsidiaries calculate and record income tax liability as though they filed separate tax returns and pay or receive the calculated amount to or from the Parent in accordance with an intercompany tax allocation agreement.

As of September 30, 2013, the Company has established a valuation allowance in order to reduce the net deferred tax assets to the amount that the Company believes it is more likely than not to realize in the future. The valuation allowance represents deferred tax assets established for unrealized capital losses and realized capital loss carryforwards that the Company may not realize due to the requirement that capital losses may only be offset against capital gains and for charitable contribution carryforwards that the Company may not realize due to the limitation on contributions as a percentage of taxable income. The valuation allowance decreased by $4.6 million from September 30, 2012 to September 30, 2013 as a result of decreases in expected expiration of capital loss carryforwards, increases in unrealized capital gains and the release of valuation allowance related to charitable contribution carryforwards. The valuation allowance for charitable contribution carryforwards of $1.4 million was released during the year as a result of increases in taxable income projections and current year utilization.

The Company believes that a valuation allowance with respect to the realization of the remainder of the gross deferred tax assets is not necessary. Based on the Company's historical taxable income, future expectations of taxable income and its character, and the reversal of gross deferred tax liabilities, management believes it is more likely than not that the Company will realize the remainder of the gross deferred tax assets existing at September 30, 2013. However, there can be no assurance that the Company will generate taxable income in any future period or that the reversal of temporary differences attributable to gross deferred tax liabilities will occur during the future tax periods as currently expected.

Under the Internal Revenue Code of 1986, the Company was allowed, in 1996 and prior years, special bad debt deduction for additions to its tax bad debt reserve established for the purpose of absorbing losses. The allowable deduction as a percent of income subject to tax before such deduction was 8%. However, for the fiscal year ended September 30, 1996, the Company's deduction under the percentage of income method for federal income tax purposes was zero due to the magnitude of the Company's retained earnings. As a result of the Small Business Job Protection Act of 1996, which became law in August 1996, the percentage of taxable income method is not available after fiscal year 1996; instead, bad debts after fiscal year 1996 are deductible based upon the ratio of actual loans charged off to loans outstanding, subject to a base year amount determined at September 30, 1988.

Retained earnings at September 30, 2013 and 2012 include approximately $13.0 million for which no provision for federal income tax has been made. This amount represents pre-October 1, 1988 allocations of earnings to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses will create taxable income, which will be subject to the then current corporate income tax rate. As of September 30, 2013, the Company does not expect that this portion of retained earnings will be used in a manner that will create any additional income tax liability.

## Note 13. Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by the OCC. Failure to meet minimum capital requirements can initiate certain mandatory and possible discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. In addition, the Bank is required to notify the Federal Reserve before paying dividends to Franklin Financial.

At September 30, 2013, the Bank had regulatory capital in excess of that required under each requirement and was classified as a "well capitalized" institution as determined by the OCC. There are no conditions or events that management believes have changed the Bank's classification. As a savings and loan holding company regulated by the Federal Reserve Board (the "Federal Reserve"), Franklin Financial is not currently subject to any separate regulatory capital requirements. On July 9, 2013, the federal bank regulatory agencies issued a final rule that will revise their risk-based capital requirements and the method for calculating risk-weighted assets to make them consistent with agreements that were reached by the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. The final rule applies to all depository institutions, top-tier bank holding companies with total consolidated assets of $500 million or more and top-tier savings and loan holding companies. The rule establishes a new common equity Tier 1 minimum capital requirement (4.5% of risk-weighted assets), increases the minimum Tier 1 capital to risk-based assets requirement (from 4.0% to 6.0% of risk-weighted assets) and assigns a higher risk weight (150%) to exposures that are more than 90 days past due or are on nonaccrual status and to certain commercial real estate facilities that finance the acquisition, development or construction of real property.

The following table reflects the level of required capital and actual capital of the Bank at September 30, 2013 and 2012:

| | Actual | | Amount required to be "adequately capitalized" | | Amount required to be "well capitalized" | |
|---|---|---|---|---|---|---|
| *(Dollars in thousands)* | Amount | Percentage | Amount | Percentage | Amount | Percentage |
| **As of September 30, 2013** | | | | | | |
| Tier 1 capital (to adjusted tangible assets) | $ 179,935 | 17.83% | $ 40,374 | 4.00% | $ 50,616 | 5.00% |
| Tier 1 risk-based capital (to risk weighted assets) | 179,935 | 26.32 | 27,345 | 4.00 | 41,017 | 6.00 |
| Risk-based capital (to risk weighted assets) | 188,495 | 27.57 | 54,690 | 8.00 | 68,362 | 10.00 |
| **As of September 30, 2012** | | | | | | |
| Tier 1 capital (to adjusted tangible assets) | $ 179,110 | 17.68% | $ 40,518 | 4.00% | $ 50,996 | 5.00% |
| Tier 1 risk-based capital (to risk weighted assets) | 179,110 | 26.62 | 26,912 | 4.00 | 40,368 | 6.00 |
| Risk-based capital (to risk weighted assets) | 187,538 | 27.87 | 53,824 | 8.00 | 67,280 | 10.00 |

During the year ended September 30, 2013, the board of directors of the Bank declared a $15.0 million dividend that was paid to Franklin Financial on December 10, 2012. In June 2013, Franklin Financial transferred $5.9 million of bank-owned life insurance to the Bank as a contribution to its capital.

The following is a reconciliation of the Bank's GAAP capital to regulatory capital at September 30, 2013 and 2012 (dollars in thousands):

| | September 30, 2013 | | |
|---|---|---|---|
| *(Dollars in thousands)* | Tier 1 capital | Tier 1 risk-based capital | Risk-based capital |
| GAAP capital | $ 182,576 | $ 182,576 | $ 182,576 |
| Accumulated losses on certain available-for-sale securities | (2,960) | (2,960) | (2,960) |
| Pension plan | 319 | 319 | 319 |
| General allowance for loan losses | – | – | 8,560 |
| Regulatory capital – computed | $ 179,935 | $ 179,935 | $ 188,495 |

| | September 30, 2012 | | |
|---|---|---|---|
| *(Dollars in thousands)* | Tier 1 capital | Tier 1 risk-based capital | Risk-based capital |
| GAAP capital | $ 184,277 | $ 184,277 | $ 184,277 |
| Accumulated gains on certain available-for-sale securities | (6,967) | (6,967) | (6,967) |
| Pension plan | 1,800 | 1,800 | 1,800 |
| General allowance for loan losses | – | – | 8,428 |
| Regulatory capital – computed | $ 179,110 | $ 179,110 | $ 187,538 |

## Note 14. Employee Benefit Plans

The Bank has a noncontributory defined benefit pension plan (the Pension Plan) for substantially all of the Bank's employees who were employed on or before July 31, 2011. Employees hired after July 31, 2011 are not eligible to participate in the Pension Plan. Retirement benefits under this plan are generally based on the employee's years of service and compensation during the five years of highest compensation in the ten years immediately preceding retirement.

The Pension Plan assets are held in a trust fund by the plan trustee. The trust agreement under which assets of the Pension Plan are held is a part of the Virginia Bankers Association Master Defined Benefit Pension Plan (the Plan). The Plan's administrative trustee is appointed by the board of directors of the Virginia Bankers Association Benefits Corporation. At September 30, 2013, Reliance Trust Company was investment manager for the Plan. Contributions are made to the Pension Plan, at management's discretion, subject to meeting minimum funding requirements, up to the maximum amount allowed under the Employee Retirement Income Security Act of 1974 (ERISA), based upon the actuarially determined amount necessary for meeting plan obligations. Contributions are intended to provide not only for benefits attributed to service to date, but also for benefits expected to be earned by employees in the future.

The Company uses a September 30 measurement date for the Pension Plan.

*Obligations and Funded Status*

The following table summarizes the projected benefit obligation, fair value of plan assets, and funded status as of September 30, 2013 and 2012:

| *(Dollars in thousands)* | 2013 | 2012 |
|---|---|---|
| Change in benefit obligation: | | |
| Projected benefit obligation at beginning of year | $ 15,740 | $ 14,329 |
| Service cost | 422 | 602 |
| Interest cost | 615 | 664 |
| Actuarial (gain) loss | (1,049) | 876 |
| Benefits paid | (575) | (564) |
| Prior service cost due to amendment | - | (167) |
| Projected benefit obligation at end of year | $ 15,153 | $ 15,740 |

| *(Dollars in thousands)* | 2013 | 2012 |
|---|---|---|
| Change in plan assets: | | |
| Fair value of plan assets at beginning of year | $ 13,893 | $ 11,940 |
| Actual return on plan assets | 2,166 | 2,517 |
| Benefits paid | (575) | (564) |
| Fair value of plan assets at end of year | $ 15,484 | $ 13,893 |
| Funded status | $ 331 | $ (1,847) |

| *(Dollars in thousands)* | 2013 | 2012 |
|---|---|---|
| Amounts recognized as prepaid expenses and other assets or (accrued expenses and other liabilities) | $ 331 | $ (1,847) |

| *(Dollars in thousands)* | 2013 | 2012 |
|---|---|---|
| Amounts recognized in accumulated other comprehensive income, net of income taxes | | |
| Net loss | $ 667 | $ 3,070 |
| Prior service cost | (152) | (167) |
| Deferred income taxes | (196) | (1,103) |
| Total recognized in accumulated other comprehensive income | $ 319 | $ 1,800 |

The plan had accumulated benefit obligations of $13.8 million and $14.3 million as of September 30, 2013 and 2012, respectively.

*Components of Net Periodic Benefit Cost*

Components of net periodic benefit cost for the years ended September 30, 2013, 2012, and 2011 are as follows:

| *(Dollars in thousands)* | 2013 | 2012 | 2011 |
|---|---|---|---|
| Service cost | $ 422 | $ 602 | $ 571 |
| Interest cost | 615 | 664 | 647 |
| Expected return on plan assets | (947) | (811) | (869) |
| Amortization of prior service cost | (15) | - | - |
| Recognized net actuarial loss | 135 | 230 | 65 |
| Net periodic benefit cost | $ 210 | $ 685 | $ 414 |

The net periodic benefit cost is included in personnel expense in the consolidated statements of earnings.

Other changes in plan assets and benefit obligations recognized in other comprehensive income for the years ended September 30, 2013, 2012 and 2011 are as follows:

| *(Dollars in thousands)* | 2013 | 2012 | 2011 |
|---|---|---|---|
| Net (gain)/loss | $ (2,403) | $ (1,059) | $ 2,062 |
| Prior service cost | - | (168) | - |
| Amortization of prior service cost | 15 | - | - |
| Total recognized in other comprehensive income | $ (2,388) | $ (1,227) | $ 2,062 |

The Company expects to recognize $15,000 related to prior service cost as components of net periodic benefit cost during the fiscal year ending September 30, 2014. No net actuarial gain or loss is expected for the fiscal year ending September 30, 2014.

*Assumptions*

Weighted average assumptions used to determine the benefit obligation as of September 30, 2013 and 2012 are as follows:

| | 2013 | 2012 |
|---|---|---|
| Discount rate | 4.75 % | 4.00 % |
| Rate of compensation increase | 3.00 | 3.00 |

Weighted average assumptions used to determine the net periodic benefit cost for the years ended September 30, 2013, 2012, and 2011 are as follows:

| | 2013 | 2012 | 2011 |
|---|---|---|---|
| Discount rate | 4.00 % | 4.75 % | 5.25 % |
| Expected return on plan assets | 7.00 | 7.00 | 7.00 |
| Rate of compensation increase | 3.00 | 4.00 | 4.00 |

Plan assets, which consist primarily of investments in fixed income and equity mutual funds, are valued using current market quotations. The projected benefit obligation and the net periodic benefit cost are calculated by an independent actuary using assumptions provided by the Company. Assumptions used to determine the benefit obligation include the discount rate and the rate of compensation increase. The Company uses a discount rate that is based on the yield of a composite corporate bond index that includes "AA" rated bonds.

The rate of compensation increase is based on historical experience and management's expectation of future compensation.

The expected rate of return on plan assets is estimated by management based on the composition of plan assets and anticipated rates of return for current market conditions and future expectations. The Company selects the expected long-term rate of return on assets in consultation with its investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return, net of inflation, for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience, which may not continue over the measurement period. Higher significance is placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, solely for this purpose, the plan is assumed to continue in force and not terminate during the period in which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses, both investment and non-investment, typically paid from plan assets, to the extent such expenses are not explicitly estimated within periodic cost.

*Plan Assets*

The fair values of the Company's pension plan assets at September 30, 2013, by asset category, are as follows:

| *(Dollars in thousands)* | **Total** | **Quoted Market Prices (Level 1)** | **Significant Observable Inputs (Level 2)** | **Significant Unobservable Inputs (Level 3)** |
|---|---|---|---|---|
| Mutual funds – fixed income | $ 3,753 | $ 3,753 | $ - | $ - |
| Mutual funds – equity | | | | |
| Large cap equity funds | 3,054 | 3,054 | - | - |
| Mid-cap equity funds | 2,004 | 2,004 | - | - |
| Small-cap equity funds | 841 | 841 | - | - |
| International equity funds | 2,829 | 2,829 | - | - |
| Diversified equity funds | 2,955 | 2,955 | - | - |
| Cash and cash equivalents | 48 | 48 | - | - |
| Total | $ 15,484 | $ 15,484 | $ - | $ - |

Fixed income mutual funds include investments in mutual funds focused on fixed income securities with both short-term and long-term investments. The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the funds. Equity mutual funds include investments in mutual funds focused on equity securities with a diversified portfolio and include investments in large-cap, mid-cap, and small-cap funds; growth funds; international-focused funds; and value funds. The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the funds. Cash and cash equivalents includes cash and short-term cash equivalent funds. The funds are valued at cost, which approximates fair value.

The Pension Plan's weighted average asset allocations by asset category at September 30, 2013 and 2012 are as follows:

| | **2013** | **2012** |
|---|---|---|
| Asset category: | | |
| Mutual funds – fixed income | 24 % | 22 % |
| Mutual funds – equity | 76 | 78 |
| Total | 100 % | 100 % |

The trust fund is diversified with a targeted asset allocation of 25% fixed income and 75% equities. The investment manager selects investment fund managers with demonstrated experience and expertise and funds with demonstrated historical performance for the implementation of the Pension Plan's investment strategy. The investment manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

It is the responsibility of the administrative trustee to administer the investments of the trust within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs, and other administrative costs chargeable to the trust.

*Contributions for Fiscal Year 2014*

Contributions may be made to the Plan, at management's discretion subject to meeting minimum funding requirements, up to the maximum tax-deductible amount allowable for the Plan. The Company does not intend to make a contribution during fiscal 2014.

*Estimated Future Benefit Payments*

The following schedule summarizes benefit payments, which reflect expected future service, as appropriate, that are expected to be paid at September 30, 2013 (dollars in thousands):

| **Year ending September 30,** | |
|---|---|
| 2014 | $ 794 |
| 2015 | 839 |
| 2016 | 824 |
| 2017 | 901 |
| 2018 | 882 |
| 2019 through 2023 | 4,859 |

*401(k) Defined Contribution Plan*

The Bank has a 401(k) defined contribution plan, which covers substantially all of the employees of the Bank. Employees may contribute up to the statutory limit into the plan. The Bank matches 25% of the first 6% of the employee's contribution. The plan also allows for a discretionary contribution to be made by the Bank. Employer matching contributions included in expense were $52,000, $48,000 and $53,000 for the years ended September 30, 2013, 2012, and 2011, respectively.

*Employee Stock Ownership Plan*

In connection with the mutual-to-stock conversion discussed in note 2, the Bank established an employee stock ownership plan ("ESOP") for the benefit of all of its eligible employees. Full-time employees of the Bank who have been credited with at least 1,000 hours of service during a 12-month period and who have attained age 21 are eligible to participate in the ESOP. It is anticipated that the Bank will make contributions to the ESOP in amounts necessary to amortize the ESOP loan payable to Franklin Financial over a period of 20 years.

Unallocated ESOP shares are not included in the calculation of earnings per share, and are shown as a reduction of stockholders' equity. Dividends on unallocated ESOP shares, if paid, will be considered to be compensation expense. The Company will recognize compensation cost equal to the fair value of the ESOP shares during the periods in which they become committed-to-be-released. Share allocations are recorded on a monthly basis with fair value determined by calculating the average closing stock price for each day during the month. To the extent that the fair value of the Company's ESOP shares differs from the cost of such shares, the differential will be recognized in stockholders' equity. The Company will receive a tax deduction equal to the cost of the shares released. As the ESOP is internally leveraged, the loan receivable by Franklin Financial from the ESOP is not reported as an asset nor is the debt of the ESOP shown as a liability in the consolidated financial statements.

Compensation cost related to the ESOP for the years ended September 30, 2013, 2012 and 2011 was $1.0 million, $878,000 and $426,000, respectively, with a related tax benefit of $217,000, $243,000 and $137,000, respectively. The fair value of the unallocated ESOP shares, using the closing quoted market price per share of the Company's stock, was $18.7 million and $17.8 million at September 30, 2013 and 2012, respectively. A summary of the ESOP share allocation as of September 30, 2013 and 2012 is as follows:

| | **2013** | **2012** |
|---|---|---|
| Allocated shares – beginning of year | 100,041 | 35,987 |
| Shares allocated during the year | 57,171 | 64,054 |
| Shares distributed during the year | (1,437) | - |
| Allocated shares – end of year | 155,775 | 100,041 |
| Unallocated shares | 987,015 | 1,044,186 |
| Total ESOP shares | 1,142,790 | 1,144,227 |

*Equity Incentive Plan*

On February 21, 2012, the Company adopted the Franklin Financial Corporation 2012 Equity Incentive Plan (the "2012 Equity Incentive Plan"), which provides for awards of restricted stock and stock options to key officers and outside directors. The cost of the 2012 Equity Incentive Plan is based on the fair value of restricted stock and stock option awards on their grant date. The maximum number of shares that may be awarded under the plan is 2,002,398, including 1,430,284 for option exercises and 572,114 restricted stock shares.

The vesting of the restricted stock awards is contingent upon service, performance, and market conditions. Performance conditions consist of the achievement of certain benchmarks regarding tangible book value per share, while market conditions consist of provisions that allow for partial vesting of shares in the event that certain share price targets are met even if performance criteria are not fully met. The fair value of restricted stock is determined based upon management's assumptions regarding the achievement of performance and market conditions stipulated for each award. For awards with performance conditions, fair value is based upon the price of the Company's stock on the grant date. For awards with both performance and market conditions, fair value is based on a Monte Carlo analysis incorporating the closing price of the Company's stock on the grant date along with assumptions related to the Company's stock price given the achievement of certain performance criteria. Restricted stock awards may not be disposed of or transferred during the vesting period but carry with them the right to receive dividends. The cost of restricted stock awards will be recognized using the graded-vesting method over the five-year vesting period during which participants are required to provide services in exchange for the awards.

The vesting of stock options is contingent only upon meeting service conditions. The fair value of stock options is estimated using a Black-Scholes option pricing model using assumptions for dividend yield, stock price volatility, risk-free interest rate, and option terms. These assumptions are based on judgments regarding future events, are subjective in nature, and cannot be determined with precision. Since stock option awards contain only service conditions, management has elected to recognize the cost of stock option awards on a straight-line basis over the five-year vesting period during which participants are required to provide services in exchange for the awards.

Shares of common stock issued under the 2012 Equity Incentive Plan may be authorized unissued shares or, in the case of restricted stock awards, may be shares repurchased on the open market. As of September 30, 2013, the Company, through an independent trustee, had repurchased all 572,114 shares on the open market for $9.2 million, or an average cost of $16.02 per share.

The table below presents stock option activity for the years ended September 30, 2013 and 2012:

| *(Dollars in thousands, except per share amounts)* | Options | Weighted-average exercise price | Remaining contractual life (years) | Aggregate intrinsic value |
|---|---|---|---|---|
| Options outstanding at September 30, 2011 | - | N/A | N/A | N/A |
| Granted | 1,152,000 | $ 13.42 | 10.00 | $ - |
| Exercised | - | - | | |
| Forfeited | (37,000) | 13.42 | | |
| Expired | - | - | | |
| Options outstanding at September 30, 2012 | 1,115,000 | 13.42 | 9.50 | $ 4,059 |
| Granted | - | - | | |
| Exercised | (7,400) | 13.42 | | |
| Forfeited | - | - | | |
| Expired | - | - | | |
| Options outstanding at September 30, 2013 | 1,107,600 | $ 13.42 | 8.50 | $ 6,136 |
| Options exercisable at September 30, 2013 | 215,600 | $ 13.42 | 8.50 | $ 1,194 |

Expected volatility – Based on the historical volatility of the Company's stock.

Risk-free interest rate – Based on the U.S. Treasury yield curve and the expected life of the options at the time of grant.

Expected dividends – The Company has not declared a dividend, other than a special dividend paid during fiscal 2013, and therefore no dividends are assumed.

Expected life – Based on a weighted-average of the five-year vesting period and the 10-year contractual term of the stock option plan.

Grant price for the stock options – Based on the closing price of the Company's stock on the grant date.

The fair value of the Company's stock option grants in 2012 was determined using the Black-Scholes option pricing formula, which resulted in a fair value of $3.76 per option. The following assumptions were used in the formula:

| | |
|---|---|
| Expected volatility | 24.39 % |
| Risk-free interest rate | 1.43 % |
| Expected dividends | 0.00 % |
| Expected life (in years) | 6.5 |
| Grant price for the stock options | $ 13.42 |

At September 30, 2013, the Company had $2.8 million of unrecognized compensation expense related to 1,072,544 stock options vested or expected to vest. The period over which compensation cost related to non-vested awards is expected to be recognized was 3.50 years at September 30, 2013. As of September 30, 2013, 215,600 shares were vested and outstanding. The table below presents information about stock options vested or expected to vest over the remaining vesting period at September 30, 2013:

| *(Dollars in thousands, except per share amounts)* | |
|---|---|
| Options expected to vest at period end | 1,072,544 |
| Weighted-average exercise price | $ 13.42 |
| Remaining contractual life (years) | 8.50 |
| Aggregate intrinsic value | $ 5,942 |

The table below presents restricted stock award activity for the years ended September 30, 2013 and 2012:

| | Restricted stock awards | Weighted-average grant date fair value |
|---|---|---|
| Non-vested at September 30, 2011 | - | N/A |
| Granted | 464,500 | $ 13.42 |
| Vested | - | - |
| Forfeited | (15,000) | 13.42 |
| Non-vested at September 30, 2012 | 449,500 | 13.42 |
| Granted | - | - |
| Vested | (89,900) | 13.42 |
| Forfeited | - | - |
| Non-vested at September 30, 2013 | 359,600 | $ 13.42 |

At September 30, 2013, unrecognized compensation expense adjusted for expected forfeitures was $2.4 million related to 345,447 shares of restricted stock expected to vest over the remaining vesting period. The weighted-average period over which compensation cost related to non-vested awards is expected to be recognized was 3.50 years at September 30, 2013.

The estimated unamortized compensation expense, net of estimated forfeitures, related to nonvested stock options and restricted stock issued and outstanding as of September 30, 2013 that will be recognized in future periods is as follows:

| *(Dollars in thousands)* | Stock Options | Restricted Stock | Total |
|---|---|---|---|
| For the year ending September 30, 2014 | $ 812 | $ 1,195 | $ 2,007 |
| For the year ending September 30, 2015 | 812 | 703 | 1,515 |
| For the year ending September 30, 2016 | 812 | 365 | 1,177 |
| For the six months ending March 31, 2017 | 399 | 110 | 509 |
| Total | $ 2,835 | $ 2,373 | $ 5,208 |

Share-based compensation related to stock options and restricted stock recognized for the years ended September 30, 2013 and 2012 was $3.1 million and $1.6 million, respectively, and the related income tax benefit was $1.2 million and $622,000, respectively.

*Deferred Compensation Plans*

On April 17, 2001, February 21, 2006, February 19, 2008 and September 16, 2009, the board of directors of the Bank approved, respectively, the 2001 Deferred Compensation Plan for Directors and Senior Officers of Franklin Federal Savings Bank, the 2006 Deferred Compensation Plan for Directors and Senior Officers of Franklin Federal Savings Bank, the 2008 Deferred Compensation Plan for Directors and Senior Officers of Franklin Federal Savings Bank and the 2009 Deferred Compensation Plan for Directors and Senior Officers of Franklin Federal Savings Bank (the Deferred Compensation Plans), which became effective on April 1, 2001, October 1, 2005, October 1, 2007 and October 1, 2009, respectively. In connection with the conversion completed on April 27, 2011 (see note 2), the Deferred Compensation Plans were frozen and participants vesting was accelerated to September 30, 2011. Participants were given the opportunity to transfer their account balances to a new stock-based deferral plan (see below) and invest in Franklin Financial stock. Account balances not transferred earn interest at the Bank's interest rate on seven-year certificates of deposit. Prior to the conversion, the Deferred Compensation Plans provided an unfunded deferred compensation arrangement that was modeled after the compensation incentives for directors and senior officers of converted publicly traded stock thrift corporations regulated by the Office of Thrift Supervision. Each participant's account was credited with an initial earned award that increased or decreased annually based on the financial performance of the Bank. Under the terms of the Deferred Compensation Plans, the awards vested over four and one-half to five years and become 100% vested immediately upon a participant's death, disability, or retirement at normal retirement age or the occurrence of specified corporate events. Accrued benefits under the Deferred Compensation Plans were $641,000 and $630,000 at September 30, 2013 and 2012, respectively, and are included in accrued expenses and other liabilities in the accompanying consolidated balance sheets. Deferred compensation expense was $11,000 for 2013, $14,000 for 2012, and $949,000 for 2011 and is included in personnel expense in the accompanying consolidated income statements.

*Stock-Based Deferral Plan*

In connection with the mutual-to-stock conversion completed on April 27, 2011 (see note 2), the Company adopted a stock-based deferral plan whereby certain officers and directors could use funds from previously existing nonqualified deferred compensation plans to invest in stock of the Company. The Company established a trust to hold shares purchased through the stock-based deferral plan. The trust qualifies as a rabbi trust that will be settled upon the retirement of participating officers and directors through the distribution of shares held by the trust. As a result, shares held by the trust are accounted for in a manner similar to treasury stock, and the deferred compensation balance is recorded as a component of additional paid-in capital on the Company's balance sheet in accordance with GAAP.

## Note 15. Stock Repurchase Programs

On September 12, 2012, the board of directors approved a second stock repurchase program whereby the Company was authorized to repurchase up to 5%, or 679,385 shares, of its outstanding common stock upon completion of the initial share repurchase program. During the year ended September 30, 2012, the Company repurchased 245,559 shares of its outstanding common stock under this program for $4.2 million, or an average price of $17.09 per share. During the year ended September 30, 2013, the Company repurchased 433,826 shares of its outstanding common stock under this second program for $7.4 million, or an average price of $16.94 per share, completing this program.

On November 15, 2012, the board of directors approved a third stock repurchase program whereby the Company was authorized to repurchase up to 645,415 shares, or approximately 5% of its common stock that was outstanding upon completion of the second stock repurchase program. During the year ended September 30, 2013, the Company repurchased 645,415 shares of its outstanding common stock under this third program for $11.6 million, or an average price of $18.04 per share, completing this program.

On August 29, 2013, the board of directors approved a fourth stock repurchase program whereby the Company was authorized to repurchase up to 612,530 shares, or approximately 5% of its common stock that was outstanding upon completion of the third stock repurchase program. During the year ended September 30, 2013, the Company made no repurchases under this fourth program.

## Note 16. Lease Commitments

The Company leases certain real property under long-term operating lease agreements. The following schedule summarizes future minimum lease payments under these operating leases at September 30, 2013 (dollars in thousands):

| **Year ending September 30,** | |
|---|---|
| 2014 | $ 66 |
| 2015 | 38 |
| 2016 | - |
| 2017 | - |
| 2018 | - |
| Thereafter | - |
| | $ 104 |

Rental expense under operating leases was $121,000, $138,000, and $133,000 in 2013, 2012, and 2011, respectively.

## Note 17. Financial Instruments with Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet its investment and funding needs and the financing needs of its customers. These financial instruments include commitments to extend credit, commitments to sell loans, and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized or disclosed in the consolidated financial statements. The contractual or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit and collateral policies in making commitments to extend credit and standby letters of credit as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee by the customer. Since some commitments may expire without being funded, the commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The total amount of loan commitments was $101.1 million and $104.9 million at September 30, 2013 and 2012, respectively.

Standby letters of credit written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk and recourse provisions involved in issuing letters of credit are essentially the same as those involved in extending loans to customers. The Company has recorded a liability for the estimated fair value of these letters of credit in the amount of $21,000 and $18,000 at September 30, 2013 and 2012, respectively, which is included in accrued expenses and other liabilities. The amount of standby letters of credit was $1.5 million and $799,000 at September 30, 2013 and 2012, respectively. The Company believes that the likelihood of having to perform on standby letters of credit is remote based on the financial condition of the guarantors and the Company's historical experience.

Since the formation of the joint venture with TowneBank Mortgage in fiscal 2013, the Company discontinued making loans held for sale. At September 30, 2013, the Company had no rate lock commitments to originate mortgage loans and no mortgage loans held for sale compared to $691,000 and $1.5 million, respectively, at September 30, 2012. At September 30, 2012, the Company had corresponding commitments outstanding of $2.1 million to sell loans on a best-efforts basis. These commitments to sell loans are designed to eliminate the Company's exposure to fluctuations in interest rates in connection with rate lock commitments and loans held for sale.

## Note 18. Commitments And Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position or results of operation.

## Note 19. Fair Value Measurements

In determining fair value, the Company uses various valuation approaches, including market, income and cost approaches. Accounting standards set forth a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, which are developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the variables that the market participants would use in pricing an asset or liability, which are developed based on the best information available in the circumstances.

The fair value hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). A financial asset's or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

- *Level 1:* Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

- *Level 2:* Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

- *Level 3:* Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The following is a description of valuation methodologies used for assets recorded at fair value on a recurring or non-recurring basis. The determination of where an asset or liability falls in the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter and, based on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. However, the Company expects that changes in classifications between levels will be rare.

<u>Securities available for sale:</u> Securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using a combination of methods, including model pricing based on spreads obtained from new market issues of similar securities, dealer quotes, and trade prices. Level 1 securities include common equity securities traded on nationally recognized securities exchanges. Level 2 securities include mortgage-backed securities and collateralized mortgage obligations issued by government sponsored entities, municipal bonds, and corporate debt securities. Level 3 securities include municipal bonds and corporate debt securities.

<u>Securities held to maturity:</u> Securities held-to-maturity are recorded at fair value on a non-recurring basis. A held-to-maturity security's amortized cost is adjusted only in the event that a decline in fair value is deemed to be other-than-temporary. At September 30, 2013, certain held-to-maturity securities were deemed to be other-than-temporarily impaired. These securities are classified as Level 3 securities and were written down to fair value at the balance sheet date determined by discounting estimated future cash flows. Management believes that classification and valuation of these securities, consisting of non-agency collateralized mortgage obligations, as Level 3 assets was necessary as the market for such securities severely contracted beginning in 2008 and became and has remained inactive since that time. While the market for highly-rated non-agency collateralized mortgage obligations with low

delinquency levels and high subordination saw significant price improvement beginning in the second half of fiscal 2010, the market for securities similar to those recognized as other-than-temporarily impaired, which had low ratings, high delinquency levels, and low subordination levels, remained inactive. As a result, management does not believe that quoted prices on similar assets were representative of fair value as there were few transactions, and transactions were often executed at distressed prices. Management estimates and discounts future cash flows based on a combination of observable and unobservable inputs, including a security's subordination percentage, projected delinquency rates, and estimated loss severity given default. These estimates are discounted using observable current market rates for securities with similar credit quality.

Loans held for sale: The fair value of loans held for sale is determined using quoted secondary-market prices. If the fair value of a loan is below its carrying value, a lower-of-cost-or-market adjustment is made to reduce the basis of the loan. If fair value exceeds carrying value, no adjustment is made. As such, the Company classifies loans held for sale as Level 2 assets and makes fair value adjustments on a non-recurring basis. Since the formation of the joint venture with TowneBank Mortgage, the Company no longer makes single-family, owner-occupied residential mortgage loans.

Impaired loans: The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and, if necessary, a specific allowance for loan losses is established. Loans for which it is probable that payment of principal and interest will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management writes the loan down to net realizable value either through a specific allowance or a charge-off, which, for "collateral dependent" impaired loans, is equal to fair value of the collateral less estimated costs to sell, if the loan balance exceeds net realizable value. For loans deemed to be "collateral dependent," fair value is estimated using the appraised value of the related collateral. At the time the loan is identified as impaired, the Company determines if an updated appraisal is needed and orders an appraisal if necessary. Subsequent to the initial measurement of impairment, management considers the need to order updated appraisals each quarter if changes in market conditions lead management to believe that the value of the collateral may have changed materially. Impaired loans where net realizable value is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or an appraised value less than one year old that is based upon information gathered from an active market, the Company classifies the impaired loan as a Level 2 asset. When an appraised value is not available, is greater than one year old, or if management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company classifies the impaired loan as a Level 3 asset. Additionally, if the fair value of an impaired loan is determined using an appraisal less than one year old that utilizes information gathered from an inactive market or contains material adjustments based upon unobservable market data, the Company classifies the impaired loan as a Level 3 asset.

Other real estate owned: Other real estate owned ("OREO") is adjusted to net realizable value, which is equal to fair value less costs to sell, upon foreclosure. Subsequently, OREO is adjusted on a non-recurring basis to the lower of carrying value or net realizable value. Fair value is based upon independent market prices, appraised values of the collateral, or management's estimation of the value of the OREO. When the fair value of OREO is based on an observable market price or an appraised value less than one year old estimated utilizing information gathered from an active market, the Company classifies the OREO as a Level 2 asset. When an appraised value is not available, is greater than one year old, or if management determines the fair value of the OREO is further impaired below the appraised value and there is no observable market price, the Company classifies the OREO as a Level 3 asset. Additionally, if the fair value of the OREO is determined using an appraisal less than one year old that utilizes information gathered from an inactive market or contains material adjustments based upon unobservable market data, the Company classifies the OREO as a Level 3 asset.

Assets measured at fair value on a recurring basis as of September 30, 2013 and 2012 are summarized below:

| *(Dollars in thousands)* | September 30, 2013 | | | | September 30, 2012 | | | |
|---|---|---|---|---|---|---|---|---|
| | Total | Level 1 | Level 2 | Level 3 | Total | Level 1 | Level 2 | Level 3 |
| Securities available for sale | | | | | | | | |
| States and political subdivisions | $ 5,561 | $ - | $ 5,561 | $ - | $ 13,125 | $ - | $ 11,585 | $ 1,540 |
| Agency mortgage-backed securities | 112,429 | - | 112,429 | - | 81,780 | - | 81,780 | - |
| Agency collateralized mortgage obligations | 80,069 | - | 80,069 | - | 166,601 | - | 166,601 | - |
| Corporate equity securities | 21,042 | 21,042 | - | - | 14,796 | 14,796 | - | - |
| Corporate debt securities | 85,897 | - | 81,385 | 4,512 | 117,877 | - | 112,984 | 4,893 |
| Total assets at fair value | $ 304,998 | $ 21,042 | $ 279,444 | $ 4,512 | $ 394,179 | $14,796 | $ 372,950 | $ 6,433 |

A rollforward of securities classified as Level 3 measured at fair value on a recurring basis from the prior year end is as follows (dollars in thousands):

| | 2013 | 2012 |
|---|---|---|
| **Balance of Level 3 assets measured on a recurring basis at beginning of year** | $ 6,433 | $ 6,685 |
| Principal payments in year | (207) | (369) |
| Sales of securities in year | (1,496) | - |
| Amortization of premiums or discounts | (26) | (27) |
| Other-than-temporary impairment charges included in noninterest income | (44) | (730) |
| Net change in unrealized gains or losses included in accumulated other comprehensive income | (148) | 874 |
| **Balance of Level 3 assets measured on a recurring basis at end of year** | $ 4,512 | $ 6,433 |

Level 3 securities measured at fair value on a recurring basis at September 30, 2013 consist of one corporate debt security for which the Company was not able to obtain dealer quotes due to lack of trading activity. For this security the Company obtained a bid indication from a third-party trading desk to determine the fair value.

The Company may be required, from time to time, to measure certain assets at fair value on a non-recurring basis in accordance with GAAP. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period, including held-to-maturity securities, impaired loans and other real estate owned. Held-to-maturity securities are measured at fair value in a period in which an other-than-temporary impairment charge is recognized. Impaired loans are measured at fair value when a change in the value of the underlying collateral or a change in the present value of estimated future cash flows result in a change in the specific allowance for such a loan. Other real estate owned is measure at fair value in the period of foreclosure or in a period in which a change in net realizable value results in an impairment charge.

Assets measured at fair value on a non-recurring basis as of September 30, 2013 and 2012 are included in the table below:

| *(Dollars in thousands)* | September 30, 2013 | | | | September 30, 2012 | | | |
|---|---|---|---|---|---|---|---|---|
| | Total | Level 1 | Level 2 | Level 3 | Total | Level 1 | Level 2 | Level 3 |
| Non-agency collateralized mortgage obligations | $ 7 | $ - | $ - | $ 7 | $ 602 | $ - | $ - | $ 602 |
| Impaired loans | | | | | | | | |
| One- to four-family | 3,633 | - | - | 3,633 | 903 | - | - | 903 |
| Multi-family | 12,570 | - | - | 12,570 | - | - | - | - |
| Land and land development | 12,681 | - | - | 12,681 | 9,116 | - | - | 9,116 |
| Other real estate owned | 2,083 | - | - | 2,083 | 6,340 | - | 747 | 5,593 |
| Total assets at fair value | $ 30,974 | $ - | $ - | $30,974 | $ 16,961 | $ - | $ 747 | $16,214 |

In estimating the fair value of non-agency collateralized mortgage obligations ("CMOs"), the Company performs a discounted cash flow analysis that uses certain unobservable inputs, including delinquency and loss severity rates for the collateral underlying each security, cash flow estimates obtained from a third-party service, and the discount rate applied. Since there is no readily-available discount rate for each individual security, the Company begins with the rate of a seven-year corporate bond (which management believes mirrors the expected remaining life of these securities) with a credit rating of B as of the balance sheet date. The Company applies this rate as the discount rate on non-agency CMOs rated as "investment grade" by the major rating agencies and applies multiples of this rate to non-agency CMO's of lower credit quality. For the year ended September 30, 2013, due to improvements seen in the economy, the Company decreased the multiple applied to securities not rated "investment grade" by 25% from the multiple used at September 30, 2012. At September 30, 2013, for securities rated one level below investment grade, the Company applies this rate times a factor of 1.5; for securities rated two levels below investment grade, the Company applies this rates times a factor of 2.25; and for securities rate three or more levels below investment grade, the Company applies this rate times a factor of 3.0. The following table provides information about unobservable inputs used in the valuation of non-agency CMOs at September 30, 2013:

| | Range | Weighted Average |
|---|---|---|
| Delinquency rate | 0.00% - 74.35% | 14.40% |
| Loss severity | 0.37% - 78.29% | 42.25% |
| Discount rate | 6.12% - 18.36% | 14.49% |

The following methods and assumptions were used to estimate fair value of other classes of financial instruments:

Cash and cash equivalents: The carrying amount is a reasonable estimate of fair value.

Loans held for investment: The fair value of loans held for investment is determined by discounting the future cash flows using the rates currently offered for loans of similar remaining maturities. Estimates of future cash flows are based upon current account balances, contractual maturities, prepayment assumptions, and repricing schedules.

Federal Home Loan Bank stock: The carrying amount of restricted stock approximates the fair value based on the redemption provisions.

Accrued interest receivable: The carrying amount is a reasonable estimate of fair value.

Deposits: The carrying values of regular checking, money market savings, and money market checking accounts are, by definition, equal to the fair value. The fair value of fixed-maturity certificates of deposit is determined by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

FHLB borrowings: The fair values of FHLB borrowings are determined by discounting the future cash flows using rates currently offered for borrowings with similar terms.

Accrued interest payable: The carrying amount is a reasonable estimate of fair value.

Advance payments by borrowers for property taxes and insurance: The carrying amount is a reasonable estimate of fair value.

Commitments to extend credit: The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The majority of the Company's commitments to extend credit carry current interest rates if converted to loans.

Standby letters of credit: The fair value of standby letters of credit is based on fees the Company would have to pay to have another entity assume its obligation under the outstanding arrangement.

The estimated fair values of the Company's financial instruments at September 30, 2013 and September 30, 2012 are as follows:

| | September 30, 2013 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Total | | Level 1 | | Level 2 | | Level 3 | |
| *(Dollars in thousands)* | Carrying Value | Fair Value | Carrying Value | Fair Value | Carrying Value | Fair Value | Carrying Value | Fair Value |
| Financial assets: | | | | | | | | |
| Cash and cash equivalents | $ 98,914 | $ 98,914 | $ 98,914 | $ 98,914 | $ - | $ - | $ - | $ - |
| Securities available for sale | 304,998 | 304,998 | 21,042 | 21,042 | 279,444 | 279,444 | 4,512 | 4,512 |
| Securities held to maturity | 70,249 | 72,747 | - | - | 62,416 | 63,116 | 7,833 | 9,631 |
| Net loans | 511,183 | 522,494 | - | - | - | - | 511,183 | 522,494 |
| FHLB stock | 9,328 | 9,328 | 9,328 | 9,328 | - | - | - | - |
| Accrued interest receivable | 4,081 | 4,081 | 4,081 | 4,081 | - | - | - | - |
| Financial liabilities: | | | | | | | | |
| Deposits | 646,838 | 650,508 | - | - | 646,838 | 650,508 | - | - |
| FHLB borrowings | 163,485 | 183,868 | - | - | 163,485 | 183,868 | - | - |
| Accrued interest payable | 852 | 852 | 852 | 852 | - | - | - | - |
| Advance payments by borrowers for taxes and insurance | 2,769 | 2,769 | 2,769 | 2,769 | - | - | - | - |
| Off-balance-sheet financial instruments: | | | | | | | | |
| Commitments to extend credit | - | - | - | - | - | - | - | - |
| Standby letters of credit | - | 21 | - | - | - | - | - | 21 |

| | September 30, 2012 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Total | | Level 1 | | Level 2 | | Level 3 | |
| *(Dollars in thousands)* | Carrying Value | Fair Value | Carrying Value | Fair Value | Carrying Value | Fair Value | Carrying Value | Fair Value |
| Financial assets: | | | | | | | | |
| Cash and cash equivalents | $ 119,879 | $ 119,879 | $ 119,879 | $ 119,879 | $ - | $ - | $ - | $ - |
| Securities available for sale | 394,179 | 394,179 | 14,796 | 14,796 | 372,950 | 372,950 | 6,433 | 6,433 |
| Securities held to maturity | 20,372 | 20,755 | - | - | 9,793 | 10,581 | 10,579 | 10,174 |
| Net loans | 450,465 | 469,359 | - | - | - | - | 450,465 | 469,359 |
| Loans held for sale | 1,458 | 1,458 | - | - | 1,458 | 1,458 | - | - |
| FHLB stock | 10,082 | 10,082 | 10,082 | 10,082 | - | - | - | - |
| Accrued interest receivable | 4,448 | 4,448 | 4,448 | 4,448 | - | - | - | - |
| Financial liabilities: | | | | | | | | |
| Deposits | 640,304 | 647,640 | - | - | 640,304 | 647,640 | - | - |
| FHLB borrowings | 172,204 | 213,040 | - | - | 172,204 | 213,040 | - | - |
| Accrued interest payable | 912 | 912 | 912 | 912 | - | - | - | - |
| Advance payments by borrowers for taxes and insurance | 2,325 | 2,325 | 2,325 | 2,325 | - | - | - | - |
| Off-balance-sheet financial instruments: | | | | | | | | |
| Commitments to extend credit | - | - | - | - | - | - | - | - |
| Standby letters of credit | - | 18 | - | - | - | - | - | 18 |

## Note 20. Parent Company Only Financial Statements

**Franklin Financial Corporation**
**(Parent Company Only)**

**Balance Sheets**
**September 30, 2013 and 2012**

| *(Dollars in thousands)* | 2013 | 2012 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents: | | |
| Interest-bearing deposits in other banks | $ 806 | $ 2,989 |
| Money market investments | 3,186 | 14,507 |
| Total cash and cash equivalents | 3,992 | 17,496 |
| Securities available for sale | 21,042 | 14,796 |
| Loans, net of deferred loan fees | 21,644 | 14,899 |
| Less allowance for loan losses | – | 428 |
| Net loans | 21,644 | 14,471 |
| ESOP loan receivable | 10,570 | 10,927 |
| Accrued interest receivable on ESOP loan | 395 | 423 |
| Investment in the Bank | 182,576 | 184,277 |
| Cash surrender value of bank-owned life insurance | – | 5,793 |
| Deferred income taxes | 1,243 | 958 |
| Income taxes currently receivable | – | 247 |
| Prepaid expenses and other assets | 44 | 79 |
| Total assets | $ 241,506 | $ 249,467 |
| **Liabilities and Stockholders' Equity:** | | |
| Liabilities: | | |
| Income taxes currently payable | $ 103 | $ – |
| Accrued expenses and other liabilities | 9 | – |
| Total liabilities | 112 | – |
| Stockholders' equity: | | |
| Preferred stock, $0.01 par value: 10,000,000 shares authorized, no shares issued or outstanding | – | – |
| Common stock, $.01 par value: 75,000,000 shares authorized; 12,250,625 and 13,342,138 shares issued and outstanding, respectively | 123 | 133 |
| Additional paid-in capital | 112,516 | 129,391 |
| Unearned ESOP shares | (9,870) | (10,442) |
| Unearned equity incentive plan shares | (7,725) | (7,411) |
| Undistributed stock-based deferral plan shares | (2,646) | (2,533) |
| Retained earnings | 136,255 | 132,251 |
| Accumulated other comprehensive income | 12,741 | 8,078 |
| Total stockholders' equity | 241,394 | 249,467 |
| Total liabilities and stockholders' equity | $ 241,506 | $ 249,467 |

## FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARIES
**Notes to Consolidated Financial Statements**

### Franklin Financial Corporation
### (Parent Company Only)

### Statements of Income
### Years Ended September 30, 2013, 2012, and 2011

| *(Dollars in thousands)* | 2013 | 2012 | 2011 |
|---|---|---|---|
| Interest and dividend income: | | | |
| Interest and fees on loans | $ 943 | $ 26 | $ – |
| Interest on deposits in other banks | 31 | 13 | 5 |
| Interest on money market investments | – | 1 | – |
| Interest and dividends on securities | 362 | 501 | 303 |
| Interest on ESOP loan | 533 | 555 | 245 |
| Total interest and dividend income | 1,869 | 1,096 | 553 |
| Interest expense: | | | |
| Interest on borrowings | – | – | 164 |
| Total interest expense | – | – | 164 |
| Net interest income | 1,869 | 1,096 | 389 |
| (Credit) provision for loan losses | (428) | 230 | – |
| Net interest income after (credit) provision for loan losses | 2,297 | 866 | 389 |
| Noninterest income (expense): | | | |
| Other service charges and fees | 7 | – | – |
| Gains on sales of securities, net | 351 | 143 | 23 |
| Net impairment of securities reflected in earnings | – | (3,417) | (1,123) |
| Increase in cash surrender value of bank-owned life insurance | 175 | 244 | 243 |
| Other operating income | 3 | – | 28 |
| Total noninterest income (expense) | 536 | (3,030) | (829) |
| Other noninterest expenses: | | | |
| Charitable contributions to The Franklin Federal Foundation | – | – | 5,555 |
| Other operating expenses | 728 | 558 | 652 |
| Total other noninterest expenses | 728 | 558 | 6,207 |
| Income (loss) before equity in undistributed net income of the Bank and provision for income taxes | 2,105 | (2,722) | (6,647) |
| Equity in undistributed net income of the Bank | 7,058 | 9,325 | 6,316 |
| Income (loss) before (benefit) provision for income taxes | 9,163 | 6,603 | (331) |
| (Benefit) provision for income taxes | (183) | 122 | (1,762) |
| Net income | $ 9,346 | $ 6,481 | $ 1,431 |

FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARIES
**Notes to Consolidated Financial Statements**

**Franklin Financial Corporation and Predecessors**
**(Parent Company Only)**

**Statements of Cash Flows**
**Years Ended September 30, 2013, 2012, and 2011**

| *(Dollars in thousands)* | 2013 | 2012 | 2011 |
|---|---|---|---|
| Cash Flows From Operating Activities | | | |
| Net income | $ 9,346 | $ 6,481 | $ 1,431 |
| Adjustments to reconcile net income to net cash and cash equivalents provided (used) by operating activities: | | | |
| (Credit) provision for loan losses | (428) | 230 | – |
| Gain on sales of securities available for sale, net | (351) | (108) | (23) |
| Impairment charge on securities | – | 3,417 | 1,123 |
| Net amortization on securities | – | (35) | – |
| Equity in undistributed income of the Bank | (7,058) | (9,325) | (6,316) |
| Charitable contribution of stock to The Franklin Federal Foundation | – | – | 4,166 |
| Deferred income taxes | (285) | 362 | (1,326) |
| Changes in assets and liabilities: | | | |
| Accrued interest receivable on ESOP loan | 28 | (178) | (245) |
| Cash surrender value of bank-owned life insurance | (175) | (245) | (242) |
| Income taxes currently receivable/payable | 350 | 189 | (197) |
| Prepaid expenses and other assets | 35 | (47) | 832 |
| Accrued expenses and other liabilities | 9 | – | (14) |
| **Net cash and cash equivalents provided (used) by operating activities** | 1,471 | 741 | (811) |
| Cash Flows From Investing Activities | | | |
| Proceeds from sales of securities available for sale | 1,417 | 18,860 | 4,211 |
| Purchases of securities available for sale | (122) | (5,284) | (10,201) |
| Net increase in loans | (6,745) | (14,701) | – |
| Stock purchased for ESOP | – | – | (11,442) |
| Repayment of ESOP loan receivable | 357 | 515 | – |
| Dividends received from the Bank | 15,000 | – | – |
| Capital contribution to the Bank | – | – | (68,130) |
| **Net cash and cash equivalents provided (used) by investing activities** | 9,907 | (610) | (85,562) |
| Cash Flows From Financing Activities | | | |
| Proceeds from the issuance of common stock, net of issuance costs | 28 | – | 136,261 |
| Proceeds from the exercise of stock options | 99 | | |
| Proceeds from the vesting of restricted stock | 1,440 | | |
| Repurchase of common stock | (19,353) | (15,375) | – |
| Repurchase of common stock for equity incentive plan | (1,754) | (7,411) | – |
| Cash dividends paid to common stockholders | (5,342) | | |
| Net borrowings on loan from the Bank | – | – | (10,000) |
| **Net cash and cash equivalents (used) provided by financing activities** | (24,882) | (22,786) | 126,261 |
| **Net (decrease) increase in cash and cash equivalents** | (13,504) | (22,655) | 39,888 |
| Cash and cash equivalents at beginning of year | 17,496 | 40,151 | 263 |
| Cash and cash equivalents at end of year | $ 3,992 | $ 17,496 | $ 40,151 |
| | | | |
| Supplemental schedule of noncash investing activities | | | |
| Contribution of bank-owned life insurance to the Bank | $ 5,968 | $ – | $ – |

## Note 21. Earnings Per Share

Basic earnings per share are computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share are computed using the weighted average number of common shares outstanding during the period, including the effect of dilutive potential common shares outstanding attributable to stock awards.

| *(Amounts in thousands, except per share data)* | 2013 | 2012 | 2011 |
|---|---|---|---|
| Numerator: | | | |
| Net income available to common stockholders | $ 9,346 | $ 6,481 | $ 1,431 |
| Denominator: | | | |
| Weighted-average common shares outstanding | 11,746 | 13,025 | 13,177 |
| Effect of dilutive securities | 180 | 19 | - |
| Weighted-average common shares outstanding - assuming dilution | 11,926 | 13,044 | 13,177 |
| Basic earnings per common share[1] | $ 0.80 | $ 0.50 | $ 0.11 |
| Diluted earnings per common share[1] | $ 0.78 | $ 0.50 | $ 0.11 |

[1] Weighted-average shares used in the calculation of basic and diluted earnings per share for fiscal 2011 were calculated from April 27, 2011 to September 30, 2011.

## Note 22. Unaudited Interim Financial Information

The unaudited statements of income for each of the quarters during the fiscal years ended September 30, 2013 and 2012 are summarized below:

| | Three months ended | | | |
|---|---|---|---|---|
| *(Dollars in thousands, except per share data)* | September 30, 2013 | June 30, 2013 | March 31, 2013 | December 31, 2012 |
| Interest and dividend income | $ 10,091 | $ 9,787 | $ 9,914 | $ 9,998 |
| Interest expense | 3,463 | 3,505 | 3,523 | 3,643 |
| Net interest income | 6,628 | 6,282 | 6,391 | 6,355 |
| Provision (credit) for loan losses | (7) | 171 | 126 | 235 |
| Net interest income after provision (credit) for loan losses | 6,635 | 6,111 | 6,265 | 6,120 |
| Noninterest income | 910 | 789 | 2,455 | 1,789 |
| Noninterest expenses | 4,621 | 4,598 | 4,713 | 4,593 |
| Net income before provision for income taxes | 2,924 | 2,302 | 4,007 | 3,316 |
| Provision for income taxes | 264 | 640 | 1,292 | 1,007 |
| Net income | $ 2,660 | $ 1,662 | $ 2,715 | $ 2,309 |
| Basic net income per common share | $ 0.23 | $ 0.14 | $ 0.23 | $ 0.19 |
| Diluted net income per common share | $ 0.23 | $ 0.14 | $ 0.23 | $ 0.19 |

| | Three months ended | | | |
|---|---|---|---|---|
| *(Dollars in thousands)* | September 30, 2012 | June 30, 2012 | March 31, 2012 | December 31, 2011 |
| Interest and dividend income | $ 10,422 | $ 10,698 | $ 11,017 | $ 11,437 |
| Interest expense | 3,768 | 3,989 | 4,231 | 4,381 |
| Net interest income | 6,654 | 6,709 | 6,786 | 7,056 |
| Provision (credit) for loan losses | (607) | (390) | (298) | 146 |
| Net interest income after provision (credit) for loan losses | 7,261 | 7,099 | 7,084 | 6,910 |
| Noninterest income (expense) | 1,328 | (1,341) | 188 | (243) |
| Noninterest expenses | 4,833 | 5,065 | 3,612 | 3,554 |
| Net income before provision for income taxes | 3,756 | 693 | 3,660 | 3,113 |
| Provision for income taxes | 1,204 | 1,047 | 1,152 | 1,337 |
| Net income (loss) | $ 2,552 | $ (354) | $ 2,508 | $ 1,776 |
| Basic net income (loss) per common share | $ 0.20 | $ (0.03) | $ 0.19 | $ 0.13 |
| Diluted net income (loss) per common share | $ 0.20 | $ (0.03) | $ 0.19 | $ 0.13 |

| *(Dollars in thousands)* | Three months ended September 30, 2011 | June 30, 2011 | March 31, 2011 | December 31, 2010 |
|---|---|---|---|---|
| Interest and dividend income | $ 11,497 | $ 11,746 | $ 11,162 | $ 11,529 |
| Interest expense | 4,541 | 4,838 | 4,938 | 5,081 |
| Net interest income | 6,956 | 6,908 | 6,224 | 6,448 |
| Provision for loan losses | 1,207 | 1,825 | 290 | 422 |
| Net interest income after provision for loan losses | 5,749 | 5,083 | 5,934 | 6,026 |
| Noninterest income (expense) | 131 | (736) | 566 | 366 |
| Noninterest expenses | 3,852 | 9,466 | 4,168 | 3,450 |
| Net income (loss) before provision for income taxes | 2,028 | (5,119) | 2,332 | 2,942 |
| Income tax expense (benefit) | 1,092 | (1,844) | 597 | 907 |
| Net income (loss) | $ 936 | $ (3,275) | $ 1,735 | $ 2,035 |
| Basic net income (loss) per common share[1] | $ 0.07 | $ (0.25) | N/A | N/A |
| Diluted net income (loss) per common share[1] | $ 0.07 | $ (0.25) | N/A | N/A |

(1) Weighted-average shares used in the calculation of basic and diluted earnings per share for fiscal 2011 were calculated from April 27, 2011 to September 30, 2011.

## Note 23. Subsequent Events

*Equity Incentive Plan*

On October 4, 2013 the Company granted 315,200 stock options and 122,500 restricted stock awards to directors and officers under the 2012 Equity Incentive Plan. The stock options and restricted stock are contingent upon meeting service conditions and vest ratably over five years. The stock options are exercisable at $18.40 per share.

## Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

## Item 9A. CONTROLS AND PROCEDURES

*Disclosure Controls and Procedures.* The Company's management, including the Company's principal executive officer and principal financial officer, have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the SEC (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (2) is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

No changes in the Company's internal control over financial reporting occurred during the quarter ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

*Management's Report on Internal Control over Financial Reporting.* The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance to management and the board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of our internal control over financial reporting as of September 30, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework (1992)*. Based on our assessment, we believe that, as of September 30, 2013, internal control over financial reporting was effective based on those criteria.

McGladrey LLP, an independent registered public accounting firm, has audited the Company's consolidated financial statements as of and for the year ended September 30, 2013, and the effectiveness of the Company's internal control over financial reporting as of September 30, 2013, as stated in their reports, which are included herein.

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Stockholders
Franklin Financial Corporation and Subsidiaries

We have audited Franklin Financial Corporation and Subsidiaries' internal control over financial reporting as of September 30, 2013, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992. Franklin Financial Corporation and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that *(a)* pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; *(b)* provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and *(c)* provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Franklin Financial Corporation and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of September 30, 2013, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Franklin Financial Corporation and Subsidiaries as of September 30, 2013 and 2012, and the related consolidated income statements, and statements of comprehensive income, changes in stockholders' equity and cash flows, for each of the three years in the period ended September 30, 2013 and our report dated December 19, 2013 expressed an unqualified opinion.


McGladrey LLP

Richmond, VA
December 19, 2013

## Item 9B. OTHER INFORMATION

Not applicable.

# PART III

## Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information with respect to the directors of the Company is contained in the Company's 2014 Proxy Statement under the caption, "Election of Directors", and is incorporated herein by reference. The information regarding the Section 16(a) reporting requirements of the directors and executive officers is contained in the 2014 Proxy Statement under the caption, "Section 16(a) Beneficial Ownership Reporting Compliance," and is incorporated herein by reference. Information with respect to the Company's Audit Committee is contained in the Company's 2014 Proxy Statement under the caption "Corporate Governance and Board Matters," and is incorporated herein by reference.

The executive officers of Franklin Financial Corporation and Franklin Federal are:

| Name | Position with Franklin Financial Corporation | Position with Franklin Federal |
|---|---|---|
| Richard T. Wheeler, Jr. | Chairman, President and Chief Executive Officer | Chairman, President and Chief Executive Officer |
| Donald F. Marker | Vice President, Chief Financial Officer and Secretary/Treasurer | Executive Vice President, Chief Financial Officer and Secretary/Treasurer |
| Steven R. Lohr | Vice President | Executive Vice President |
| Barry R. Shenton | Vice President | Executive Vice President |

*Richard T. Wheeler, Jr.* is Chairman, President and Chief Executive Officer of Franklin Financial Corporation and Franklin Federal. Mr. Wheeler joined Franklin Federal in 1992. Age 67. Director since 1992.

*Donald F. Marker* is Vice President, Chief Financial Officer and Secretary/Treasurer of Franklin Financial Corporation and Executive Vice President, Chief Financial Officer and Secretary/Treasurer of Franklin Federal. Mr. Marker joined Franklin Federal in 1989. Age 52.

*Steven R. Lohr* is Vice President of Franklin Financial Corporation and Executive Vice President of Franklin Federal. Mr. Lohr joined Franklin Federal in 1998. Age 64.

*Barry R. Shenton* is Vice President of Franklin Financial Corporation and Executive Vice President of Franklin Federal. Mr. Shenton joined Franklin Federal in 1999. Age 65.

The Company has adopted a code of ethics for all employees, including officers and directors, which can be found under corporate "Investor Relations -> Corporate Information -> Governance Documents" at *http://www.franklinfederal.com.* Stockholders may request a free printed copy from:

Franklin Financial Corporation
Attention: Investor Relations
4501 Cox Road
Glen Allen, VA 23060

## Item 11. EXECUTIVE COMPENSATION

Information regarding executive and director compensation is set forth under the captions "Executive Compensation," "Directors' Compensation," "Compensation Committee Report," and "Compensation Discussion and Analysis" in the 2014 Proxy Statement, and is incorporated herein by reference.

## Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table provides information as of September 30, 2013 with respect to shares of common stock that may be issued under the Company's existing equity compensation plan.

| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants or Rights | Weighted-Average Exercise Price of Outstanding Options, Warrants or Rights | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A) |
|---|---|---|---|
| | (A) | (B) | (C) |
| Equity compensation plans approved by security holders: | | | |
| 2012 Equity Incentive Plan........................ | 1,107,600 | $ 13.42 | 437,898 |
| Equity compensation plans not approved by security holders......................................... | - | - | - |
| Total.................................................. | 1,107,600 | $ 13.42 | 437,898 |

Information regarding security interest of certain beneficial owners and management is set forth under the caption "Stock Ownership" in the 2014 Proxy Statement, and is incorporated herein by reference.

## Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information regarding certain relationships and related transactions is set forth under "Transactions with Related Persons" in the 2014 Proxy Statement, and is incorporated herein by reference. Information on director independence is set forth under "Director Independence" section in the 2014 Proxy Statement, and is incorporated herein by reference.

## Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information regarding principal auditor fees and services is set forth under "Audit-Related Matters" in the 2014 Proxy Statement, and is incorporated herein by reference.

# PART IV

## Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

### (a)(1) Financial Statements

The financial statements are filed as part of this report under Item 8 – "Financial Statements and Supplementary Data."

### (a)(2) Financial Statement Schedules

All schedules are omitted since they are not required, are not applicable, or the required information is shown in the consolidated financial statements or notes thereto.

**(a)(3) Exhibits**

The following exhibits are either filed as part of this Report or are incorporated herein by reference:

| Exhibit No. | Description of Exhibit |
|---|---|
| 3.1 | Articles of Incorporation of Franklin Financial Corporation [1] |
| 3.2 | Bylaws of Franklin Financial Corporation [2] |
| 4.0 | Form of Common Stock Certificate of Franklin Financial Corporation [3] |
| 10.1 | Employment Agreement, dated June 1, 2011, by and between Franklin Financial Corporation and Richard T. Wheeler, Jr. [4] |
| 10.2 | First Amendment, dated December 21, 2011, to the Employment Agreement by and between Franklin Financial Corporation and Richard T. Wheeler, Jr.[5] |
| 10.3 | Employment Agreement, dated June 1, 2011, by and between Franklin Federal Savings Bank and Richard T. Wheeler, Jr. [4] |
| 10.4 | First Amendment, dated December 21, 2011, to the Employment Agreement by and between Franklin Federal Savings Bank and Richard T. Wheeler, Jr.[5] |
| 10.5 | Second and Third Amendments, dated October 1, 2013 and October 29, 2013, respectively, to the Employment Agreements by and between both Franklin Financial Corporation and Franklin Federal Savings Bank and Richard T. Wheeler, Jr. |
| 10.6 | Employment Agreement, dated June 1, 2011, by and between Franklin Financial Corporation and Donald F. Marker [4] |
| 10.7 | First Amendment, dated December 21, 2011, to the Employment Agreement by and between Franklin Financial Corporation and Donald F. Marker[5] |
| 10.8 | Employment Agreement, dated June 1, 2011, by and between Franklin Federal Savings Bank and Donald F. Marker [4] |
| 10.9 | First Amendment, dated December 21, 2011, to the Employment Agreement by and between Franklin Federal Savings Bank and Donald F. Marker[5] |
| 10.10 | Second and Third Amendments, dated October 1, 2013 and October 29, 2013, respectively, to the Employment Agreements by and between both Franklin Financial Corporation and Franklin Federal Savings Bank and Donald F. Marker |
| 10.11 | Employment Agreement, dated June 1, 2011, by and between Franklin Financial Corporation and Steven R. Lohr [4] |
| 10.12 | First Amendment, dated December 21, 2011, to the Employment Agreement by and between Franklin Financial Corporation and Steven R. Lohr[5] |
| 10.13 | Employment Agreement, dated June 1, 2011, by and between Franklin Federal Savings Bank and Steven R. Lohr [4] |
| 10.14 | First Amendment, dated December 21, 2011, to the Employment Agreement by and between Franklin Federal Savings Bank and Steven R. Lohr[5] |
| 10.15 | Second and Third Amendments, dated October 1, 2013 and October 29, 2013, respectively, to the Employment Agreements by and between both Franklin Financial Corporation and Franklin Federal Savings Bank and Steven R. Lohr |
| 10.16 | Employment Agreement, dated June 1, 2011, by and between Franklin Financial Corporation and Barry R. Shenton [4] |
| 10.17 | First Amendment, dated December 21, 2011, to the Employment Agreement by and between Franklin Financial Corporation and Barry R. Shenton[5] |

| | |
|---|---|
| 10.18 | Employment Agreement, dated June 1, 2011, by and between Franklin Federal Savings Bank and Barry R. Shenton [4] |
| 10.19 | First Amendment, dated December 21, 2011, to the Employment Agreement by and between Franklin Federal Savings Bank and Barry R. Shenton[5] |
| 10.20 | Second and Third Amendments, dated October 1, 2013 and October 29, 2013, respectively, to the Employment Agreements by and between both Franklin Financial Corporation and Franklin Federal Savings Bank and Barry R. Shenton |
| 10.21 | Supplemental Retirement Plan Agreement between Franklin Federal Savings Bank and Richard T. Wheeler, Jr. [6] |
| 10.22 | Form of Franklin Financial Corporation Stock-Based Deferral Plan [7] |
| 10.23 | Franklin Financial Corporation 2012 Equity Incentive Plan [8] |
| 21 | Subsidiaries of the Registrant |
| 23.1 | Consent of Independent Registered Public Accounting Firm |
| 31.1 | Rule 13a-14(a) Certification of Chief Executive Officer |
| 31.2 | Rule 13a-14(a) Certification of Chief Financial Officer |
| 32 | Section 1350 Certifications |
| 101 | The following materials from the Franklin Financial Corporation Annual Report on Form 10-K for the year ended September 30, 2013 are formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Balance Sheets; (ii) the Consolidated Income Statements; (iii) the Consolidated Statements of Comprehensive Income; (iv) the Consolidated Statements of Changes in Stockholders' Equity; (v) the Consolidated Statements of Cash Flows; and (vi) related notes. |

---

(1) Incorporated herein by reference to Exhibit 3.1 of pre-effective amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-171108), filed with the Securities and Exchange Commission on January 28, 2011.

(2) Incorporated herein by reference to Exhibit 3.2 of pre-effective amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-171108), filed with the Securities and Exchange Commission on January 28, 2011.

(3) Incorporated herein by reference to Exhibit 4.0 to the Company's Registration Statement on Form S-1 (File No. 333-171108), as amended, initially filed with the Securities and Exchange Commission on December 10, 2010.

(4) Incorporated herein by reference to Exhibits 10.1 – 10.8 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 1, 2011.

(5) Incorporated herein by reference to Exhibits 10.2, 10.4, 10.6, 10.8, 10.10, 10.12, 10.14 and 10.16 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission December 22, 2011.

(6) Incorporated herein by reference to Exhibit 10.9 of pre-effective amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-171108), filed with the Securities and Exchange Commission on January 28, 2011.

(7) Incorporated herein by reference to Exhibit 10.4 of pre-effective amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-171108), filed with the Securities and Exchange Commission on January 28, 2011.

(8) Incorporated herein by reference to Appendix A to the Company's Proxy Statement (File No. 001-35085), filed with the Securities and Exchange Commission on January 12, 2012.

**Signatures**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FRANKLIN FINANCIAL CORPORATION
Registrant

December 19, 2013

By: /s/ Richard T. Wheeler, Jr.
Richard T. Wheeler, Jr.
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated below.

| Signature | Title | Date |
|---|---|---|
| /s/ Richard T. Wheeler, Jr.<br>Richard T. Wheeler, Jr. | Chairman, President, and Chief Executive Officer<br>(Principle Executive Officer) | December 19, 2013 |
| /s/ Donald F. Marker<br>Donald F. Marker | Vice President, Chief Financial Officer and Secretary/Treasurer<br>(Principal Financial and Accounting Officer) | December 19, 2013 |
| /s/ Hugh T. Harrison II<br>Hugh T. Harrison II | Director | December 19, 2013 |
| /s/ Warren A. Mackey<br>Warren A. Mackey | Director | December 19, 2013 |
| /s/ L. Gerald Roach<br>L. Gerald Roach | Director | December 19, 2013 |
| /s/ Elizabeth W. Robertson<br>Elizabeth W. Robertson | Director | December 19, 2013 |
| /s/ George L. Scott<br>George L. Scott | Director | December 19, 2013 |
| /s/ Richard W. Wiltshire, Jr.<br>Richard W. Wiltshire, Jr. | Director | December 19, 2013 |
| /s/ Percy Wootton<br>Percy Wootton | Director | December 19, 2013 |



## CORPORATE OFFICE

Franklin Financial Corporation
4501 Cox Road
Glen Allen, VA 23060
(804) 967-7000

## INVESTOR RELATIONS

Franklin Financial Corporation's Annual Report, Form 10-K, and other corporate filings are available on the internet at http://investors.franklinfederal.com/. Stockholders may also obtain copies of these documents without charge upon written request. Requests for this or other financial information about Franklin Financial Corporation should be directed to:

Stephanie S. Holloway
Franklin Financial Corporation
4501 Cox Road
Glen Allen, VA 23060
Phone: (804) 249-2284
E-mail: sholloway@franklinfederal.com

## STOCK LISTING

Franklin Financial Corporation's common stock is traded on the NASDAQ Global Select Market under the symbol FRNK. The CUSIP number is 35353C102.

## INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

McGladrey LLP
7200 Glen Forest Drive, Suite 200
Richmond, VA 23226

## TRANSFER AGENT

Stockholders requiring an address change or seeking information on stock transfer requirements, lost certificates, dividends and other stockholder matters should contact our transfer agent:

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
(800) 368-5948
E-mail: info@rtco.com
Website: www.rtco.com

## Franklin Federal Savings Bank Branch Locations

AZALEA
5011 Brook Road
Richmond, Virginia 23227

IMPERIAL PLAZA
1717 Bellevue Avenue
Richmond, Virginia 23227

INNSBROOK
4501 Cox Road
Glen Allen, Virginia 23060

IRON BRIDGE
9961 Iron Bridge Road
Chesterfield, Virginia 23832

MECHANICSVILLE
7279 Bell Creek Road
Mechanicsville, Virginia 23111

NINE MILE
5100 Nine Mile Road
Richmond, Virginia 23223

STONY POINT
9000 West Huguenot Road
Richmond, Virginia 23235

VILLAGE
7013 Three Chopt Road
Richmond, Virginia 23226



Franklin Financial
CORPORATION

MAIN OFFICE
4501 Cox Road | Glen Allen, Virginia 23060
804.967.7000 | www.franklinfederal.com